National Bank of Canada

12g3-2(b) Submission

English summary of the acceptance of prospectus supplement received on January 18, 2005

We acknowledge receipt of the price fixing supplement no. 16 dated January 18, 2005 to the final short form prospectus of the National Bank of Canada dated July 15, 2003, qualifying the offering of NBC Mid-Term Linked Notes Series 2005-1 due January 26, 2014. This document now forms part of the public files of the *Agence nationale d'encadrement du secteur financier* (also known under the name "*Autorité des marchés financiers*").

Fees in the amount of $1,016.12 will be payable at the time of the filing of the report under Section 98.1 of the Regulation.

Yours truly,

[signature]


05006166


AUTORITÉ
DES MARCHÉS
FINANCIERS

NUMÉRO DE PROJET SÉDAR: 528867

DOSSIER N°: 2026

Montréal le 4 février 2005

Banque Nationale du Canada

Objet : Supplément de fixation du prix
Reçu le 18 janvier 2005

Messieurs,

Nous accusons

réception du supplément de fixation du prix n°16 daté du 18 janvier 2005 au prospectus simplifié définitif de Banque Nationale du Canada daté du 15 juillet 2003, visant le placement de billets à moyen terme série 2005-1 liés au rendement total de la BNC échéant le 26 janvier 2014. Ce document fait maintenant partie des dossiers publics de l'Autorité des marchés financiers.

Des droits au montant de 1 016,12 $ seront exigibles et devront être versés lors du dépôt du rapport prévu à l'article 98.1 du Règlement.

Veuillez agréer, Messieurs, l'expression de nos salutations distinguées.

(s) Nicole Berthelette
Nicole Berthelette
Agent vérificateur

NB/pg

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

CANADA

PROVINCE OF QUEBEC

DISTRICT OF MONTREAL

NATIONAL BANK OF CANADA

The Annual Meeting of Shareholders of National Bank of Canada will be held at 9:30 a.m. on Wednesday, March 2, 2005, at the Fairmont The Queen Elizabeth Hotel, 900 René-Lévesque Boulevard West, Montreal, Quebec.

CERTIFICATE OF MAILING

I the undersigned, Sylvie St-Pierre, by the present certify that :

1. I am an authorized officer of National Bank Trust Inc., a trust company duly incorporated, having its head office at 1100 University, Montreal.

2. National Bank Trust Inc. is the Transfer Agent and Registrar for the Preferred Shares Serie 13 and 15 of the Capital Stock of **NATIONAL BANK OF CANADA.**

3. National Bank Trust Inc. confirm that the mailing of the following documents **began on January 24, 2005 and was completed on January 27, 2005** to the address of all registered Shareholders of the Bank of record January 13, 2005:

A) Annual Report 2004;
B) Notice of Annual Meeting of Shareholders and Management Proxy Circular;
C) Minutes of the Annual Meeting of Holders of Common Shares of National Bank of Canada held on March 10, 2004;
D) Return card to shareholders regarding future Interim Reports.

Montréal, this twenty-eighth (28th) day of the month of January, two thousand five (2005).

NATIONAL BANK TRUST INC.

By : (Signed) Sylvie St-Pierre
Authorized Officer

CANADA

PROVINCE OF QUEBEC

DISTRICT OF MONTREAL

NATIONAL BANK OF CANADA

The Annual Meeting of Shareholders of National Bank of Canada will be held at 9:30 a.m. on Wednesday, March 2, 2005, at the Fairmont The Queen Elizabeth Hotel, 900 René-Lévesque Boulevard West, Montreal, Quebec.

CERTIFICATE OF MAILING

I the undersigned, Sylvie St-Pierre, by the present certify that :

1. I am an authorized officer of National Bank Trust Inc., a trust company duly incorporated, having its head office at 1100 University, Montreal.

2. National Bank Trust Inc. is the Transfer Agent and Registrar for the common shares of the Capital Stock of **NATIONAL BANK OF CANADA.**

3. National Bank Trust Inc. confirm that the mailing of the following documents **began on January 24, 2005 and was completed on January 27, 2005** to the address of all registered Shareholders of the Bank of record January 13, 2005:

A) Annual Report 2004;
B) Notice of Annual Meeting of Shareholders and Management Proxy Circular;
C) Proxy Form;
D) Minutes of the Annual Meeting of Holders of Common Shares of National Bank of Canada held on March 10, 2004;
E) Return card to shareholders regarding future Interim Reports;
F) Return Envelope.

Montréal, this twenty-eighth (28th) day of the month of January, two thousand five (2005).

NATIONAL BANK TRUST INC.

By : (Signed) Sylvie St-Pierre
Authorized Officer

National Bank of Canada

RECEIVED
2005 MAR -1 A 10:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

12g3-2(b) Submission

English summary of the report on the number of securities issued in Québec dated January 24, 2005

In accordance with Section 114 of the Regulation respecting securities (Québec), set forth below is the report of National Bank of Canada on the number and value of the securities issued in Québec under the exemption set forth in Section 52 of *The Securities Act* (Québec) during the fiscal year ended on October 31, 2004.

TITLE	NUMBER:	VALUE:
➢ Dividend Reinvestment Plan	**[See attached document]**	**[See attached document]**
➢ Stock Option Plan: • Options granted to employees residing in Québec • Options exercised by employees residing in Québec	**[See attached document]**	**[See attached document]**

Sincerely,

[signature]


BANQUE
NATIONALE
DU CANADA

Le 24 janvier 2005

DÉPÔT SEDAR

COMMISSION DES VALEURS MOBILIÈRES DU QUÉBEC
Tour de la Bourse
800, Square Victoria
22ième étage
Montréal (Québec)
H4Z 1G3

À l'attention du service de l'information continue

OBJET : Rapport sur le nombre de titres placés au Québec

Madame, Monsieur,

Voici, conformément à l'article 114 du *Règlement sur les valeurs mobilières du Québec*, le rapport de la Banque Nationale du Canada sur le nombre et la valeur des titres placés au Québec sous le régime des dispenses prévues à l'article 52 de la *Loi sur les valeurs mobilières du Québec* au cours de l'exercice financier ayant pris fin le 31 octobre 2004.

TITRE :	NOMBRE :	VALEUR :
➢ Régime de réinvestissement de dividende :	82 102	3 571 314.77$
➢ Régime d'option d'achat d'actions :		
• Options octroyées aux employés résidant au Québec :	1 247 250	51 137 250.00$
• Options exercées par les employés résidant au Québec :	1 152 380	51 262 581.20$

Veuillez agréer, madame, monsieur, l'expression de nos sentiments les meilleurs.

(signé) Linda Caty
Vice-présidente et secrétaire corporatif



Minutes

MINUTES of the Annual Meeting of Holders of Common Shares of NATIONAL BANK OF CANADA held at the Fairmont The Queen Elizabeth Hotel, 900 René-Lévesque Boulevard West, Montreal, Quebec, Canada, on Wednesday, March 10, 2004, at 9:30 a.m. (the "Meeting").

After welcoming the shareholders, André Bérard, Chairman of the Board of Directors (the "Board") of National Bank of Canada (the "Bank"), stated that, in accordance with the By-Laws of the Bank, the Board had designated him to act as Chairman of the Meeting. He also stated that the Board had designated Johanne Dupont, Vice-President and Corporate Secretary, to act as Secretary of the Meeting.

ATTESTATION OF QUORUM AND APPOINTMENT OF SCRUTINEERS

The Chairman of the Meeting noted that the required quorum of 10 shareholders was present and appointed Suzanne Bourgouin and Josée Legault, from National Bank Trust Inc., to act as Scrutineers during the Meeting.

RECEIPT OF CONSOLIDATED FINANCIAL STATEMENTS

The Chairman of the Meeting declared received the consolidated financial statements of the Bank for the financial year ended October 31, 2003 and the related auditors' report. He then gave the floor over to Réal Raymond, President and Chief Executive Officer.

ADDRESS BY THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

Réal Raymond began his address[1] by highlighting the Bank's excellent results and the appreciation in the price of its common shares.

He then summarized the initiatives taken by the Bank in the area of corporate governance. He discussed the creation of a Disclosure Committee and the new measures implemented to more closely align the interests of the Bank's senior officers with those of shareholders.

Mr. Raymond pointed out that André Bérard would be stepping down as member and Chairman of the Board and thanked him warmly for his dedication and contribution to the Bank.

Mr. Raymond informed the shareholders of the Bank's strategy built around the business model of a super-regional bank. He discussed the importance of partnerships and changes in the Bank's offering of financial products and services.

In closing, he invited the shareholders to view an audio-visual presentation on the contribution of the Bank and its employees to a host of organizations aimed at improving the quality of life of fellow citizens.

ADDRESS BY THE COMMITTEE CHAIRS

Jean Douville, Chair of the Conduct Review and Corporate Governance Committee, informed the shareholders of the work and responsibilities of this committee.

Further to a question from Lowell Weir, a shareholder of the Bank, a discussion ensued concerning the increase in the remuneration of directors and the remuneration of the next Chairman of the Board. With regard to the latter point, the Chairman of the Meeting suggested that Mr. Weir contact the Corporate Secretary's Office to obtain the information.

Jean Gaulin, Chair of the Human Resources Committee, and Pierre Bourgie, Chair of the Audit and Risk Management Committee, discussed the work of their committees during the financial year.

REVIEW OF GENERAL PRACTICES GOVERNING VOTING

Johanne Dupont reviewed the general voting procedure. She explained that a proposal had to be included in the Management Proxy Circular (the "Circular") for it to be presented, discussed and voted upon at the Meeting, and that the voting on each of the proposals would proceed by way of secret ballot.

Lowell Weir intervened and proposed changes to the agenda for the Meeting. The Chairman of the Meeting explained to Mr. Weir why changes could not be made.

PRESENTATION OF MANAGEMENT PROPOSALS[2]

REDUCTION OF THE MINIMUM AND MAXIMUM NUMBER OF DIRECTORS

Luc Lachapelle, a shareholder of the Bank, moved that an amendment be made to Section 4.1 of By-Law I of the Bank such that the Board would consist of no less than 12 and no more than 18 directors. Johanne Blanchard, shareholder of the Bank, seconded the motion.

Lowell Weir intervened to present an amendment to the motion. The Chairman of the Meeting explained to Mr. Weir why the amendment could not be made.

The Chairman of the Meeting invited the shareholders to vote on Management's first proposal.

ELECTION OF DIRECTORS

The Chairman of the Meeting informed the shareholders that François J. Coutu, Dennis Wood and he would not be standing for re-election. He thanked Mr. Coutu and Mr. Wood for their contribution to the work and deliberations of the Board. He pointed out that the number of Directors to be elected was 15, in accordance with a resolution passed by the Board.

Roger Fournelle, a shareholder of the Bank, moved that the following persons be nominated as Directors of the Bank until the subsequent annual meeting: Lawrence S. Bloomberg, Pierre Bourgie, Gérard Coulombe, Bernard Cyr, Shirley A. Dawe, Nicole Diamond-Gélinas, Jean Douville, Marcel Dutil, Jean Gaulin, Paul Gobeil, Suzanne Leclair, E.A. (Dee) Parkinson-Marcoux, Réal Raymond, Roseann Runte and Jean Turmel. Tami Dubrofsky, a shareholder of the Bank, seconded this motion.

(1) A copy of this address was entered in the records of the Bank and is available on request.
(2) The texts of management proposals and shareholder proposals and the Bank's position are presented in their entirety in the Circular.

The Chairman of the Meeting invited the shareholders to vote on Management's second proposal.

AGGREGATE REMUNERATION OF DIRECTORS
Bernard Poulin, a shareholder of the Bank, moved that an amendment to Section 4.6 of By-Law I of the Bank be made in order to increase the aggregate remuneration which could be paid to all directors of the Bank during a financial year from $1,300,000 to $1,800,000. Jack Hasen, a shareholder of the Bank, seconded this motion.

Lowell Weir intervened and requested that the remuneration of the Chairman of the Board be disclosed. The Chairman of the Meeting explained to the shareholder why he could not comply with that request at the time.

The Chairman of the Meeting invited the shareholders to vote on Management's third proposal.

APPOINTMENT OF AUDITOR
Gilles Henrichon, a shareholder of the Bank, moved that the accounting firm of Samson Bélair/Deloitte & Touche, S.E.N.C.R.L. be appointed as sole auditor of the Bank for the financial year beginning on November 1, 2003 and ending on October 31, 2004. Jacques Chevrefils, a shareholder of the Bank, seconded the motion.

The Chairman of the Meeting invited the shareholders to vote on Management's fourth proposal.

PRESENTATION OF SHAREHOLDER PROPOSALS
The Chairman of the Meeting stated that the Bank had received, within the prescribed deadline, requests from the following three shareholders:

- the Association for the Protection of Quebec Savers and Investors (the "APÉIQ")
- Global Benefits on behalf of U.A. Canadian Pipeline Industry National Pension Trust Fund, and
- Lowell Weir

to include 11 proposals in the Circular for presentation at the Meeting.

Before proceeding with the presentation, discussion and voting on the shareholder proposals, the Chairman of the Meeting outlined certain guidelines to be followed.

FIRST SHAREHOLDER PROPOSAL
At the invitation of the Chairman of the Meeting, Rachel Didier, Corporate Secretary of the APÉIQ, presented the proposal to pass a by-law to *prohibit the chief executive officer from sitting on the board of directors* of any other listed company that is unrelated, with a view to ensuring independence and avoiding all conflicts of interest.

The Chairman of the Meeting reminded the shareholders that the Bank's position was presented in the Circular and invited them to vote on the first shareholder proposal.

SECOND SHAREHOLDER PROPOSAL
The APÉIQ, represented by Rachel Didier, proposed that the Bank disclose in the Management Proxy Circular all the boards of directors of companies whose stock is traded on North American stock exchanges and on which the nominees to the Board currently serve or have served in the past five years, in order to provide shareholders with all the relevant information to assess the degree of independence of the directors they elect.

Réal Raymond informed Ms. Didier that as this proposal and the third proposal had raised much shareholder interest, the Bank would provide more information on these matters in the next Management Proxy Circular regardless of the results of the votes on these proposals.

The Chairman of the Meeting reminded the shareholders that the Bank's position was presented in the Circular and invited them to vote on the second shareholder proposal.

THIRD SHAREHOLDER PROPOSAL
The APÉIQ, represented by Rachel Didier, proposed that, in addition to the compensation program of executive directors, the Bank disclose in the Management Proxy Circular, their termination clauses and the conditions and circumstances justifying their projected benefits.

Ms. Didier stated that the Bank should be more transparent with shareholders and follow the example of other Canadian banks by disclosing the content of these programs and the related conditions.

The Chairman of the Meeting reminded the shareholders that the Bank's position was presented in the Circular and invited them to vote on the third shareholder proposal.

FOURTH SHAREHOLDER PROPOSAL
The APÉIQ, represented by Rachel Didier, proposed that the Bank disclose the total retirement pension awarded to each of the principal senior executive officers and the related annual costs and that it declare any actuarial deficit for these plans.

Ms. Didier stated that even though the compensation of officers and many of the related costs are already disclosed, the funding costs of the pension plans are not. Although determining the value of the retirement pension of officers involves economic assumptions based on several incalculable factors, shareholders should be informed of the actual costs, the actuarial surplus or deficit and estimated future costs. She pointed out that Fairvest Corporation supported the APÉIQ in this proposal.

The Chairman of the Meeting reminded the shareholders that the Bank's position was presented in the Circular and invited them to vote on the *fourth shareholder proposal.*

FIFTH SHAREHOLDER PROPOSAL
The APÉIQ, represented by Rachel Didier, proposed that the Bank pass a by-law requiring that its Executive Officers and any other person considered to be an insider give prior public notice of 10 calendar days for any trading in the Bank's stock, including the exercising of stock options.

Ms. Didier stated that if the proposal had not already been included in the Circular, the APÉIQ would have agreed to withdraw it given the Bank's proactive measure in adopting a guideline in that regard.

The Chairman of the Meeting reminded the shareholders that the Bank's position was presented in the Circular and invited them to vote on the fifth shareholder proposal.

RESULTS OF VOTES ON MANAGEMENT'S PROPOSALS
Following receipt of the Scrutineers' report, the Chairman of the Meeting announced to the shareholders the results of the votes on the following proposals:

Amendment to Section 4.1 of By-Law I of the Bank – Reduction in the minimum and maximum number of directors
The Chairman of the Meeting announced that **99.8%** of the votes had been cast **FOR** this proposal.

Election of directors
The Chairman of the Meeting announced that all the nominees for the position of Director had been elected with at least 99% of the votes cast.

Amendment to Section 4.6 of By-Law I of the Bank – Increase in the aggregate remuneration that may be paid to directors
The Chairman of the Meeting announced that **97.1%** of the votes had been cast **FOR** this proposal.

Appointment of auditor
The Chairman of the Meeting announced that **99.6%** of the votes had been cast **FOR** this proposal.

SIXTH SHAREHOLDER PROPOSAL
John Telford, a representative of U.A. Canadian Pipeline Industry National Pension Trust Fund, proposed that the Bank adopt a policy requiring that the external auditor perform only audit and audit-related work and not provide tax or other services, in order to maintain its professional integrity.

The Chairman of the Meeting reminded the shareholders that the Bank's position was presented in the Circular and invited them to vote on the sixth shareholder proposal.

SEVENTH SHAREHOLDER PROPOSAL
Lowell Weir presented the proposal to, in particular, have the amendment to Section 4.6 of By-Law I adopted at the Annual Meeting of Shareholders held on March 13, 2002 declared null and void.

Mr. Weir stated that the information concerning the remuneration of directors disclosed in the Management Proxy Circular for the Annual Meeting of Shareholders held on March 13, 2002 was misleading and proposed that an independent investigation be conducted to identify those responsible for the improper disclosure.

The Chairman of the Meeting reminded the shareholders that the Bank's position was presented in the Circular and invited them to vote on the seventh shareholder proposal.

EIGHTH SHAREHOLDER PROPOSAL
Lowell Weir proposed that the Bank's by-laws be amended to change the limit with regard to shareholdings from 5% to 0.5% for designating nominees for the position of director.

The Chairman of the Meeting reminded the shareholders that the Bank's position was presented in the Circular and invited them to vote on the eighth shareholder proposal.

NINTH SHAREHOLDER PROPOSAL
Lowell Weir proposed that the auditors appointed by the shareholders ensure that the list of subsidiaries (and subsidiaries of subsidiaries) provided to shareholders in the Annual Report be complete, that a financial statement be prepared for each subsidiary and that all the files of subsidiaries be audited.

Mr. Weir pointed out that the auditors appointed by the shareholders did not audit the financial statements of some subsidiaries. Michel Labonté, Senior Vice-President – Finance, Technology and Corporate Affairs, responded that the Bank was not bound by regulations to have the financial statements of all of its subsidiaries audited.

The Chairman of the Meeting reminded the shareholders that the Bank's position was presented in the Circular and invited them to vote on the ninth shareholder proposal.

TENTH SHAREHOLDER PROPOSAL
Lowell Weir proposed that the Bank give shareholders the opportunity to ask questions at any time during the Annual Meeting of Shareholders and to authorize them to attend and participate in the press conference following the Annual Meeting of Shareholders.

Mr. Weir stated that the Bank dissuaded shareholders from asking questions during the Annual Meeting of Shareholders and that each year the question period was cut off to hold the press conference.

The Chairman of the Meeting reminded the shareholders that the Bank's position was presented in the Circular and invited them to vote on the tenth shareholder proposal.

ELEVENTH SHAREHOLDER PROPOSAL
Lowell Weir proposed that more detailed disclosure be provided for the loans granted to the Bank's executive officers and directors.

Mr. Weir stated that the information disclosed in the Management Proxy Circular regarding the loans to officers was erroneous.

The Chairman of the Meeting reminded the shareholders that the Bank's position was presented in the Circular and invited them to vote on the eleventh shareholder proposal.

QUESTION PERIOD

The Chairman of the Meeting introduced the members of the Executive Committee and gave the floor over to Réal Raymond for the question period, which dealt primarily with the following topics:

- the percentage representing the remuneration paid to officers versus the dividend paid to shareholders
- the impact of the share repurchase plan on share capital
- banking administration charges
- the excessive number of proposals presented
- the documents containing personal information which were put in the trash
- the contract granted to CGI Group Inc.

RESULTS OF THE VOTES ON SHAREHOLDER PROPOSALS

PROPOSALS PRESENTED BY THE APÉIQ

First Shareholder Proposal – Prohibiting the chief executive officer from sitting on the board of directors of unrelated listed companies
The Chairman of the Meeting announced that **97.7%** of the votes had been cast **AGAINST** this proposal.

Second Shareholder Proposal – Disclosure in the Management Proxy Circular of the boards of directors of companies on which nominees to the Board serve or have served in the past five years
The Chairman of the Meeting announced that **52.6%** of the votes had been cast **AGAINST** this proposal.

Third Shareholder Proposal – Disclosure in the Management Proxy Circular of the clauses and conditions relating to the termination of executive officers
The Chairman of the Meeting announced that **58.9%** of the votes had been cast **AGAINST** this proposal.

Fourth Shareholder Proposal – Disclosure of the total retirement pension awarded to executive officers and the related annual costs
The Chairman of the Meeting announced that **59.5%** of the votes had been cast **AGAINST** this proposal.

Fifth Shareholder Proposal – Passing of a by-law requiring executive officers and insiders to give prior public notice of 10 calendar days for any trading in the Bank's stock, including the exercising of stock options
The Chairman of the Meeting announced that **96.6%** of the votes had been cast **AGAINST** this proposal.

PROPOSAL PRESENTED BY GLOBAL BENEFITS ON BEHALF OF U.A. CANADIAN PIPELINE INDUSTRY NATIONAL PENSION TRUST FUND

Sixth Shareholder Proposal – Adoption of a policy stating that the external auditor perform only audit and audit-related work and not provide tax or other services
The Chairman of the Meeting announced that **95.3%** of the votes had been cast **AGAINST** this proposal.

PROPOSALS PRESENTED BY LOWELL WEIR

Seventh Shareholder Proposal – Amendment to Section 4.6 of By-Law I concerning the aggregate remuneration of directors adopted at the Annual Meeting of Shareholders held on March 13, 2002
The Chairman of the Meeting announced that **98.2%** of the votes had been cast **AGAINST** this proposal.

Eighth Shareholder Proposal – Reduction of the limit for shareholding of common shares from 5% to 0.5% for designating nominees for the position of director
The Chairman of the Meeting announced that **97.6%** of the votes had been cast **AGAINST** this proposal.

Ninth Shareholder Proposal – Audit of subsidiaries
The Chairman of the Meeting announced that **97.8%** of the votes had been cast **AGAINST** this proposal.

Tenth Shareholder Proposal – Opportunity to ask questions throughout the Annual Meeting of Shareholders and to participate in the press conference following the Annual Meeting of Shareholders
The Chairman of the Meeting announced that **97.3%** of the votes had been cast **AGAINST** this proposal.

Eleventh Shareholder Proposal – Disclosure of the details regarding loans granted to the Bank's executive officers and directors
The Chairman of the Meeting announced that **96.2%** of the votes had been cast **AGAINST** this proposal.

ADJOURNMENT OF THE MEETING

The question period having ended, the Chairman declared the Meeting adjourned.



Chairman



Secretary

File No. 82-3764



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Date: Wednesday, March 2, 2005
Time: 9:30 a.m. (Eastern time)
Place: Fairmont The Queen Elizabeth Hotel
900 René-Lévesque Boulevard West
Montreal, Quebec
Canada

Business of the Meeting:

1. Receive the consolidated financial statements for the financial year ended October 31, 2004 and the auditors' report thereon;
2. Elect directors;
3. Appoint the auditor;
4. Consider shareholder proposals, as set out in Schedule A to the Circular; and
5. Transact such other business as may properly be brought before the Meeting.

Holders of record of common shares of the Bank at 5:00 p.m. on January 13, 2005 are entitled to receive the Notice of Annual Meeting of Shareholders. On that date, 168,519,379 common shares of the Bank were issued and outstanding. Each holder of common shares is entitled to cast one vote per share held, unless restricted in the *Bank Act* (Canada).

By order of the Board of Directors,

Linda Caty
Vice-President and Corporate Secretary

January 13, 2005

Holders of common shares of the Bank who are unable to attend the Meeting are requested to complete, date and sign the enclosed form of proxy. Proxies may be returned by mail in the postage-paid envelope provided to National Bank Trust Inc., Share Ownership Management, P.O. Box 888, Station B, Montreal, Quebec, Canada H3B 9Z9 or sent by fax to (514) 871-3673. In order to be valid, the form of proxy must reach National Bank Trust Inc. no later than 5:00 p.m. on February 28, 2005.

For any questions regarding the Circular, the form of proxy or the exercise of voting rights, please call 1-877-288-1230.



For immediate release

National Bank of Canada: 2004 Annual Report now available

Montreal, January 24, 2005 – National Bank of Canada today announced that its 2004 Annual Report is now available on its website at www.nbc.ca/investorrelations.

The Notice of Annual Meeting of Shareholders, the Management Proxy Circular and the Annual Information Form are also posted on the site.

The 2004 Annual Report, Notice of Annual Meeting of Shareholders and the Management Proxy Circular will be mailed to shareholders in the next few days.

Please note that National Bank will be holding its Annual Meeting of Shareholders on Wednesday, March 2, 2005, at 9:30 a.m. at the Fairmont The Queen Elizabeth Hotel, 900 René-Lévesque Blvd. West, Montreal, Quebec.

About the National Bank of Canada
National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. The National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. The National Bank has assets close to $89 billion and, together with its subsidiaries, employs close to 16,500 people. The Bank's securities are listed on the Toronto Stock Exchange (NA:TSX). For more information, visit the Bank's website at www.nbc.ca.

-30-

Information: *(The telephone number provided below is for the exclusive use of journalists and other media representatives.)*

Denis Dubé
Manager, Public Relations Department
National Bank of Canada
Tel.: (514) 394-8644

Press Release

Public Relations Department
National Bank of Canada
600 rue de La Gauchetière West
10th Floor
Montréal Quebec H3B 4L2

Table of Contents

Management's Discussion and Analysis dated December 2, 2004.

Notes to Readers

Compliance with Canadian securities regulatory standards

The Management's Discussion and Analysis was prepared in accordance with the requirements set out in Regulation 51-102 respecting continuous disclosure obligations, which came into effect on March 30, 2004. While these requirements do not apply to the fiscal year ended October 31, 2004, National Bank of Canada has elected to provide additional disclosure of corresponding information in the Management's Discussion and Analysis for the fiscal year ended October 31, 2004 in order to comply immediately with the Regulation and facilitate examination of interim management reports in 2005.

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this Annual Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbor" provisions of the United States *Private Securities Litigation Reform Act of 1995*. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Financial reporting method

The consolidated financial statements of the Bank are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Unless otherwise stated, all amounts presented in the Management's Discussion and Analysis are expressed in Canadian dollars.

The Bank uses certain measurements that do not comply with GAAP to assess results. Securities regulators require companies to caution readers that net earnings and any other measurements adjusted using non-GAAP criteria are not standard under GAAP and cannot be easily compared with similar measurements used by other companies. Like many other institutions, the Bank uses the taxable equivalent basis to calculate net interest income, other income and income taxes. This calculation method consists in grossing up certain tax-exempt income (primarily dividends) by the income tax that would have been otherwise payable. An equivalent amount is added to income taxes. The impact of these adjustments is reversed under the "Other" heading. This adjustment is necessary in order to perform a uniform comparison of the return on different assets regardless of their tax treatment.

Since the beginning of the 2004 fiscal year, the Bank has been measuring the results of its business segments using actual losses incurred rather than expected losses. The previous year's data have been restated in order to compare them with this year's data.

Factors that could affect future results

As indicated in the caution regarding forward-looking statements, the inevitable risks and uncertainties of these statements, whether general or specific, could cause the Bank's actual results to be considerably different from those set out in the forward-looking statements. Some of these factors are discussed below. Others, such as credit risk, market risk, liquidity risk, operational risk and other risk factors are discussed under Risk Management on page 61 of the Annual Report.

Key factors

General economic and business conditions in regions where the Bank operates

Although the Bank operates primarily in Canada, it also has business operations in the United States and other countries. Consequently, the economic and business conditions in the geographic regions where the Bank operates can have an impact on its revenues. These conditions include short- and long-term interest rates, inflation, fluctuations in debt securities markets and financial markets, foreign exchange rates, the strength of the economy and the extent of the Bank's business operations in a given country.

Monetary policy

The monetary policies of the Bank of Canada and the Federal Reserve Board in the United States as well as other interventionist measures in capital markets have repercussions on the Bank's revenues. Variations in the exchange rate and the general level of interest rates can impact the Bank's profitability. The Bank has no control over changes in monetary policies or in capital market conditions.

Competition

The extent of competition on the markets where the Bank operates has an impact on its performance. Retaining clients hinges on a number of factors such as the price of products and services, the quality of service and changes in the products and services offered.

Legislative and regulatory amendments

Various levels of government and regulatory bodies have introduced regulations intended to protect the interests of the Bank's clients, employees and shareholders. Amended laws and regulations, including changes in the way they are interpreted or applied, could have an impact on the Bank in that they may limit its product or service offering or increase competitors' capacity to rival it with their own offering. Failure by the Bank to comply with applicable laws and regulations may result in sanctions and fines being levelled against it, which could have an unfavourable impact on the Bank's financial results and reputation.

Accuracy and completeness of information about clients and counterparties

The Bank relies on the accuracy and completeness of information on clients and counterparties. In decisions concerning approval of credit or other transactions with clients and counterparties, the Bank may use information provided by them, including their financial statements and other financial information. The Bank can also refer to the statements made by clients and counterparties regarding the accuracy and completeness of such information and auditors' reports with respect to their financial statements. In the event that the financial statements of its clients or counterparties are misleading or do not present fairly, in all material respects, their financial position or operating results, there could be negative consequences on the Bank's revenues.

New products and services to maintain or increase market share

The Bank's capacity to maintain or increase its market share depends, in part, on the way in which it is able to tailor its products and services to changing industry standards. Financial services companies are now under growing pressure in terms of product and service pricing, which can reduce total revenues. Moreover, adopting new technologies, including web-based services, in order to modify or adapt products and services can lead to huge expenses for the Bank.

Acquisitions

The Bank's ability to successfully complete an acquisition is often conditional on regulatory approval, and the Bank cannot be certain when or under what conditions, if any, approval will be given. Acquisitions can affect future results depending on whether Management succeeds in integrating the acquired company.

Commercial infrastructure

Third parties provide the essential components of the Bank's commercial infrastructure, such as Internet connections and network access. Interruptions in these or other communication services provided by third parties can adversely affect the Bank's ability to provide products and services to its clients and to otherwise conduct business.

Other factors

Other factors that can affect the Bank's future results include its ability to recruit and retain key personnel, amendments to tax legislation, unforeseen changes in consumption and savings habits, technological advances, the potential impact of international conflicts or natural catastrophes on the Bank's activities, and the Bank's capacity to foresee and effectively manage the risks associated with these factors against the backdrop of rigorous risk management.

The Bank cautions readers that other factors in addition to those indicated above could have an impact on its future results. When relying on forward-looking statements to make decisions concerning the Bank, investors and other stakeholders should carefully consider these factors and all other uncertainties, potential events and industry-related or particular factors at the Bank that could negatively affect the future results of the Bank. The Bank will not update forward-looking statements, be they written or oral, that may be made from time to time by the Bank or on its behalf.

Additional disclosure

Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website at www.sedar.com and the Bank's website at www.nbc.ca.

Management's Discussion and Analysis of Financial Condition and Operating Results

OBJECTIVES AND RESULTS

Profitability well over target

In its 2003 Annual Report, National Bank published its financial objectives for fiscal 2004. The targets were set so as to create an attainable challenge given the prevailing context and the organization's strengths. More specifically, the Bank had committed to grow its earnings per share by 5% to 10%, to offer a return on common shareholders' equity (ROE) of 15% to 17%, to maintain a Tier 1 capital ratio of 8.75% to 9.50%, and to pay dividends representing between 35% and 45% of net income available to common shareholders. The Bank delivered on all these commitments. The table below compares the objectives with the results achieved as at October 31, 2004.

Objectives and Results

	Results 2004	Objectives 2004	Objectives 2005
Growth in earnings per share	22%	5% - 10%	5% - 10%
Return on common shareholders' equity	18.8%	15% - 17%	16% - 18%
Tier 1 capital ratio	9.6%	8.75% - 9.50%	More than 8.5%
Dividend payout ratio	35%	35% - 45%	35% - 45%

Looking ahead to 2005, the Bank intends to maintain its objective for growth in earnings per share at between 5% and 10%, and its dividend payout ratio at between 35% and 45%. The upper and lower limits of the target range for ROE will be increased by 1%, to between 16% and 18%. The minimum Tier 1 capital ratio has been lowered to 8.5%. The Bank has opted to no longer publish medium-term objectives.

For fiscal 2004, the Bank posted record net income of $725 million, up 16% compared to the $624 million of the previous fiscal year. Earnings per share reached $4.10 as against $3.37 for 2003, an increase of 22%. Return on common shareholders' equity was 18.8% in 2004 versus 16.5% a year earlier. This performance was achieved while maintaining a capital ratio of 9.6%. In addition, 35% of net income was paid out as dividends, up 3% from 2003.

Consolidated Results

Year ended October 31
(taxable equivalent basis)[1]
(millions of dollars)

	2004	2003	Change %
Net interest income	1,445	1,366	6
Other income	2,212	2,093	6
Total revenues	3,657	3,459	6
Operating expenses	2,392	2,257	6
Contribution	1,265	1,202	5
Provision for credit losses	86	177	(51)
Income before income taxes	1,179	1,025	15
Income taxes	426	374	14
Non-controlling interest	28	27	4
Net income	725	624	16
Earnings per share	$ 4.10	$ 3.37	22
Average assets	78,672	71,810	10
Risk-weighted assets	40,823	40,061	2
Average deposits	50,186	48,204	4
Net impaired loans[2]	(190)	(154)	(23)
ROE	18.8%	16.5%	
Efficiency ratio	65.4%	65.3%	

Fiscal 2004 also saw total revenues on a taxable equivalent basis[1] reach a new high of $3.7 billion, which was $198 million or 6% higher than for the previous year. This increase came equally from net interest income and other income, with the latter reaching $2,212 million as at October 31, 2004 or 60.5% of total revenues. Operating expenses were $2,392 million, up $135 million or 6%. The efficiency ratio remained relatively stable at 65.4%, versus 65.3% in 2003. In addition, loan losses were down 51% or $91 million compared to 2003. Reversals of the general allowance for credit risk accounted for 60% or $55 million of that reduction. Excluding the reversals of the general allowance, loan losses fell by 20% in 2004 and represented only 0.34% of average loans and bankers' acceptances, signalling a marked improvement in the quality of the Bank's portfolio. Impaired loans net of the specific allowances declined 36% to $160 million as a result of changes to the Bank's risk profile and the economy's continued strength.

It should be noted that all segments contributed to the Bank's success in terms of both revenues and income.

The consolidated results are discussed in greater detail on page 48 of the Management's Discussion and Analysis.

(1) See "Financial Reporting Method" on page 14.

(2) Net of specific and general allowances

Revenue and Net Income Growth by Segment from 2003 to 2004

Year ended October 31, 2004 (taxable equivalent basis)[1]

	Revenues	Net income
Personal and Commercial	+ 4%	+ 8%
Wealth Management	+ 13%	+ 28%
Financial Markets	+ 6%	+ 14%

IMPROVEMENT IN THE BANK'S RISK PROFILE

Loan Breakdown by Risk Type
Net Impaired Loans and Provisioning
(millions of dollars)

	2004	2003	2002	2001	2000
Total loans and acceptances*	**50,204**	47,958	47,953	51,172	49,931
Personal loans	**56%**	53%	52%	49%	50%
Business loans	**34%**	38%	40%	44%	44%
Other loans	**10%**	9%	8%	7%	6%
Net impaired loans	**160**	251	246	591	544
Provisioning rate	**58.7%**	47.3%	51.1%	39.1%	45.2%
General allowance	**350**	405	405	500	500
Impaired loans, net of specific and general allowances	**(190)**	(154)	(159)	91	44
as a % of loans and acceptances	**(0.38)%**	(0.32)%	(0.33)%	0.18%	0.09%

*Including securitization

ONE OF THE MAIN REASONS FOR THE BANK'S STRONG PERFORMANCE IN RECENT YEARS HAS BEEN THE IMPROVED QUALITY OF ITS LOAN PORTFOLIO. STEADY GROWTH IN PERSONAL LOANS HAS BEEN A KEY FACTOR. ALTHOUGH THE CONTRIBUTION FROM BUSINESS LOANS HAS FALLEN SHARPLY (FROM 44% IN 2000 TO 34% IN 2004), THIS DOES NOT MEAN THAT THE BANK HAS BACKED AWAY FROM THE COMMERCIAL LENDING MARKET. INSTEAD, THE DECLINE REFLECTS WEAK DEMAND FOR CREDIT DUE TO HIGHLY LIQUID CORPORATE BALANCE SHEETS AND THE INCREASED CAPACITY OF FINANCIAL MARKETS TO ABSORB CREDIT RISKS, PARTICULARLY THROUGH THE USE OF DERIVATIVES.

ADAPTING TO MARKET TRENDS, THE BANK ADOPTED A PRUDENT AND PROACTIVE APPROACH TO RISK MANAGEMENT. AS A RESULT, NET IMPAIRED LOANS PLUNGED 71% BETWEEN 2000 AND 2004 WHILE THE PROVISIONING RATE INCREASED SIGNIFICANTLY. SIMILARLY, DESPITE A $55 MILLION DECREASE IN THE GENERAL ALLOWANCE, AGGREGATE ALLOWANCES EXCEEDED IMPAIRED LOANS BY $190 MILLION, ACCOUNTING FOR (0.38)% OF ALL LOANS AND ACCEPTANCES. THE CANADIAN BANKING SYSTEM SEEMS TO BE IN THE MOST FAVOURABLE PHASE OF THE CREDIT CYCLE. GIVEN THE POSITIVE GROWTH OUTLOOK FOR THE CANADIAN ECONOMY AS REFLECTED IN EMPLOYMENT GAINS AND RELATIVELY WEAK INTEREST RATES, COMBINED WITH RECENT TRENDS IN COMMERCIAL BANKRUPTCIES, THIS LOW-LOSS PHASE SHOULD CONTINUE FOR THE COMING QUARTERS.

(1) See "Financial Reporting Method" on page 14.

THE BANK'S STRATEGY

Focussing on key factors

A super-regional bank...
National Bank's strategy is solidly geared to the Canadian market, particularly Quebec. It has adopted the super-regional bank model, which has proven so successful in the United States. A super-regional bank concentrates resources in a given area rather than deploying them country-wide. In its core market, National Bank is focussed on building strongholds in retail, SME and corporate banking and defending them against larger national players.

Since its introduction during the 2003 advertising campaigns, our new tagline ("Quebec's leading bank") has been effective in ensuring that a growing number of Quebecers consider National Bank their main financial institution and the best financial institution in the province.

... with well chosen niches across Canada
Applying this business model in no way prevents a bank from moving beyond its core market. When doing so, however, it must be selective and choose specialized niches that do not require an extensive network of outlets. Capital market activities—including full-service brokerage and mutual funds—are among these niches, particularly in Canada where the main brokerage firms are bank subsidiaries.

Keys to success
All banks with diversified activities have certain factors of success in common: a varied palette of profitable products, credit quality, operational efficiency and sound financial management. National Bank closely monitors all of these aspects. To take full advantage of the business model it has chosen, six other factors of success, which underpin the Bank's various orientations, have been identified.

SIX KEY FACTORS OF SUCCESS

Maintain a strong position in Quebec
- By far the leading bank in Quebec, approximately double the size of its main bank competitor
- Ranked first or second among all banking institutions present in its priority markets

Keep activities outside Quebec very focussed
- Altamira
- Expansion of the full-service brokerage network
- Financing of emerging companies in the energy sector
- Niches in commercial financing thanks to high-calibre investment bankers recruited by National Bank Financial

Provide quality service to attain a high level of customer satisfaction
- Marked increase in satisfaction among individual and business clients
- Among the best brokerage firms in terms of research
- First in terms of service quality of online transactions

Create economies of scope through a comprehensive product offering
- Wealth management services deployed in the branch network
- Insurance products
- Canadian Blue Chip Portfolio-Linked Note

Maintain an excellent level of capitalization
- Tier 1 capital ratio consistently above the target range

Forge partnerships to increase revenues and reduce costs
- Partnership deployed with Investors Group, Great-West Life and London Life
- Partnership introduced with MD Management
- New partnership with Canada Life

SHAREHOLDER VALUE ADDED

Up 24% per year

Organizational capacity
National Bank also assigns a great deal of importance to its organizational capacity. The nine members of the Executive Committee meet frequently and mechanisms have been established to facilitate teamwork. For example, business units and support departments have signed service agreements that set performance standards for key criteria, such as response time, with a view to offering superior service.

Recruiting and retaining talented young professionals, as well as providing training to personnel and planning for succession, are key to the institution's overall performance. Linking the Bank's performance to compensation ensures the engagement of personnel. The Bank's bonus program based on unit performance and individual performance, the variable compensation paid to the sales forces, and the share ownership and stock option plans are all used to that end. Management also communicates regularly with employees to promote awareness about the Bank's performance, orientations and challenges.

As the table below shows, the Bank creates value for its shareholders. Shareholder value added (SVA) is calculated by deducting the cost of capital from available income (before goodwill charges). The cost of capital is the minimum compensation required by the Bank's common shareholders in light of returns available elsewhere on capital markets. In fiscal 2004, the Bank reduced its estimated cost of capital from 13% to 11%. Value created for shareholders in 2004 exceeded by $290 million what shareholders could have expected from investments having a comparable degree of risk. SVA grew by $162 million compared to the SVA recorded in 2003, with $74 million attributable to the change in the cost of capital. Over the past five years, National Bank of Canada has therefore created $546 million of added value for its shareholders, for average annual growth of 34% (or 24% once the change in the cost of capital is taken into account). Stock market capitalization, which broke above the $8 billion mark as at October 31, 2004, grew at a pace of 16.2%.

Shareholder Value Added

Year ended October 31
(millions of dollars)

	2004	2003	2002	2001	2000	AAGR[1]
Available income	**702**	599	408	547	500	
Average common equity used	**3,742**	3,624	3,628	3,430	3,144	
Cost of capital[2]	**412**	471	472	446	409	
Shareholder value added	**290**	128	(64)	101	91	33.6%
Stock market capitalization	**8,167**	7,144	5,366	4,616	4,727	16.2%

(1) Average annual growth rate
(2) 11% in 2004; 13% from 2000 to 2003

SHAREHOLDER RETURN

Higher than the industry


Total Return Index (1999 = 100)
310.0
260.0
210.0
160.0
110.0
60.0
NBC
S&P/TSX Banks
S&P/TSX Composite
1999
2000
2001
2002
2003
2004

Total shareholder return consists of the return on the share price, assuming dividends are fully reinvested. Over a five-year period, the Bank posted stronger shareholder returns than the industry as a whole. Since 1999, the Bank's total shareholder return has been 219% versus 134% for the Canadian banking industry, which itself significantly outperformed the TSX Composite Index. From October 31, 2003 to October 31, 2004, the Bank's shareholder return was 23%, or 6 points more than the 17% recorded for all banks.

CAPITAL MANAGEMENT

Clearly benefitting shareholders


Tier 1 Capital Ratio
13%
12%
11%
10%
9%
8%
Upper limit of target range
Lower limit of target range
2000
2001
2002
2003
2004

Capital management, which is a key component of the Bank's overall financial management, reflects regulatory requirements and the Bank's objectives in terms of business development and shareholder expectations.

Banks use their capital mainly to cover risks incurred by their various operations. Those risks relate mainly to material loan losses, highly unfavourable developments in financial markets, negative events such as fraud or errors and poor decisions concerning operations. Although current Tier 1 regulatory capital criteria apply only to credit and market risks, the Bank allocates capital to cover operational and business risks as well, thereby taking the initiative of adopting the capital framework scheduled to take effect in 2008 under the Basel II Accord.

As part of its capital management activities, the Bank also takes into account its current and projected income, its need for capital to finance internal growth or acquisitions, and the industry's capitalization standards. The Bank's target ratio for Tier 1 regulatory capital in 2004 (between 8.75% and 9.50%) was considerably higher than the 7% minimum requirement as of which level banks are deemed to be very well capitalized, based on the standards of sound practice developed by Canadian regulatory authorities. Since the third quarter of fiscal 2001, National Bank's Tier 1 capital ratio has been near or above 9.50%, putting it in the upper portion of the current target range.


Sources and Use of Common Equity
(millions of dollars)
Available net income
Common share dividends
Common share repurchases net of issues
Increase in Tier 1 capital ratio
Decrease in risk-adjusted assets
Increase in goodwill
Debenture repurchases and net issue of preferred shares
Other
Fiscal 2004
2000 to 2004
702
2,641
(908)
(243)
(838)
(340)
(3)
(646)
(61)
264
(261)
(79)
(343)
24
91
(1,000)
(500)
0
500
1,000
1,500
2,000
2,500
3,000

To raise its Tier 1 capital ratio to this level, the Bank used $646 million to repurchase common equity. Given the role of bank capital, it is clear that tightly controlling risks is the cornerstone of capital management because it has a direct impact on the capital levels required. In that respect, the Bank has made considerable progress in recent years, not only on the basis of credit quality—the most visible aspect—but also in other areas of bank risk. Because of that progress, the capital the Bank needs in order to support each dollar of assets and revenues has been substantially reduced. During the past five years, the Bank's inherent risk, as measured by risk-adjusted assets, fell 8% while revenues and income jumped 49% and 74% respectively. In the process, approximately $264 million in capital was freed up.


Dividend Payout Ratio*
40%
30%
20%
10%
%
30%
30%
33%
32%
35%
2000
2001
2002
2003
2004

*Before the impairment charge on an investment in 2002

As a result of its excellent profitability during the period and its policy of rigorous balance sheet management, the Bank was in a good position to ensure that a growing share of its income was distributed to shareholders. This is confirmed by the sustained increase in the target and effective ratio of dividend payouts. During the past five years, the Bank paid $908 million in dividends on common shares. An additional $838 million was distributed to shareholders as part of three successive normal course issuer bids to repurchase 5% of Bank shares outstanding as at the respective commencement dates. In 2004, 83.2% of the Bank's available income of $702 million was returned to common shareholders as dividends ($243 million) or as part of the net repurchase of shares ($340 million).

The Bank intends to continue its current policy of actively managing its capital and balance sheet. Management does not consider it necessary to target a Tier 1 capital ratio that is significantly higher than the current ratio solely to build up a war chest that can be used for major acquisitions. It should definitely be possible to finance such acquisitions on the market, especially since the projects would not be contemplated unless they added value for shareholders. In the meantime, the Bank will continue to ensure that shareholders receive most of the capital not required to fuel internal growth.

ECONOMIC ENVIRONMENT

Canadian economy buoyed by global growth

Economic growth in 2004 is expected to be 2.9%, in line with our 2003 projections.

Following a slowdown in 2003, the economy benefitted significantly from strong global demand and higher prices for commodities. The ratio of export to import prices (terms of trade) reached a record level in 2004. While one might think that energy prices were the sole contributing factor, in fact a number of other commodities, including nickel, lead, zinc, aluminum, steel and forestry products, made solid gains.

Consequently, Canadian companies were able to more readily adjust to the strengthening loonie, which had advanced more than 21% against the greenback in 2003. Overall, higher world prices and capacity utilization rates boosted Canadian manufacturers' profit margins. As a result, commercial bankruptcies continued to fall in 2004, right across the country. The Bank has not experienced a deterioration in the risk profile of its entire loan portfolio and therefore does not expect loan losses to increase.

One of the downsides of the appreciation in the Canadian dollar has been the loss of approximately 80,000 manufacturing jobs since November 2002 when the sector was at its peak. The job market nevertheless performed honourably with 1.7% employment growth and lower unemployment anticipated for 2004 Canada-wide.

Growth in the personal bankruptcy rate, at 5%, was fairly contained in Quebec and Ontario. In Western Canada, bankruptcies were down. This is probably a reflection of the shift in economic growth in 2004 towards the Western provinces, which have plentiful natural resources and are recovering from a two-year drought. Economic growth for 2004 is expected to be below 3.0% in Atlantic Canada, Ontario and Quebec and above 3.0% in Western Canada.

Outlook

The run-up in energy prices is worrisome because, in the past, oil shocks have pushed the global economy into a recession. However, conditions today are fundamentally different. For one thing, the monetary policies of the major industrialized nations are now generally accommodating. Secondly, although the nominal price of oil topped a record US $50 per barrel in October, it would have to climb to $80 per barrel in order to equal, on a constant purchasing power basis, the price attained during the second oil crisis in the early 1980s.

Like the International Monetary Fund, we believe that global economic growth will be 4.3% in 2005, above the long-term trend of 3.6%. The U.S. economy, after expanding by 4.3% in 2004, should slow to 3.3%, bringing it closer to its potential growth rate.

As in Canada, the U.S. central bank feels that the time has come to adopt a neutral monetary policy. National Bank anticipates a hike of about 150 basis points in the target U.S. federal funds rate in 2005. The increase in the Bank of Canada benchmark rate, which may not be as high, will be contingent on the economic impact of any further rise in the Canadian dollar occurring after fall 2004.

Mortgage rates should therefore remain at affordable levels. With a more balanced resale home market in Canada, house prices rose by less than 10% in 2004 and the trend should continue at that pace in 2005. Housing starts will taper off somewhat while remaining at exceptional levels: just over 200,000 units will be built in Canada as a whole and 50,000 in Quebec. Growth in residential mortgages is expected to be 10% in 2004 and dip only slightly in 2005.

Given the substantial budget and trade deficits in the United States, the greenback is likely to trend downward. Consequently, the loonie could climb higher and Canadian companies will be forced to contend with an even tougher competitive environment. We therefore anticipate modest job growth of 1.3% in 2005. However, companies will likely spend money on boosting productivity and inventories. With more projects in the energy sector, capital spending will be a key engine of economic growth.

Canada's economy should expand by an average of 3.3% in 2005. Ontario, Quebec and New Brunswick should see their economies grow by 3.0%. As in 2004, the Bank expects economic growth to be stronger in Western Canada, particularly Alberta and British Columbia.

Consequences for the Bank

In recent years, Canadian companies have been more focussed on amassing profits than investing them. They now have enough capital to start investing again without turning to external financing. Overall, commercial and corporate lending, in the form of debt and equity financing, are not expected to expand.

The rising Canadian dollar will make some sectors, such as textiles, clothing and furniture, more vulnerable to foreign competition. The Bank takes a prudent approach to companies in sectors that use large quantities of raw materials or that are sensitive to energy prices—manufacturers of transportation equipment, machinery, and electrical appliances and equipment. To assist Quebec exporting companies, the Bank has partnered with Investissement Québec to provide financing for the equipment they need to enhance productivity and hedge against currency fluctuations.

After taking off in 2003, stock markets were flat during the final three quarters of fiscal 2004. The positive earnings outlook and anticipated interest rate hikes are pulling markets in opposite directions. Until stock markets make a definite move in one direction, investors are likely to play it safe. Consequently, the Bank expects to post modest gains from wealth management activities that generate transaction-based revenues. Nevertheless, those gains will be made from a much higher starting point than in 2002.

STAKEHOLDERS

Across-the-board performance

Although the raison d'être of any company is to achieve good returns for its shareholders, the performance of a bank is measured not only in financial terms but also by its ability to meet the expectations of all partners that put their trust in it.

For a company such as National Bank, success depends on its ability to forge long-term relations with its clients. Customer satisfaction is the key to continued growth and profitability. That is why the Bank has made quality service and customer satisfaction its top priorities. Each business unit and all service centres have an action plan that yields quantifiable results. The level of customer satisfaction is continually tracked to evaluate efforts made and identify areas on which the Bank must focus. For example, branch customers are regularly surveyed for their opinion on all aspects of the services we offer, from the courteousness of branch personnel, to their appreciation of automated banking machines and the quality of our advisory services.

The Bank's customer service efforts in recent years have paid off. The increase in the number of "satisfied" or "very satisfied" clients is proof that the Bank is listening to its clients and takes their concerns seriously.

Putting the focus on clients is also a very effective means of engaging personnel. It mobilizes everyone within the Bank, from the frontline employees who greet clients at the branches to those who input transactions at the administrative centres. Our commitment to clients is echoed at every level in the organization. Everyone is bound by internal service agreements to meet deadlines, eliminate irritants and minimize errors while increasing productivity. Our commitment to our clients has a domino effect on the people who work behind the scenes to help the Bank deliver superior service in every respect. Needless to say, responding promptly and ensuring total quality calls for streamlined, yet highly effective, technological processes. In the long run, such discipline translates into lower costs.

Another key factor is the competency of personnel. The Bank has focussed considerable resources and attention on developing its human capital and instilling a true culture of excellence. The criteria used in hiring personnel, appraising their performance and promoting them have been honed and tightened. The progress of each unit is measured by a scorecard through a process known as

"human resources certification" and, like customer satisfaction levels, has a direct influence on the bonuses paid to supervisory managers. Training activities offered by the Bank and via external institutions are available to and recommended for all employees. Through a partnership with Université du Québec à Montréal, the National Bank University Program offers courses at the undergraduate and graduate levels. In its eight years of existence, this program has enabled over 5,300 Bank employees to take university courses related to their line of work. As was the case with our emphasis on customer satisfaction, the results have been positive from the outset and our personnel continue to strengthen their competencies year after year. As the baby boom generation prepares to retire, our training initiatives and our efforts to retain top talent are particularly important as they enable the Bank to meet the challenge of replacing numerous management employees with a new generation of bankers.

Retaining talented employees is a priority for the Bank's Management. To meet that challenge, a variety of measures have been implemented, such as allowing those employees to contribute fully to the company's challenges, acknowledging their contribution, giving them the opportunity to strengthen their competencies and creating an environment where it is easier to reconcile work and family responsibilities. The Bank also tries to foster open dialogue between Management and employees and, in working towards that goal, has launched programs such as the Leaders' Institute. The practices introduced in the past few years are intended to ensure that the Bank has top-calibre employees who take pride in belonging to a highly respected company.

Lastly, the Bank is dedicated to helping the communities it serves. In keeping with its own business model, the Bank is committed to listening to the needs of the community. This intimate understanding of its local market not only gives it a definite competitive advantage, but also helps it rally "movers and shakers" who can drive important community projects or fundraising campaigns.

As a financial institution, we can make a difference through the business decisions we make. Our social involvement can also be measured by the financial resources we give to the community through donations, sponsorships and fundraising. Social involvement goes well beyond relations between the Bank and society. Many Bank employees are leaders in charity organizations, represent community interests, are involved in recreational or support groups for people who need a helping hand. The Bank's Social Responsibility Report provides details on the social involvement of the Bank and its employees.

Service quality: an ongoing commitment at every level of the Bank

National Bank has launched a quality initiative that reflects a total commitment to customer service. The success of our efforts was recognized in 2004 when the Bank received an honourable mention award at the Grands Prix québécois de la qualité.

Our service quality promise is based essentially on ensuring that a client approach is applied when managing operational processes. The approach is defined by the following principles:

- Focus on the eight dimensions of our service offering from the client's point of view (accessibility, competency, reliability, courtesy, speed, convenience, consideration and proactivity). The Bank's goal is to develop a long-term competitive advantage by reaching exceptional performance levels in three of those dimensions: competency, accessibility and proactivity.
- Identify "moments of truth"—client experiences that leave a lasting impression—and deploy high service standards for each of those moments.
- Implement service agreements between support units and business units that have direct contact with clients. The agreements enable business units to clearly define their needs and support units to make a commitment to achieving outstanding results.
- Make a sustained training effort and provide programs to enhance personnel satisfaction given that training and employee satisfaction are essential components of service quality.
- Use an advanced monitoring system that relies on a variety of instruments (e.g., client and employee surveys, scorecards for standards and agreements, efficient complaint management process).

All the facets of our service quality promise are analyzed on an ongoing basis in order to ensure superior performance levels for our clients and personnel. In an industry such as ours, that is the best way to guarantee success.

BUSINESS SEGMENT ANALYSIS

BUSINESS MIX

National Bank of Canada is a well-diversified business with over half its revenues and income generated by the Personal and Commercial segment. Its other two segments also make significant contributions to revenues and net income.

Economic capital is allocated to business segments on the basis of their evaluated risk level. As shown in the table, the Wealth Management segment uses little capital in relation to the income it

Business Mix(1)

Year ended October 31, 2004
(taxable equivalent basis)(2)
(millions of dollars)


27%
20%
53%
34%
14%
52%
37%
8%
55%
Financial Markets
Wealth Management
Personal and Commercial
Revenues
Income
Capital

(1) Excluding the "Other" heading
(2) See "Financial Reporting Method" on page 14.

Shareholder Value Added and Capital Breakdown by Business Segment

Year ended October 31
(millions of dollars)

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Net income available	**343**	314	**108**	79	**253**	228	**(2)**	(22)	**702**	599
Cost of capital	**175**	209	**24**	29	**119**	157	**94**	76	**412**	471
RAROC/ROE	**21.6%**	19.5%	**48.8%**	35.2%	**23.4%**	18.9%	**(0.2)%**	(3.7)%	**18.8%**	16.5%
Shareholder value added	**168**	105	**84**	50	**134**	71	**(96)**	(98)	**290**	128
Economic capital	**1,589**	1,611	**221**	226	**1,081**	1,205	**851**	582	**3,742**	3,624
Allocated to:										
Credit risk	**78.7%**	80.4%	**1.4%**	3.9%	**46.0%**	44.9%	**38.8%**	37.9%	**55.6%**	57.0%
Market risk	**2.7%**	3.1%	**2.5%**	2.3%	**37.8%**	38.1%	**38.2%**	49.0%	**20.9%**	22.1%
Operational risk	**18.6%**	16.5%	**96.1%**	93.8%	**16.2%**	17.0%	**23.0%**	13.1%	**23.5%**	20.9%
Efficiency ratio	**62.2%**	61.9%	**77.5%**	79.9%	**54.8%**	56.6%	**-**	-	**65.4%**	65.3%

generates, giving it an exceptionally high risk-adjusted return on capital (RAROC) ratio of 48.8%, an increase of nearly 14 points over fiscal 2003.

Nevertheless, the three segments present very different risk profiles. The Personal and Commercial segment drew the largest share of economic capital ($1,589 million) and was affected primarily by credit risk (78.7%) and, to a lesser degree, by operational risk (18.6%). The Wealth Management segment consumed $221 million of capital, and was sensitive to operational risk (96.1%). Contrary to popular belief, the Financial Markets segment had the most diversified risk: only 37.8% of the segment's economic capital was effectively allocated to the market, whereas 46.0% was attributable to credit activities and 16.2% to operations. This segment was allocated $1,081 million of capital. Overall, the Bank made progress in diversifying its risk for a second consecutive year, reducing credit risk from 57.0% to 55.6% and market risk exposure by 1%. As a result, the proportion of operational risk was relatively larger. Naturally, not all these risks are managed the same way. Risk management is discussed in more detail on page 61.

Every line of business added shareholder value for the Bank in 2004. Personal and Commercial contributed the most ($168 million). However, it was the Wealth Management segment that recorded the strongest growth in its shareholder value added (SVA), with a 13.6% higher return than in 2003. The Financial Markets segment generated $134 million of SVA. Given the excellent capitalization and strong profitability of all its business segments, the Bank does not have any specific plans to reallocate capital.

The Bank's average assets amounted to $78.7 billion this past year, versus $71.8 billion in 2003, an increase of 9.6% primarily attributable to Financial Markets. Average deposits were up 4.1% to $50.2 billion in 2004. In addition to the 2.4% and 30% increases in average deposits in the Personal and Commercial segment and the Wealth Management segment between October 31, 2003 and October 31, 2004, average deposits rose $0.8 billion or 4.6% in the Financial Markets segment. Total risk-weighted assets advanced 1.9% or $0.8 billion to reach $40.8 billion as at October 31, 2004, chiefly because of higher market risk and commitments to extend credit.

PERSONAL AND COMMERCIAL

In many ways, the Personal and Commercial segment is the Bank's most important line of business since it is responsible for the Bank's traditional activities and accounts for the largest share of employees, revenues, earnings and assets. The services it provides are constantly evolving. In addition to its traditional transaction, lending and deposit-taking operations, the Personal and Commercial segment offers individuals and businesses new services such as specialized financing, virtual access, payment options, insurance and international services. As its name indicates, this segment comprises two major types of activities—Personal Banking and Commercial Banking—each with its own senior vice-president.

Personal Banking Subsegment

Revenues – Personal Banking

($1,263 million)


Investing activities
12%
Transaction activities
35%
Credit activities
53%

Average Assets, Risk-Weighted Assets and Average Deposits

Year ended October 31
(millions of dollars)

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Average assets	**40,544**	38,679	**834**	805	**42,364**	37,819	**(5,070)**	(5,493)	**78,672**	71,810
Risk-weighted assets	**27,007**	25,222	**554**	659	**14,600**	16,020	**(1,338)**	(1,840)	**40,823**	40,061
Average deposits	**30,063**	29,359	**2,355**	1,812	**18,254**	17,459	**(486)**	(426)	**50,186**	48,204

The mission of the Personal Banking subsegment is to offer its clients outstanding transaction, lending, credit card, insurance and investment solutions that help them to achieve their financial goals.

First and foremost, Personal Banking is more than 8,500 direct or indirect employees serving in excess of 2.5 million clients across Canada through a network of 462 branches, 770 banking machines and virtual service infrastructures adapted to current realities.

In 2004, Personal Banking recorded revenues of $1,263 million, a 7% increase over 2003. Much of these revenues (53%) were generated by credit activities, which expanded by 12%. Transaction activities earned $4 million more than in the previous year, accounting for 35% of 2004 revenues. Investing activities did relatively better during the year with 4% growth, and at $153 million accounted for 12% of Personal Banking revenues. Most of the revenues from investing activities were commissions from the sale of products manufactured by units in the Wealth Management segment.

Revenues – Personal Banking

Year ended October 31
(taxable equivalent basis)[1]
(millions of dollars)

	2004	2003	Change %
Transaction activities	446	442	1
Credit activities	664	592	12
Investing activities	153	147	4
Total	1,263	1,181	7



Transaction activities

In terms of transaction activities, the Bank is faced with a definite challenge: to increase its revenue per client in a competitive environment that is both fierce and highly regulated and in a context characterized by strong consumer resistance to service charges as well as low interest rates that generate reduced spreads on transaction deposits.

To meet this challenge, the Bank focussed on reengineering its range of solutions. Its offering has been greatly simplified and optimized and now consists of six types of accounts (Chequing, Special Project Savings, Crescendo, Strategist, Natcan Strategist and US$ Progress) and four banking packages (Accessible, Direct Access, AccessPlus and Virtuoso) that allow for a variety of service combinations covering every need, from the most economical to the most sophisticated.


Transaction Deposits
Year ended October 31
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Volumes
Spreads
5.02%
5.45%
4.37%
4.03%
3.60%
2000
2001
2002
2003
2004

The average volume of transaction deposits rose 4.3% between October 2003 and October 2004, but the average spread narrowed by 43 basis points, mainly because of declining interest rates in recent years. This drop in net interest income makes appropriate pricing all the more necessary, whether through packages or in other ways, for day-to-day transactions carried out on transaction accounts.

Transaction services have undergone a profound change in recent years with the deployment of the Internet and other electronic transaction methods. First of all, the number of transactions has risen sharply, with the Bank now processing 28% more transactions than it did in 2000, for almost 295 million transactions annually, demanding a huge effort in terms of systems and logistics. Furthermore, there has also been a major migration of clients towards remote transaction methods. As a result, the annual number of transactions carried out by non-electronic means dropped from 49 to 44 million between 2000 and 2004, while the number of electronic transactions soared to 250 million per year, for an average annual growth rate of 8%. And even within electronic transactions, habits change quickly. For instance, the proportion of transactions by telephone seems to be stagnating and even declining, while the proportion of transactions via the Internet, which accounted for less than 1% of transactions in 2000, now accounts for close to 4% of the total; an average annual growth rate of 52%.

(1) See "Financial Reporting Method" on page 14.

Transactions by Year and Type

(millions)


400
300
200
100
0
No. of transactions
% Electronic
233
79%
246
82%
262
84%
274
85%
295
85%
2000
2001
2002
2003
2004


4.0%
3.0%
2.0%
1.0%
0
Internet
Telephone
2000
2001
2002
2003
2004

The Bank's Internet strategy therefore has to be aligned to take advantage of this trend which is likely to lower the unit cost of transactions. In 2001, we implemented an Internet strategy in order to provide clients with simplified, reliable access to our products and services. A technology infrastructure that could meet current and future needs was developed, making it possible to update the www.nbc.ca portal, among other projects. All transaction activities have been centralized on the Bank's website so that clients can do their banking online. Clients are particularly pleased with the site's transaction functionalities as seen in the satisfaction rate, which has held steady at close to 100%.

Personal Internet Banking Solutions is secure and lets you carry out your banking transactions and manage your finances 24/7

- Consult a list of your past transactions (90 days)
- Consult the balance of all your accounts simultaneously
- Transfer funds between accounts
- Export data to financial planning software
- Order cheques
- Receive your bills (via webdoxs) from more than 1,000 suppliers and pay them online
- View the list of your past bill payments
- Transfer funds to other National Bank clients
- Obtain financial information
- Buy or sell National Bank Mutual Funds
- Apply for a mortgage or personal loan
- Make investments and manage your RRSP
- Consult the balance of your National Bank MasterCard account
- Open a bank account

The Bank's website is not the only electronic tool Personal Banking has to offer. Reflecting its mission to better serve the transaction needs of its clients, the Bank also features telephone banking services, the largest banking machine network of any bank in Quebec and access to The Exchange Network, which serves to extend the Bank's banking machine services beyond Quebec.

As a result of this shift in transaction methods, the configuration of the Bank's branches is gradually being modified. Special attention has been paid to the branch layout to bring it in line with the new vocation which is no longer solely transaction-based and is increasingly oriented towards advisory services. A project to update our branch outdoor signage was launched in March 2004 and should continue until October 2005. More than 200 branches now proudly display the Bank's new colours. The new signage uses the Bank's well-known logo, but it is now illuminated and three-dimensional, in addition to featuring new background colours and more flexible display options.

Customer satisfaction with branch service is always at the heart of the Bank's concerns because highly satisfied clients will naturally turn to us for their credit and investment needs. The Destination Client program, which was rolled out at every level of the Bank, involved not only establishing service standards, but enhancing personnel awareness, providing training and measuring results on an ongoing basis. As a result, the number of Bank clients who said they were "very satisfied" rose 22% between 2001 and 2004. The number of clients who were not satisfied, already low, dropped 58% during the same period.

Customer Satisfaction in Quebec

(2001 = 100)


Clients stating they were "very satisfied"
Clients stating they were "not satisfied"
125
100
75
50
25
0
100
122
100
42
2001 2004
2001 2004

Credit activities

The Bank's principal credit activity with consumers is mortgage lending. It offers a line of five basic fixed- or variable-rate products which are complemented by innovative features such as the Multi-Choice option used to diversify mortgage maturity dates, the revolving clause to add advances in various forms so as to simplify subsequent borrowing, and the Home Warranty Program covering major repairs. Introduced during the 2004 promotional campaign, the "$0 down" mortgage was aimed at maximizing the mortgage renewal rate without unduly impacting profit margins, and continues to gather momentum. The goal is to assign 100% of our mortgage clients to Bank representatives within two years, and we may well reach our objective ahead of schedule.

In addition to mortgage loans, the Bank's credit offering includes three lines of credit. The Flex Lines are designed to meet a variety of client financing needs ranging from one-time projects to large-scale undertakings such as major renovations or retirement planning. The new product highlight of the year was the launch of the Bank's All-In-One account, a universal account combining traditional transaction capabilities with savings or credit functions. With the All-In-One account, clients can draw on an authorized credit equivalent to 75% of the value of their collateral (home equity or investments), offered at the Bank's prime rate. Not only can clients consolidate all their personal and mortgage loans in their All-In-One account, they can also use it in a completely transparent manner as a low-fee transaction account. Furthermore, the All-In-One can be used as a high-yield account paying 2.25%[1] on cash holdings when the balance is positive and exceeds a certain threshold. This simple and attractive solution is intended to meet all the credit and cash management needs of the Bank's clients, and has been well received. Overall, our variable-rate products and our cashback mortgage have returned very good results. Mortgage volumes with a monthly variable rate doubled in 2004 over 2003.

The Personal Banking subsegment also offers credit card and insurance services.

National Bank is among the leading MasterCard issuers in Canada. The credit card unit successfully launched a new Gold MasterCard card in May with the air carrier Jetsgo. Cardholders enjoy many travel-related benefits and collect reward miles that can be exchanged for free flights.


jetsgold
0000 0000 0000

(1) As at October 31, 2004, subject to change

In recent years, the Bank has implemented strategies to activate its credit cards and stimulate their use. These strategies have paid off, with credit card purchase volumes advancing 5.7% and interest-bearing balances increasing 10.3% between 2003 and 2004, in spite of a decline in the number of active cards. This decrease followed the termination of certain private-label programs that no longer met our profitability criteria.

These credit cards and lines of credit place the Bank in a good position to take advantage of the rising demand for revolving credit, i.e., variable-rate credit without a fixed expiry. Demand rose by 20% during 2004 alone. In October 2004, revolving credit accounted for 87% of non-mortgage personal loans, up from 56% in November 2001. For the Bank, the advantage of this type of credit is that it is more profitable and more stable than instalment loans in terms of volume.

National Bank offers a broad range of insurance products through three subsidiaries: 1) National Bank Life Insurance Company, whose activities focus chiefly on insurance products related to credit instruments (credit cards, mortgages, consumer loans); 2) National Bank General Insurance, which specializes in automobile insurance; and 3) National Bank Insurance Firm, our brokerage subsidiary that offers life insurance and investment products for individuals and businesses.

Revenues were up 15% at National Bank General Insurance in 2004. This joint venture with AXA has generated significant profits since 2003, after only four years of operations, and performed well in 2004. The subsidiary gained a significant share of the market in a short time—65,000 active auto insurance policies, including 40% to non-Bank clients—thanks to its direct marketing strategy combining the brand awareness of the Bank in Quebec with offers for low-risk drivers. Our brand ranked in the top three for recognition. Furthermore, National Bank General Insurance's streamlined cost structure enables it to achieve the kind of economies of scale enjoyed by major insurers.

Our efforts outside Quebec in 2004 focussed on deployment of the partnership agreements concluded in 2002 and 2003. Under the agreement signed with Investors Group, Great-West Life and London Life, delivery of the Bank's banking products kicked off in June 2003, when the partner companies' 7,000 advisors began distributing our products and services under their respective banners. This was a highly motivating project that required us to integrate management of the operations of a number of teams, and led to the on-time launch of the solutions not only at Investors Group, but also at Great-West Life and London Life several weeks later. Volumes have met our expectations. Our partnership with MD Management, a subsidiary of the Canadian Medical Association, was up and running sooner than expected. In its first months of operations, it brought in more new clients interested in the Bank's products. Under this agreement, National Bank-branded banking products are distributed by the 150 advisors in the group.

These partnerships have produced the expected results and positioned the Bank as the leading institution in the design and production of financial products for third-party distribution networks. Capitalizing on this unique expertise, the Bank's team is continuing to forge business relationships and undertaking serious discussions with important players on the Canadian scene.


Partnerships and Distribution Agreements
(millions of dollars)
1,000
900
800
700
600
500
400
300
200
100
0
Volumes
Net interest income
1.6
2.5
12.6
2002
2003
2004
Assante
Great-West Life
Edward Jones

Investing activities
The branch network acts as the distributor of a varied range of savings products that can be divided into two categories. The first category consists of term deposits in registered or non-registered form. Almost all the revenues from those products are recorded under the Personal and Commercial segment. The second category comprises investment vehicles and services that are generally manufactured by subsidiaries in the Wealth Management segment. For that product category, the branch network earns distribution or referral commissions.

The Bank has a long tradition of innovation in deposit products. It was the first bank in Canada to launch structured GICs that guarantee the principal while allowing investors to take advantage of capital market returns. Our retail credit and investment solutions team offers other original, effective products such as the Canadian Blue Chip Portfolio-Linked Note, the Active Management GIC with returns linked to hedge funds, and index-linked deposits whose returns are among the best in the industry.

The Strategic Portfolios from National Bank Securities and Private Investment Management from National Bank Trust are among the products manufactured by subsidiaries.

To round out their offering, the branches also distribute savings products manufactured by third parties. Fidelity mutual funds are one such example.

These products are sold and distributed by our financial services managers or personal bankers in the branches. In addition to this traditional distribution method, products are also sold by a specialized team of financial planners grouped under National Bank Wealth Management. This group was deployed in the branch network with the goal of developing the market for savings management among high net worth clients and has been pivotal in offering value-added wealth management advisory services to upscale client segments.

First deployed in 2001, the team of financial planners now numbers close to 300. Their role is to offer flexible, efficient financial planning services to more than 100,000 clients, meeting with them at the location of their choice when necessary. Thanks to an integrated offering of solutions, financial planners can meet the credit and transaction solution needs of their clients. They can draw on a complete range of savings products such as the Strategic Portfolios from National Bank Securities or Private Investment Management from National Bank Trust. Clients can buy or sell securities directly via National Bank Discount Brokerage or by being referred[1] to an Individual Investor Services broker at National Bank Financial.

The excellent spirit of cooperation that exists with the Commercial Banking subsegment has fostered client referral practices that enable us to offer a wider range of products and services and thus better serve our clients, increase their loyalty and secure a larger share of their savings.

The results have been convincing, with net sales up 21% to total $2 billion in 2004. Over 40% of Strategic Portfolio volumes are sold through this distribution channel. With each client assigned to a designated financial planner, the figures for mortgage renewals (96%) are just as revealing. In this way, the relationship provides more opportunities to both parties since long-term success presupposes a lasting relationship based on trust that enables advisors to manage their clients' emotional reactions to financial market performance in addition to managing their financial assets.

(1) In accordance with the Bank's confidentiality policy

Commercial Banking Subsegment



The mission of the Commercial Banking subsegment is to offer businesses of all sizes and in all industries the products and services they need to run their operations successfully. In doing so, some 150,000 commercial clients can rely on the Bank's 75 commercial banking centres and its network of 462 branches. The Bank's service offering covers a broad spectrum and meets most businesses' needs through a line of specialized products and solutions. National Bank is known as the bank most committed to the small and medium-sized enterprise (SME) market, a reputation it is proud of and intends to maintain. To emphasize this positioning, the Bank adopted and very successfully publicized the **inc.** logo as the trademark for its SME operations.

This SME-oriented strategy is in line with the Bank's business model. More than in any other business segment, National Bank has established a stronghold in the Quebec market. Based on data from the Canadian Bankers Association, National Bank holds nearly 40% of the banking market, proving without a doubt that National Bank is the partner of choice for Quebec businesses.

In addition, the Bank has carved out niche markets outside Quebec, the largest being energy financing in Western Canada. Our main focus is emerging businesses in the primary sector and service enterprises in the energy industry. National Bank's expertise in this area dates back to the 1985 acquisition of The Mercantile Bank, a very successful endeavour in terms of business development and portfolio quality. Outside Quebec, the Bank's operations are concentrated in New Brunswick and Eastern Ontario (where the Bank has long benefitted from the necessary critical mass) as well as in targetted niches, such as the agri-food industry in the Prairies and Ontario, which are served by specialized commercial banking centres.

The Bank's agricultural financing operations have grown rapidly in recent years due in part to the transfer of family farms between generations. In such cases, it is necessary to reconcile the retirement income needs of the vendors, who have most of their often considerable assets tied up in the farm, with the new generation's ability to pay. The Bank offers an array of solutions that make judicious use of government programs. These services are highly decentralized among rural communities and are provided by account managers, most of whom have an educational background in both agricultural sciences and finance.

Another high-growth sector where the Bank offers customized services is film and television series financing. National Bank is by far the leading provider for Quebec-based productions. In addition to producers and distributors, our clientele includes post-production, special effects and equipment leasing companies, as well as studios. In this field, too, the Bank draws on its expertise in order to set up low-risk financing structures that combine in-depth knowledge of the sector and its players with assistance from various government support programs for the industry.

The "Health Bank" made its debut in 2004, built on a partnership with various stakeholders in this important growth sector. The primary target market for this new specialized financing is Quebec, given the Bank's unparalleled ability to mobilize public and private partners with which it has long-standing relations. Four account managers, all specialists in the health industry, serve this sector. The Bank's agreement with MD Management offers it another way to serve the sector, and is yielding very encouraging results.

Teams of Bank specialists are also involved in other fields such as franchising and major expansion or acquisition projects requiring structured financing. In addition, the Bank offers bridge financing for residential and commercial real estate projects. Drawing on our varied and extensive expertise in this sector, we always focus on the dual goal of serving our clients well and minimizing risk.

Profitable delivery of credit services to small businesses is a challenge that can be met by streamlining and automating the loan granting and monitoring process, as well as by offering a service structure that is simple and efficient for both the Bank and the client. Progress was made in this direction during the year with the launch of the BusinessFlex Line of Credit for microcredit and the conversion of the Direct.N@T SME line into the BusinessFlex Centre **inc.**, which already has 14,000 clients after less than a year. The Bank's relational service offering will now be geared primarily to borrowers with approved credit of $100,000 and depositors on the same scale, which will significantly increase the profitability of operations.

In addition to credit, the Commercial Banking product line also comprises cash management and investment products, with the latter two taking on even greater importance since 7 out of 10 of the Bank's commercial clients have only investment products. To improve service to these clients, the Bank has deployed account managers exclusively for depositors and products tailored to their specific needs, making use of remote banking channels. Finally, to maximize synergy between commercial clients and the Wealth Management segment, 26 financial planners are located right in Commercial Banking offices.

The international component of **INC.** activities is also very important. International business development managers, whose role is to advise commercial clients on export financing and international trade risk management, have their offices in most of the Bank's commercial banking centres across Canada. Moreover, through our NatExport and Sodex divisions, the Bank provides factoring services for exporters.

Portfolio quality is always a priority. The rise in the Canadian dollar had a direct impact on goods-producing businesses competing with foreign companies. In contrast, businesses serving the domestic market, particularly those in the service industry, were not subject to the same pressure given the sustained level of household demand in Canada. In order to ease the transition to a suddenly much stronger Canadian dollar, Investissement Québec and National Bank developed an equipment and machinery financing program featuring a foreign exchange line. This solution, aimed at locking in the cost of financing in order to reduce foreign exchange risk, is another good example of the Bank's ability to adapt to the changing needs of its commercial clients and to tap into resources in the milieu when necessary.

All the indicators confirm that the SME sector came through the slowdown without too much difficulty. During the 12-month period ended September 2004, there was a 10% annual reduction in the number of commercial bankruptcies in Quebec and an improvement in the segment's average risk rating. It is therefore not surprising that the level of net impaired loans in Commercial Banking fell from $125 million to $95 million between October 2003 and October 2004.

The Credit Department and Commercial Banking are working closely together in order to cut costs and processing times. They are also collaborating in updating credit approval and risk monitoring tools so that the Bank will be fully ready for the implementation of the new Basel Accord, an international treaty governing risk management for the chartered banks of the signatory countries.

Commercial Banking revenues remained stable in 2004. There was a slight drop in loans to small businesses and to the commercial segment, i.e., financing for mid-sized enterprises that do not require recourse to capital markets. Many of these medium-sized and sometimes fairly large enterprises have the same financial profile as major corporate clients, specifically, a very liquid balance sheet that encourages them to reduce their debt and finance a fairly low level of investment out of their cash flow. However, Commercial Banking took advantage of strong growth in the real estate and energy sectors to post increases in revenue of 7% and 24% respectively. Overall, the contribution before taxes was up 2.4% because of a minor 1% decrease in operating expenses and a 15% drop in the provision for credit losses.

Revenues – Commercial Banking

Year ended October 31
(taxable equivalent basis)[1]
(millions of dollars)

	2004	2003	Change %
Small businesses	**246**	249	(1)
Commercial	**400**	408	(2)
Energy	**31**	25	24
Real estate	**15**	14	7
Total	**692**	696	(1)

(1) See "Financial Reporting Method" on page 14.

Results

During fiscal 2004, the Personal and Commercial segment earned net income of $388 million, an increase of 8% over the $358 million recorded in 2003. The segment generated $1,955 million in revenues, which was $78 million or 4% more than a year earlier. Net interest income rose $41 million or 3%, driven primarily by volume growth in loans and acceptances, which were up $1.9 billion or 5%. The effect on net interest income was partially offset by a narrower interest spread, which was 3.18% in 2004 versus 3.23% in 2003. Other income amounted to $666 million in 2004, compared to $629 million the previous year. The growth was attributable mainly to transaction fees, credit card revenues, insurance revenues and fees paid by the Wealth Management segment for the sale of mutual funds and trust services. Operating expenses for fiscal 2004 totalled $1,216 million compared to $1,162 million in 2003. Almost half of this $54 million increase was related to salaries, with the remainder divided between technology development expenses and product promotion costs. In addition, net impaired loans fell sharply (21%), another sign of better portfolio quality.

Segment Results – Personal and Commercial

Year ended October 31
(taxable equivalent basis)[1]
(millions of dollars)

	2004	2003	Change %
Net interest income	**1,289**	1,248	3
Other income	**666**	629	6
Total revenues	**1,955**	1,877	4
Operating expenses	**1,216**	1,162	5
Contribution	**739**	715	3
Provision for credit losses	**136**	155	(13)
Income before income taxes	**603**	560	8
Income taxes	**215**	202	6
Net income	**388**	358	8
Average assets	**40,544**	38,679	5
Risk-weighted assets	**27,007**	25,222	7
Average deposits	**30,063**	29,359	2
Net impaired loans	**111**	141	(21)
Efficiency ratio	**62.2%**	61.9%	

(1) See "Financial Reporting Method" on page 14.

opportunities

PERSONAL AND COMMERCIAL

Challenges and Strategies

CHALLENGE: Increase Personal Banking revenues

The challenge of increasing revenues is integrated into the Bank's strategy in two ways: first, by recruiting new clients, and second, by retaining existing ones. Enhancing awareness of the Bank, creating dynamic marketing campaigns and offering innovative products that deliver real value is the three-pronged approach to the client recruitment strategy that will be used in Quebec. Outside Quebec, partnerships will be the vehicle used to implement this strategy. The strategy for retaining existing clients will involve improving service quality and assigning clients to specific advisors for better follow-up.

It will also be important to implement a genuine sales culture for savings solutions in the branch network in keeping with our wealth management objectives: the expected outcome is an increase in the number of products held and share of wallet entrusted to National Bank by clients. Applying effective training and compensation policies and making major investments in technology will be essential to the Bank developing a better client image and more effective marketing strategies. Our distinctive expertise in savings combined with the wide-scale deployment of technological advances will enable us to adopt a much more aggressive competitive positioning in our natural market. With respect to credit cards and insurance, our growth strategy will be reinforced by the ongoing introduction of new products.

It will be harder to increase revenues in transaction activities because of their great sensitivity to short-term interest rates. Moreover, since consumers are increasingly resistant to service charges, our room to manoeuvre is limited when it comes to other income. More extensive analysis of client segmentation will therefore be necessary in order to offer packages that meet client needs while we continue our disciplined efforts in terms of itemized pricing.

CHALLENGE: Ensure growth of profitable business in Commercial Banking

With low credit demand on the one hand and increasingly fierce competition on the other, raising volumes and revenues while maintaining profitability and portfolio quality is a challenge. This is particularly the case in Quebec, where our position as the largest business bank for medium-sized enterprises does not give us much room to increase market share. Since the financing of businesses' routine operations and the provision of common cash management products is a market that is already being well served by the major deposit-taking institutions, we need to look elsewhere for sources of additional growth.

For instance, there are a number of specialized niches, often occupied by unregulated financial businesses, that call for a different and more complex approach to risk management. To grow our business, we intend to capitalize on opportunities for continued deployment of new specialized financing niches. In the firm hope of repeating the success we have achieved in the energy, motion picture and television sectors, we initiated the "Health Bank" project and will act on other opportunities as they arise.

We also believe that specialized financing is the best approach in order to significantly expand our commercial operations on a profitable basis in markets where we have not reached critical mass in terms of banking outlets, beginning with Ontario. In the same vein, we are also going ahead with developing cash management and international services tailored to the needs of SMEs.

CHALLENGE: Enhance operating efficiency

In Commercial Banking, excellent cost control is rendered all the more necessary by sluggish market conditions as well as the Bank's intention of moving into markets held by enterprises that are generally very efficient because they are so specialized. Controlling our costs means continuing our end-to-end reengineering of the processes involved in our service offering to achieve greater automation of credit decisions, centralization of administrative functions and increased use of remote banking capabilities.

In our search for greater efficiency, our ability to cover the widest range of our clients' needs is an asset, since it broadens the base for absorbing fixed costs related to recruiting and monitoring clients. In addition, the considerable progress we have made in risk management is an expertise that is easily transferable and adaptable from one type of financing to another.

In Personal Banking, productivity gains will result from an ongoing study of operating processes and their underlying systems in order to align them with our vision of being a low-cost designer and producer. Considerable effort has been focussed on limiting losses as a result of operational risk, specifically fraud. In the present environment of regulatory pressure, however, cost control can pose certain challenges.

CHALLENGE: Stand out from the competition other than through pricing

The Bank wants to stand out by offering a quality banking experience that is geared to customer satisfaction. It begins with optimal processes that make "moments of truth" like opening an account or taking out a loan easier, more pleasant and as short as possible for the client. It continues with high-calibre, flexible and personalized advisory services that add value for the client. It also means a full suite of financial product and service solutions for savings and loans, aimed at individuals and businesses alike. We intend to make our mark by having an exceptionally diversified and high-quality offering, and by maintaining our spreads in spite of the presence of independent intermediaries.

CHALLENGE: Maximize synergies with other Bank units, particularly Wealth Management

Commercial Banking intends to continue playing an active role in the development of other members of the National Bank family. Special emphasis is being placed on referring[1] business owners who are Bank clients in order to generate positive spin-offs for wealth management. In addition, efforts will be coordinated with National Bank Financial so that medium-sized enterprises can have direct access to capital markets. These kinds of opportunities can be found among companies in the energy sector in particular.

One of the Commercial Banking subsegment's major objectives is to strengthen the Bank's position among clients with substantial liquid assets in order to boost profitability and market penetration. To attract this revenue source, the Bank strives to present a highly competitive offering, with remote services that meet the needs of business.

All these developments should further improve the quality of our service offering and enhance customer satisfaction. **inc.** wants to be the bank with solutions for SMEs. By being attentive to the needs of its clients and the community, National Bank has carved out a unique position in SME financing, a position it will continue to consolidate.

(1) In accordance with the Bank's confidentiality policy

WEALTH MANAGEMENT



It should come as no surprise that the general aging of the population and the uncertain future of government pension plans are causing a shift from credit needs to savings and the management of accumulated wealth. Baby boomers are paying off their mortgages and are beginning to have significant net savings, which will need to be managed effectively. Volatile stock market returns in recent years have made more than one investor turn cautious about holding securities directly. Rather than toiling over complex transactions, these investors expect their products to be managed by competent professionals. We believe this is the start of a noticeable trend.

Many professionals have come to the same conclusion and are seeking to position themselves to serve this market. Insurance agents, brokers, mutual fund managers and financial planners are all vying with each other to build a relationship of trust with the investor and obtain the privilege of managing most of his wealth. Given this context, the great strength of an institution such as ours lies in the fact that it already manages the bulk of clients' cash savings and in that it offers an expansive array of financial products and services. At National Bank, clients can count on full-service and discount brokerage services, trust services, advisory services in all our Canadian branches, two families consisting of more than 100 mutual funds, as well as wealth management and private banking services, to name only a few.

This service offering comes with a selection of managed products designed by National Bank itself—a full suite of diversified and innovative investment solutions. What really sets these solutions apart is that they enable clients to benefit from advanced diversification techniques that are nevertheless economical and easy to use. The Bank can therefore play a more effective role than other institutions because its principle for the medium term is to generate most returns through diversification rather than by relying on timing, vision or just plain luck. This strategy gives the Bank a lasting competitive edge and underpins our wealth management approach: mobilize a wide range of competencies in a few well-marketed solutions that are highly advantageous for our clients, who have generally become more cautious. Although these products have traditionally been geared towards investors who did not have the necessary resources to achieve the minimum level of diversification that comes with owning a portfolio of securities directly, they offer so many advantages that even clients with substantial assets are investing several million dollars because they are confident of enjoying excellent diversification and satisfactory returns.

The Wealth Management segment is comprised of numerous subsidiaries whose mission is to offer our individual, self-employed and very small business clients a range of products and services designed to assist them in managing their savings and financial assets more effectively.

Successfully offering access to such a variety of products, services and professionals under a single banner is more than simply a question of economies of scale and diversification. Financial planning and wealth management call for a comprehensive approach matched by an offering of well-coordinated services. Very few financial institutions are able to do this as well as National Bank does in Quebec. That is a competitive advantage we have every interest in preserving.

Our wealth management strategy is firmly anchored in our branch network and our specialized distribution channels. Our branch representatives—financial services managers and personal bankers—all play a part in marketing core products like our mutual funds and discount brokerage service. But when a client holds significant assets or demonstrates exceptional growth potential, our financial planners at Wealth Management or our account managers at Private Banking step in.

Our specialized distribution channels, the other key in our wealth management strategy, have the common advantage of not having to depend on the branches to acquire and serve their clients, many of whom are not involved in a traditional banking relationship with the Bank. The Individual Investor Services division of National Bank Financial (NBF) and Altamira, whose activities are discussed below, are found in this category. The products of National Bank Securities are also available to third parties. As for financial security, National Bank Insurance Firm is active in the sale of individual

life insurance policies to our self-employed clients and in supplying group RRSPs in partnership with Industrial-Alliance. This subsidiary relies on a sales force of 70 representatives.

Together, the members of National Bank's Wealth Management family oversee every aspect of personal investing as part of a coherent strategy that draws on their complementary nature and existing synergies and covers as wide a scope as possible in order to better serve target clienteles.


Wealth Management Revenues
(millions of dollars)
Other
Brokerage
200
150
100
50
0
162
156
166
174
186
205
172
180
Q1-03 Q2-03 Q3-03 Q4-03 Q1-04 Q2-04 Q3-04 Q4-04

When it comes to revenue generation, fiscal 2004 can be divided into three parts. The first half of the year was characterized by a strong rebound in business activity in the wake of the stock market uptick that got under way in the summer of 2003. Consequently, revenues for the first six months of the year shot ahead 27% in comparison to the previous year. The summer of 2004 was a calmer period, with investors adopting a more cautious stance given the global context of rising oil prices and heightened tensions in the Middle East. The stock market recovery, buoyed by the earnings of North American companies and a favourable global growth outlook, seems to have convinced investors to shed their wait-and-see attitude in the final months of the year, as reflected by higher revenues. Overall, 2004 was a good year for Wealth Management, with revenues moving up 13% to $743 million.

Total assets under management or administration at the various units in the Wealth Management segment grew by 16% from $155 billion to $181 billion. Assets managed or administered for individuals by National Bank (including third-party products such as mutual funds for the Quebec order of engineers) rose by $15.5 billion or 16%. In general, gains were made in every category. Institutional assets such as pension funds or transfer and custody operations also surged, climbing 17% to reach $55.1 billion. Increases were recorded in that area by both Natcan Investment Management and National Bank Trust.

Looking back at brokerage operations in 2004, assets under administration at the National Bank Correspondent Network (NBCN) jumped 27%, illustrating the outstanding success of that business unit in penetrating its target market. The assets of NBF, including NBCN, advanced another $12 billion after rising $10 billion in 2003. Based on the aggregate total of $81.5 billion in assets under management for clients or under administration for third parties, NBF ranks among the top Canadian brokers in terms of its capacity for distributing new issues to individual investors.

Brokerage revenues were up 12% this past year, with approximately 75% of those revenues stemming from NBF Individual Investor Services. Revenues earned by National Bank Discount Brokerage

Assets Under Management or Administration and Revenues – Wealth Management

Year ended October 31
(taxable equivalent basis)[1]
(millions of dollars)

	Assets under management or administration			Revenues		
	2004	2003	Change %	2004	2003	Change %
National Bank Financial	**41,470**	38,098	9%	**453**	408	11%
Correspondent Network	**40,008**	31,434	27%			
National Bank Discount Brokerage	**7,854**	7,186	9%	**45**	37	21%
Securities brokerage	**89,332**	76,718	16%	**498**	445	12%
National Bank Securities	**6,477**	5,507	18%	**57**	44	29%
Altamira	**4,087**	4,527	(10)%	**56**	61	(8)%
Mutual funds	**10,564**	10,034	5%	**113**	105	7%
Natcan Investment Management	**27,947**	24,541	14%	**56**	36	56%
National Bank Trust – Institutional	**37,498**	31,650	18%	**71**	53	35%
National Bank Trust – Individuals	**11,224**	8,188	37%			
Other (mortgages sold)	**4,033**	4,217	(4)%	**5**	19	(74)%
Gross total	**180,598**	155,348	16%	**743**	658	13%
Institutional and other funds	**55,138**	47,088	17%			
Assets presented in more than one activity	**14,552**	12,830	13%			
Total retail assets	**110,908**	95,430	16%			

(1) See "Financial Reporting Method" on page 14.

grew much more rapidly than assets (21% and 9% respectively), confirming that investors were more active in 2004.

In the mutual fund sector, National Bank Securities mutual funds climbed 18% whereas Altamira funds were down 10% mainly because of their indirect distribution channel which relies on independent investment advisors and securities brokers. Total mutual fund assets under management rose 5% after holding fairly steady in 2003. The increase in the revenues earned by National Bank Securities (29%) exceeded the increase in assets under management (18%), demonstrating the Bank's ability to take advantage of stronger markets in order to migrate mutual fund investments towards products that add considerable value; both for investors and the Bank itself.

Natcan Investment Management was able to take advantage of the overall growth in National Bank Mutual Funds and the rapid progress made by Private Investment Management, which was also responsible for boosting the assets under administration at National Bank Trust. The strong performance of Private Investment Management fuelled the revenues of National Bank Trust and Natcan Investment Management, which also benefitted from the fact that it took over the management of Altamira mutual funds.

These various growth rates resulted not only from stronger markets but also from the inflow of new funds and new clients. The fact that retail assets under management have advanced at such a steady rate during the past few years, despite conditions that have remained uncertain, is eloquent testimony to the value of active portfolio management and the services provided by investment advisors, who map out market-tailored strategies in line with the specific needs and goals of each investor.

The Bank therefore had a very good year both in terms of growing assets and revenues as well as in ensuring that across-the-board gains were made throughout the business units.

Securities Brokerage

Full-service brokerage

Full-service brokerage services, provided by Individual Investor Services of NBF, constitute the primary source of the Wealth Management segment's securities brokerage revenues. These upscale retail brokerage services are available across Canada through a network of 89 branches and a complement of 741 investment advisors. As the leading full-service broker in Quebec, NBF has an estimated market share of between 25% and 30%. The recruitment of advisors in recent years has enabled the company to strengthen its presence outside Quebec. Brokerage revenues generated outside Quebec accounted for 38% of revenues in 2004. NBF's recruitment efforts are succeeding for several reasons including NBF's entrepreneurial environment, the growing reputation of the NBF brand in the Canadian market, the quality of the firm's research, and the sophisticated range of new issues and structured products available for distribution to NBF's retail client base.

The complete array of investment products and personalized advisory services available through the Individual Investor Services division are offered with a single focus in mind, namely, addressing clients' investment objectives from an independent viewpoint. Investors may choose between transaction-based fee structures and comprehensive fixed fee structures, such as the Ambassador and Emissary Portfolio Services, which use third-party specialized fund managers to manage clients' assets. Through a subsidiary, NBF Financial Services, other services available include insurance and estate planning. Investment advisors work closely with banking and cash management specialists to offer investors seamless access to these products and services.

In a market that is generally characterized by increasingly shorter cycles and no overriding trends, the ability to offer context-specific products is a key advantage. In doing so, Individual Investor Services and the other National Bank units enjoy a mutually beneficial relationship. The Corporate Finance Group's enviable positioning with respect to income trusts, innovative structured products such as the note linked to the Dow Jones Global Titans index, and the leading role played by the bond trading desk enabled our advisors to maintain volumes given the popularity of these many products. In addition, the Bank's role in providing corporate financing through equity and debt security underwriting generates a continuous stream of new issues that are attractive to investors. A good indicator of this synergy is the measure of new issues as a percentage of commission revenue. In 2004, new issues generated 21.6% of commissions compared to 6% in 2000.

National Bank Correspondent Network

The National Bank Correspondent Network (NBCN) division of NBF offers third-party clearing and brokerage services. More than 90 associated organizations staffed by some 5,000 financial advisors trade through NBCN for their 420,000 clients, making it by far Canada's leading provider of such services. The breadth of its correspondent services makes NBCN unique in Canada. For instance, the company offers accounting services, office support services and research products, while ensuring that independent advisors have access to new issues that would otherwise not be available to them.

In addition to its significant contribution to bottom and top line results, NBCN augments the performance of NBF by enabling NBF to maintain a highly competitive cost-per-trade pricing structure for capital market transactions and securities custody operations. The combined trading volume of NBCN, NBF and the Bank is among the largest in Canada. NBCN wields considerable distribution power, which has a favourable impact on NBF's equity and debt underwriting market share. NBCN serves as an additional distribution outlet for the Bank's investment and banking solutions.

National Bank Discount Brokerage
With the stock market gaining strength during the past year, the number of discount brokerage transactions jumped 25%, growing faster than assets under management (9%). As trading volumes generated a substantial increase in revenues, profitability was good for National Bank Discount Brokerage (NBDB), which has a high proportion of fixed costs and can therefore count on economies of scale. This increase in activities was accompanied by an improvement in service quality as NBDB regained first place in the Dalbar surveys, enjoying a position far ahead of its nearest competitor especially in terms of telephone access. In 2004, many changes were made to the Web platform in order to enhance its functionality for the benefit of clients. In the future, NBDB will increasingly distinguish itself through the quality of the support services it provides to fully autonomous investors as well as to those who want their trades to be vetted.

Mutual Funds

The year 2004 can be described as a year of optimistic recovery as stock markets rallied. For example, although investors were still cautious to some extent, they began to convert their liquid assets into more long-term instruments, clearing the way for positive net sales of short-term, income and investment solutions.

National Bank Securities
National Bank Securities (NBS) posted positive results in 2004, with net asset inflows of $751 million or 13.6% of assets under administration. By comparison, the five other major banks recorded net inflows equivalent to 4.9% of their assets. The situation was particularly favourable for long-term funds, with $782 million in net sales. The difference is attributable chiefly to a decline in the institutional money market. Net assets are now $6.5 billion, up 17.8% from 2003.

Net Sales of Long-Term Funds
(millions of dollars)


800
700
600
500
400
300
200
100
0
77
217
275
782
2000-2001
2001-2002
2002-2003
2003-2004

Launched in December 2001, Strategic Portfolios offer investors an optimum investment solution, where asset allocation is based on six investor profiles. They are a turnkey solution that combines an advantageous return with effective diversification features. Portfolios are automatically rebalanced every six months. As at October 31, 2004, accumulated assets in Strategic Portfolios amounted to over $1.7 billion, or nearly one-third of National Bank's long-term funds, a progression in sales that has exceeded expectations. With Strategic Portfolios joining monthly income funds and diversified funds in the investment solutions category, investment solutions now account for over 68% of the assets invested in long-term funds, as compared to only 10% in 2001.

Having successfully implemented its business development plan with advisors in the Bank's branch network and at National Bank Financial, in September 2003 NBS launched an outside development strategy for its family of funds. Now, in addition to being offered through the Bank's network and National Bank Financial, National Bank Mutual Funds can also be purchased from independent brokers. This market niche, which National Bank had previously left untapped, represents enormous growth potential. Agreements concluded with four major Canadian banks as well as Laurentian Bank and Desjardins generated sales in excess of $200 million.

Altamira
Our subsidiary Altamira continued its development efforts by taking full advantage of its excellent trademark and focussing its strategy on advisory services and investment solutions. On these fronts, Altamira can rely on unparalleled customer service that has ranked first in the Dalbar survey four times in the past six years.

Altamira continues to play an important role in the Bank's wealth management strategy beyond the Quebec market. Building on its strengths as a telephone-based private banking specialist and advisor, Altamira now has seven advisors who have been deployed in National Bank branches in order to offer clients a wider range of investment solutions.

Investment Management

The year ended October 31, 2004 was very active for Natcan Investment Management, particularly because of the integration of its team of managers with Altamira's team. The year also saw the recruiting of a number of seasoned managers.

The integration, which was finalized on November 1, 2003 following Natcan's acquisition of Altamira Management Ltd., had several objectives. First, the Bank sought to strengthen the performance of the two families of funds (National Bank and Altamira funds) by entrusting portfolio management to the best resources in each organization. Second, the Bank deemed it important to review the management style of certain funds to better align them with today's financial markets and the tempered risk tolerance of many investors in recent years. Lastly, it was looking for significant cost savings from the synergies expected following the acquisition of Altamira.

Natcan not only manages the mutual funds and wealth management portfolios offered by the Bank and its subsidiaries, it also manages portfolios for other institutions, including the pension plans and the portfolios of many foundations and religious orders. Managed assets have grown significantly in recent years and today stand at close to $28 billion.

Trust Services

Through its subsidiary National Bank Trust, National Bank offers high value-added services such as Private Investment Management to a wealthy clientele. Private Investment Management includes components such as estate planning, financial planning and the creation and administration of trusts. Most recently, the Bank's offering of trust services was expanded to include an asset protection trust designed for executives and business owners for legal accountability purposes. In addition, a specialized team works closely with other Bank units to ensure that businesses can be transferred smoothly from one generation to the next.

The trust services offered by the Bank posted exceptional results with the Private Investment Management product. This discretionary management service is intended for upscale clients who, in their search for capital preservation, growth and tax effectiveness, entrust their assets to managers and experts with a disciplined investment approach who track markets and make day-to-day decisions on their behalf. This product is in line with National Bank's wealth management strategy and is one of the foundations for building its wealth management distribution network and business clientele.

During the past year, National Bank Trust significantly enhanced its service offering with the introduction of complementary securities, namely, high-yield bonds and preferred shares as well as hedge funds. Traditionally reserved for institutional clients, these instruments increase the potential return and diversification of investment strategies. Private Investment Management has developed very rapidly in recent years. Its assets under management grew by 45% in 2004, reaching $3.4 billion. Growth was attributable to net sales in excess of $880 million, up sharply from $300 million in 2003. Most of those sales represent newly invested assets. In addition, the number of clients rose by 2,000 during the year. This success was due to a number of factors. For instance, the product is highly flexible (in addition to having five model risk profiles to choose from, investors can rely on external managers for each of the equity portfolios) and the volatility of returns is reduced by using hedge funds and tactical deviation for asset class weightings. Private Investment Management has also benefitted from the referral efforts of the advisors in the Bank's branch network, especially the financial planners in the Wealth Management business line. The popularity of the product is evidence of its quality: it attracts a broad range of upscale investors who may have a few hundred thousand or several million dollars to invest.

National Bank Trust has enlisted the services of Natcan Investment Management to act as advisor and lead manager. Managers with complementary styles have also been added to ensure the diversification sought by certain clients.

Results

All in all, the segment had $166 billion in assets under management or administration and generated net income of $105 million in 2004, a 28% increase over fiscal 2003 after recording 23% growth in fiscal 2002. Revenues were $743 million, up 13% from $658 million the previous year. Over half of the gain was attributable to brokerage activities, while a quarter came from investment management and the remainder stemmed primarily from mutual funds. Operating expenses amounted to $576 million in 2004, compared to $526 million in 2003. Nearly two-thirds of the increase resulted from variable compensation driven by higher trading volumes for brokerage activities. Moreover, the efficiency ratio improved in 2004, going from 79.9% to 77.5%.

Segment Results – Wealth Management

Year ended October 31
(taxable equivalent basis)[1]
(millions of dollars)

	2004	2003	Change %
Net interest income	93	91	2
Other income	650	567	15
Total revenues	743	658	13
Operating expenses	576	526	10
Contribution	167	132	27
Provision for credit losses	–	–	–
Income before income taxes	167	132	27
Income taxes	58	46	26
Non-controlling interest	4	4	–
Net income	105	82	28
Average assets	834	805	4
Risk-weighted assets	554	659	(16)
Average deposits	2,355	1,812	30
Efficiency ratio	77.5%	79.9%	

(1) See "Financial Reporting Method" on page 14.

opportunities

WEALTH MANAGEMENT

Challenges and Strategies

CHALLENGE: Grow share of wallet

National Bank views itself as an advisor who uses the best of his abilities to suggest solutions to clients while refraining from imposing on them specific products or distribution channels. With our emphasis on letting investors choose their products, all our channels must be attractive enough to appeal to more than just the clients at our branches. This is particularly true for National Bank Financial and Altamira, which are our gateway to markets outside Quebec. Both these organizations must spearhead a strategy that is both intertwined with, yet independent from, the strategy the Bank has adopted for its banking clientele.

All operating units aim to increase their share of wallet, though the means may vary from one to the other. To succeed with our banking clients, we need a combination of high-performing investment vehicles and the ability to sell the right products to the right clients in keeping with their financial situation and personal preferences. We will therefore continue to segregate the functions of product design, management and sales. In fact, we are convinced that managed products, such as Strategic Portfolios and Private Investment Management, are well suited to most of our clients because they offer the best mix of return, security and ease of management. We will continue to promote these investment solutions, primarily by increasing the reach of our sales force in the branches and, more importantly, by matching up investors with advisors.

On the full-service brokerage side, the use of programs with asset-based commissions must be expanded even more quickly. This management approach has the dual advantage of stabilizing the company's revenues and boosting investors' confidence in their advisor. Lastly, with a view to building on the successes of the past fiscal year, we will continue to make the most of synergies in order to offer our clients the latest investment solutions available in the industry. Efforts will be stepped up to maintain and increase our advisors' level of expertise. National Bank Financial will employ the highest performing tools to be better able to serve its high net worth clients, which will result in an increase in managed assets and improved productivity.

Altamira's ability to fulfill its growth potential hinges partly on coordinating its efforts with those of the Bank. To tap into the growth environment, Altamira can count on the efficiency of its direct distribution model and its proven ability to forge long-term client relations. The Bank will strive to harness its value-added advisory expertise and apply it to markets outside Quebec (which have not been extensively solicited until now) to sell wealth management products. One way of effectively serving this clientele is to deploy advisors to the branches. Moreover, we will continue to seek high, sustainable fund returns, which is key to the success of direct mutual fund sales.

CHALLENGE: Expand our client base

Specialized networks and products, especially outside our core market, are needed to broaden our client base. The strategy for expanding National Bank Financial's geographic scope by recruiting advisors has proven its merits and is being pursued. In fact, recruitment is becoming increasingly easier as the Bank gains more and more recognition on capital markets, which proves to prospective employees that they are teaming up with an organization that is both dynamic and offers top-of-the-line products and support. The advantage of joining forces with Altamira is that, in addition to capitalizing on its internal synergies, it enjoys perennial popularity in surveys.

At National Bank Securities, our focus is on the new external distribution structure for the Advisor series of funds under which all these mutual funds are available to independent financial advisors. This initiative was entrenched in agreements signed with a number of prestigious firms. National Bank is counting on the high quality of customer service at National Bank Securities to make inroads into the independent advisor market.

Thanks to the quality of Private Investment Management and the level of service, this product has surpassed our expectations in terms of its potential to draw in new clients, particularly those with considerable assets. This is what makes National Bank a genuine competitor of the well-known independent fund managers. The success of this private discretionary management service, in tandem with National Bank Financial's established reputation with wealthy clients, guarantees National Bank a place among the top-ranking wealth managers in its core Quebec market and across the country.

CHALLENGE: Boost productivity

Considering that Wealth Management has the highest percentage of costs to revenues, a relative decrease in costs has the greatest impact on net income. In Wealth Management, productivity is raised by lowering costs per transaction and by increasing volumes both per transaction and per client. In order to further cut unit costs, the Bank will continue to invest in transaction automation by making use of Web technology and consolidating different platforms. Moreover, we will pursue our objective of increasing the average size of all wealth management portfolios, focussing initially on the ones that will affect revenues and fixed costs the most, specifically, full-service brokerage. At the branch level, the cumulative growth in business volumes per financial planner enhances productivity.

BY POOLING THEIR EXPERTISE, THE MEMBERS OF THE NATIONAL BANK TEAM CREATE AND MANAGE A DIVERSIFIED OFFERING OF AFFORDABLE, PERFORMANCE-ORIENTED INVESTMENT SOLUTIONS

NATIONAL BANK TRUST
Product design and promotion

NATIONAL BANK SECURITIES
Product design and promotion

RETAIL CREDIT AND INVESTMENT SOLUTIONS
Product design and promotion

TREASURY
Product design and promotion

NATCAN INVESTMENT MANAGEMENT
Product management

EXTERNAL MANAGERS
Alternatives to Natcan for product management

WEALTH MANAGEMENT
Product distribution and value-added advice

mutual funds
active management GICs
strategic portfolios
mutual funds
blue chip portfolio-linked notes
wealth management
mutual funds
blue chip
portfolio-linked notes
investment management
mutual funds
blue chip
portfolio-linked notes

- Private Investment Management
- Strategic Portfolios
- Blue Chip Portfolio-Linked Notes
- Active Management GICs
- Mutual funds

FINANCIAL MARKETS



The Financial Markets segment encompasses all brokerage and financing services which National Bank and National Bank Financial offer corporate and institutional clients, as well as the investment and trading operations carried out on the Bank's own behalf. As shown in the insert on page 46, the activities of the Financial Markets segment extend well beyond financing activities in debt and capital markets. They include functions critical to the operations of a major bank such as funding, asset and liability matching and investment portfolio management.

Revenues for this segment were up 6% in 2004, to nearly $1 billion. Despite the apparent quarter-to-quarter volatility, annual growth has actually been quite regular and sustained in recent years.

This overall increase in revenues was attributable to a very strong performance in terms of financial market fees and revenues from banking services to Canadian corporations, which rose 22% and 32% respectively. However, a financial environment characterized by low, fairly stable interest rates, was not very conducive to earning trading revenues on fixed-rate instruments or gains from asset and liability management. Nonetheless, the Bank succeeded in doubling its gains on securities, which stood at $100 million in 2004.

Revenues - Financial Markets

(millions of dollars)


Quarter
4-quarter average
300
275
250
225
200
175
150
125
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2000
2001
2002
2003
2004

Revenues for the second quarter of 2003 do not include a $19 million loss on credit derivatives unrelated to financial market activities.

The revenue breakdown of the Financial Markets segment illustrates the exceptional performance in a number of areas in fiscal 2004. National Bank Financial acted as advisor and/or financial arranger for a number of merger and acquisition projects undertaken by long-time clients such as The Jean Coutu Group (PJC) Inc., Alimentation Couche-Tard, CGI Group Inc., Sherritt International Corporation and Harvest Energy Trust. In many cases, U.S. companies were the targets and the transactions were among the largest involving Canadian companies in 2004. Based on transaction data compiled by Bloomberg, National Bank ranked among the premier firms in the Canadian mergers and acquisitions market in 2004. Not only did its advisory role in these projects earn the Bank substantial fees, but, as part of these relationships, the Bank becomes one of the lead managers in the syndicates responsible for financing the transactions, thus opening up another source of revenue.

These successes illustrate how National Bank, through its subsidiary National Bank Financial, has become one of the top-tier securities brokerage firms in Canada, and the undisputed industry leader in Quebec. It has succeeded in carving out enviable niches in the Canadian market and has been a dominant player,

Market Share, New Issues

12-month period ended September 30, 2004


Equities
9.1%
Corporate bonds
7.6%
Provincial bonds
12.5%
Treasury bills
8.7%
Canada bonds
6.9%
0
5%
10%
15%

Revenue Breakdown – Financial Markets

Year ended October 31
(taxable equivalent basis)[1]
(millions of dollars)

	2004	2003	Change %
Interest rate	43	86	(50)
Equities	190	145	31
Commodity, precious metal and currency contracts	30	96	(69)
Trading revenues	263	327	(20)
Banking services	190	144	32
Financial market fees	284	232	22
Asset/liability management	47	80	(41)
Gains on securities	100	50	100
Other	103	98	5
Total	987	931	6

(1) See "Financial Reporting Method" on page 14.

for over a decade, in the market for government bonds, particularly at the provincial and municipal levels. In recent years, National Bank Financial has also been one of the leading issuers in the booming income trust market. Fiscal 2004 was no exception, with income trust issues contributing to the very strong increase in financial market fee revenues.

One of the main strengths of this subsidiary is its exceptional distribution capacity, which greatly enhances its debt and equity underwriting services. For individual investors, National Bank Financial boasts an extensive network of full-service brokers in Canada, and indirectly serves an additional 420,000 clients through its Correspondent Network. Institutional investors are served by the fixed-income and equities trading desks. Our loan syndication group demonstrated its excellent ability to manage loan assets by selling large portions of the commitments made in the financial syndicates set up for the transactions described earlier, and our equity syndication group continued to earn National Bank Financial underwriting syndicate positions commensurate with its placement power. This extensive sales network is ably supported by a research department that consistently ranks among the best in the country.

Corporate Financing

Year ended October 31
(millions of dollars)


7,000
6,000
5,000
4,000
3,000
2,000
1,000
6,030
4,704
4,173
3,308
2001
2002
2003
2004

In fact, the most recent Brendan Wood study ranked National Bank Financial second for the quality of its research.

Although 2004 was a banner year for corporate financing through securities, it was more of a challenge for corporate lending operations. Driven by the North American economic recovery, profits were much more robust but did not lead to renewed corporate investment spending. The resulting high levels of cash resources combined with easy access to capital markets spurred many corporate clients to trim back their bank debt. Consequently, corporate loan and bankers' acceptance volumes fell 21%.

The Financial Markets segment also plays an important role as a manufacturer of wealth management products, mainly for individual clients of the National Bank group but also for outside investors often through independent financial advisors. During the year, our structured products team—a leader in Canada due to its vast experience and the variety and ingenuity of its structures—designed and marketed some 60 products with a total value of $2 billion. In addition, National Bank participated in 80 other issues as co-leader or agent. Structured products include guaranteed capital notes pegged to different indexes, and income trusts.

This same innovative approach is reflected in our alternative management portfolio, one of the first and now one of the largest in Canada. Our fund is widely distributed and gaining in popularity among individual clients, whether in the form of notes or structured products with guaranteed capital or directly in Private Investment Management portfolios. Of the US $1,250 million under management, 71% is "held" by individuals, 15% by institutions and the balance is in the Bank's own portfolio.

Another example of our ability to innovate and join with major partners is the creation of Asset Management Finance Corporation, which is 50% owned by Pacific Life, a leading U.S. insurance company. The primary goal of this joint venture is to finance changes in the ownership of fund management companies. Through narrowly targetted initiatives such as this one, together with wider coverage of capital markets in Canada, the Financial Markets segment intends to bolster and diversify its revenues and profits.

Alternative Management

As at October 31
(millions of US$)


1,250
1,000
750
500
250
0
Individuals
Institutions
National Bank
216
482
588
837
1,250
2000
2001
2002
2003
2004

Also of note is the strategic alliance between Louis Dreyfus Corporation and National Bank to provide value-added products and services to the natural gas market in Canada. Louis Dreyfus will participate with the Bank in developing and providing innovative products, services and risk management to Canadian natural gas producers, aggregators and consumers. The alliance will couple Louis Dreyfus' physical energy delivery, merchandising and asset optimization capabilities with the Bank's proven expertise in derivatives and financial structuring.

In all, the Financial Markets segment has some 30 profit centres, reflecting the diversity of its operations. The purpose of this diversification is twofold: to maintain leading-edge expertise in the various markets and product areas, and to minimize the capital needed by diversifying product and market risks to the Bank's advantage. As financial markets offer different opportunities depending on the stage of the economic cycle and the specific features of each instrument, the results generated by each particular revenue stream can vary quite widely. The management style used by the Bank allows it to seize these opportunities as they arise, to allocate capital accordingly and thereby minimize the overall volatility of results despite the volatility inherent in each market.

By actively managing the capital allocated to the various trading desks and closely monitoring risks and positions, we can take full advantage of market upswings and quickly withdraw during market downturns. In this way, we keep the volatility of results asymmetrical, with occasional peaks in an otherwise steady continuum of positive results, a significant portion of which comes from third-party transactions with minimal risk for the Bank. The key is to apply the latest expertise to complex markets in such a way as to take quick preventive action in the event of losses, while allowing gains to accrue.

Results

With all the factors that determine profitability aligned in the same direction in 2004, net income in the Financial Markets segment climbed 14% year over year, to $250 million. Segment revenues, at $987 million, were up $56 million, or 6%. Gains on securities and corporate financing revenues were offset in part by the decline in trading revenues. Operating expenses were $541 million, compared to $527 million in 2003. Variable remuneration expenses increased $19 million. However, savings were achieved by streamlining certain non-profitable activities. The efficiency ratio improved, from 56.6% in 2003 to 54.8% in 2004. Overall, the Bank's varied and diversified operations within the financial markets continue to make a significant contribution to its growth and outstanding profitability.

Segment Results – Financial Markets

Year ended October 31
(taxable equivalent basis)[1]
(millions of dollars)

	2004	2003	Change %
Net interest income	256	186	38
Other income	731	745	(2)
Total revenues	987	931	6
Operating expenses	541	527	3
Contribution	446	404	10
Provision for credit losses	52	63	(17)
Income before income taxes	394	341	16
Income taxes	144	122	18
Net income	250	219	14
Average assets	42,364	37,819	12
Risk-weighted assets	14,600	16,020	(9)
Average deposits	18,254	17,459	5
Net impaired loans	49	107	(54)
Efficiency ratio	54.8%	56.6%	

(1) See "Financial Reporting Method" on page 14.

opportunities

FINANCIAL MARKETS

Challenges and Strategies

CHALLENGE:
Contend with the economic and geopolitical uncertainty reflected in lacklustre financial markets

To offset the weak demand for financing in the corporate sector owing to high levels of cash resources and investor resistance in the context of low potential returns, the Bank continues to carve out more dynamic niches such as merger and acquisition advisory services and the transformation of businesses into income trusts. It will continue to develop new activities, especially in financial derivatives and commodities. The increased cross-fertilization between financial markets and individual and SME clients through instruments such as structured products and alternative management strategies enables us to expand our revenue base by taking advantage of all competencies. The tighter grouping of brokerage and Treasury operations will produce greater revenue and cost synergies. Given the strong demand for absolute return products, i.e., products whose primary risk elements are covered so that they are not likely to generate negative returns, the Bank intends to remain a leader in their development and marketing.

CHALLENGE:
Strengthen the Bank's positioning as a leading securities broker in Canada

Our success in the past few years shows that the Bank has made great strides in strengthening its positioning as a broker. To sustain this trend, we will continue to excel in providing quality services, innovating and recruiting talented people by offering an environment where an entrepreneurial spirit is valued. By adding competencies, a process favoured by our unconditional commitment to ensuring a strong presence in capital markets, we also intend to broaden the fields of expertise and territorial coverage of our Canadian operations, building on our recent inroads into Western Canada. In addition, the Bank will continue to leverage its ability to distribute financial products to individuals and institutions.

CHALLENGE:
Continue to achieve relatively stable income growth

In recent years, the Financial Markets segment has consistently posted fairly stable results given the volatility inherent in these markets, and major negative surprises have been avoided. These conditions are essential in order for Financial Markets operations to be justly recognized as core competencies that the Bank can rely on year after year. These results were achieved through a voluntary diversification of activities and effective risk control. This cautious diversification approach will be maintained with the goal of not only fuelling growth in an uncertain market but also tempering its volatility.

Financial Markets Segment Activities

Institutional and Corporate Financing

Corporate and investment banking

Description
Offer private and public corporations a comprehensive range of banking services, merger and acquisition advisory services and debt and equity financing.

Positioning
- Ranked among the top players in Canada
- Main business bank among corporations and governments in Quebec
- Second highest participation rate among syndicates for new share issues in 2004

Fixed income

Description
Manage and distribute new issues and actively participate in Canada's secondary bond market and the money market through offices in Montreal, Toronto, Vancouver, New York and London.

Positioning
- One of the key players in Canada
- *Ranked first for municipal bonds*
- Ranked first for provincial bonds

Institutional equities

Description
Distribute new issues and actively trade in the secondary equities market for institutional investors.

Positioning
- Recognized for the quality of its sales and trading teams

Market making

Description
Participate directly and actively in the secondary equities and derivatives markets on Canadian exchanges.

Positioning
- Largest market maker in Canada
- Dominates the Montréal Exchange derivatives market

Research

Description
Track changes in markets, industries and businesses with a view to formulating investment strategies, supporting income producers and guiding institutional and individual investors.

Positioning
- Named one of the best research teams in Canada for the quality of its research and investment ideas by Brendan Wood:
  - Garnered first place for a second consecutive year for client contact
  - Ranked second for research quality
  - Ten analysts among the top three for their industry

Treasury Activities

Currency operations

Description
Trade on the currency markets on behalf of clients and the Bank.

Positioning
- Target Quebec corporate clients
- One of the dominant players on the currency options market

Financing for the Bank

Description
Ensure the Bank's liquidity position and obtain diversified, fluid, low-cost financing for the Bank's operations in capital markets and with other banks.

Positioning
- Offices in New York and London
- Business dealings with 50 to 100 of the largest international banks on a daily basis

Asset/liability matching

Description
Manage the interest rate and liquidity risks inherent in personal and commercial banking operations.

Positioning
- Among the best practices in Canada

Portfolio management

Description
Manage the Bank's investments in equity and fixed-income portfolios and specialized portfolios such as alternative management, high-yield bonds, private equity and venture capital.

Positioning
- One of Canada's pioneers in alternative management on its own behalf and for Bank clients
- Highly profitable venture capital operation via an indirect investment in EdgeStone Capital
- Use of outside managers in order to diversify management styles and stabilize returns

Other activities

Description
Play a significant role in financial markets through various specialized operations.

Positioning
- Equity, credit and commodity (energy and forest product) derivatives, fund manager financing
- Defined, controlled and diversified risk taking

OTHER

The "Other" heading presents data on securitization operations, gains on the sale of activities and non-recurring items such as the revaluation of investments. It includes revenues and expenses that are not allocated to any one specific segment. Net interest income was negative because it included interest paid to third parties on securitization operations, whereas a gain at the time of the transaction and subsequent management fees were posted to other income.

Segment Results – Other

Year ended October 31
(taxable equivalent basis)[1]
(millions of dollars)

	2004	2003
Net interest income	**(193)**	(159)
Other income	**165**	152
Total revenues	**(28)**	(7)
Operating expenses	**59**	42
Contribution	**(87)**	(49)
Provision for credit losses	**(102)**	(41)
Income before income taxes	**15**	(8)
Income taxes	**9**	4
Non-controlling interest	**24**	23
Net income	**(18)**	(35)
Average assets	**(5,070)**	(5,493)
Risk-weighted assets	**(1,338)**	(1,840)
Average deposits	**(486)**	(426)
Net impaired loans	**(350)**	(402)

(1) See "Financial Reporting Method" on page 14.

For fiscal 2004, the net loss for the "Other" heading was $18 million as against a net loss of $35 million in 2003. The reduction of the general allowance for credit risk added $36 million, excluding income taxes, to results in the "Other" heading for fiscal 2004.

Total revenues in 2004 were $21 million lower than in 2003 because of a decrease in securitization revenues and in surplus capital following the share repurchase programs.

At $59 million, operating expenses in 2004 were up $17 million owing to higher technological costs and an allowance taken for vacant premises.

FINANCIAL ANALYSIS

ANALYSIS OF CONSOLIDATED INCOME

Total Revenues

Total revenues for fiscal 2004, on a taxable equivalent basis[1], amounted to $3,657 million, up $198 million or 6%. As in fiscal 2003, other income accounted for approximately 60% of total revenues.

Year ended October 31 (taxable equivalent basis)[1] (millions of dollars)	2004	2003	Change %
Net interest income			
Personal and Commercial	1,289	1,248	3
Wealth Management	93	91	2
Financial Markets	256	186	38
Other	(193)	(159)	(21)
	1,445	1,366	6
Other income	2,212	2,093	6
Total revenues	3,657	3,459	6
Other income as a % of total revenues	61%	61%	
Average assets	78,672	71,810	
Spread	1.84%	1.90%	

Net interest income

For fiscal 2004, net interest income, on a taxable equivalent basis[1], was $1,445 million, versus $1,366 million in the previous year, an increase of $79 million or 6%. The Personal and Commercial segment recorded net interest income of $1,289 million, a 3% increase, primarily driven by the $1.9 billion, or 5%, expansion in loan volumes, especially consumer loans under partnership programs. The spread decreased by five basis points to 3.18% in 2004 compared to 3.23% in 2003. Once again, the prevailing low interest rate environment narrowed the spread on transaction deposits. This reduction was offset by an improvement in the spread on credit card advances and mortgage loans. In the Financial Markets segment, net interest income jumped $70 million or 38%. This increase was related to trading activities and must be included with the trading revenues presented as other income. For the "Other" heading, net interest income declined $34 million, of which about two-thirds was due to the normal course issuer bids for the repurchase of shares, which reduced residual capital.

Other income

Totalling $2,212 million in 2004, other income, on a taxable equivalent basis[1], was up 6% over the previous year. There was strong growth in financial market fees and gains on investment account securities, although these gains were offset by lower revenues from trading activities.

Year ended October 31 (taxable equivalent basis)[1] (millions of dollars)	2004	2003	Change %
Financial market fees	633	544	16
Trading revenues	234	381	(39)
Gains on investment account securities	102	8	-
Lending and deposit fees	552	508	9
Securitization revenues	180	204	(12)
Trust services and mutual funds	244	210	16
Foreign exchange revenues	72	66	9
Other	195	172	13
Other income	2,212	2,093	6
Trading revenues			
Net interest income	37	(41)	
Other income	234	381	
	271	340	(20)

Financial market fees climbed $89 million, or 16%, to $633 million, representing close to 30% of other income in 2004, compared to one-quarter in 2003. More active trading by individual investors accounted for 40% of this growth, with the balance generated by the Bank's involvement in major corporate financing arrangements.

Taking into account the portion recorded as net interest income, trading revenues amounted to $271 million, down $69 million from fiscal 2003. The decline is due to trading in fixed-income securities, foreign exchange contracts and commodities. However, gains on investment account securities more than offset the slimmer trading revenues. These gains, primarily gains from merchant banking, represented $102 million in 2004, compared to $8 million in 2003.

Lending fees, card service revenues and deposit service charges grew by $44 million, or 9%, in 2004 to $552 million. Other income includes an amount of $25 million attributable to the change in accounting treatment of mortgage loan prepayment penalties. Prior to November 1, 2003, these penalties were amortized over the term of the renegotiated mortgage loan. Since November 1, 2003, they have been recognized in income when collected.

(1) See "Financial Reporting Method" on page 14.

At $180 million, securitization revenues for the year were down $24 million, or 12%, principally owing to lower securitized loan volumes, the termination of certain programs and rising interest rates towards the end of the year, which reduced gains on the sale of the underlying assets.

Strong sales efforts and a return to the stock market by investors were behind the $34 million, or 16%, rise in trust service and mutual fund revenues.

Exchange rate volatility, as evidenced by the substantial appreciation of the Canadian dollar against the US greenback during the year, pushed up foreign exchange revenues by $6 million.

Growth in portfolio management revenues accounted for $9 million of the total increase under the "Other" heading.

Operating Expenses

Operating expenses for fiscal 2004 were $2,392 million, as against $2,257 million in 2003, an increase of $135 million or 6%. However, the efficiency ratio was stable at 65.3% in 2003, compared to 65.4% for the year ended October 31, 2004.

Year ended October 31 (millions of dollars)	2004	2003	Change %
Salaries and staff benefits	1,359	1,287	6
Occupancy costs, computers and equipment	534	504	6
Professional fees	118	112	5
Other expenses	381	354	8
Operating expenses	2,392	2,257	6
Efficiency ratio	65.4%	65.3%	

Salaries and staff benefits totalled $1,359 million for fiscal 2004, up 6% over the previous year. This heading represents 57% of total operating expenses, a level similar to 2003. Variable compensation at National Bank Financial accounted for $67 million of the $72 million total increase. The annual salary increase and the constantly rising cost of staff benefits were largely offset by lower variable remuneration at Treasury and savings from measures implemented to exit unprofitable business lines.

Occupancy, computer and equipment costs, amounting to $534 million in 2004, were up 6% over the previous year, mainly as a result of IT costs, which increased by $22 million. Along with the $6 million, or 5%, rise in professional fees, totalling $28 million in 2004, these increases can be traced to various initiatives to improve client service and develop new markets.

Finally, at $381 million in 2004, other expenses were $27 million higher than in 2003. Nearly 45% of the increase was due to expenses for product promotion and client loyalty programs.

Provision for Credit Losses

During the year, the Bank reduced its provision for credit losses by half, to $86 million, compared to $177 million in 2003. Approximately 60% of this reduction was attributable to the reversal of $55 million from the general allowance for credit risk. Nevertheless, the general allowance was $350 million as at October 31, 2004, or 0.86% of risk-weighted assets. At year-end 2003, the general allowance was $405 million and represented 1.01% of risk-weighted assets.

Year ended October 31 (millions of dollars)	2004	2003	Change %
Individuals	31	47	(34)
Commercial and real estate	58	67	(13)
Corporate	52	64	(19)
Other	-	(1)	-
Specific allowances for credit losses	141	177	(20)
General allowance for credit risk	(55)	-	-
Provision for credit losses	86	177	(51)
Specific allowances as a % of average loans and acceptances	0.34%	0.45%	

The specific allowances for credit losses were reduced by 20%, to $141 million for fiscal 2004, versus $177 million for the 2003 fiscal year. Credit losses were down across the board in 2004. The most significant drop was in loans to individuals, with credit losses falling by $16 million, or 34%, to $31 million. Commercial and real estate credit losses declined 13%, to $58 million, and corporate credit losses shrank by $12 million, or 19%, to $52 million. Overall, the specific allowance for private risk loans, expressed as a percentage of average loans and acceptances, was 0.34% in 2004, as against 0.45% in 2003. The ratio in 2004 was the best it had been in 15 years.

Income Taxes

Note 16 to the consolidated financial statements on page 114 details the Bank's income taxes. For fiscal 2004, income taxes were $318 million, for an effective tax rate of 30%, the same as in 2003.

ANALYSIS OF FOURTH-QUARTER CONSOLIDATED INCOME

For the fourth quarter ended October 31, 2004, the Bank reported net income of $192 million, or earnings per share of $1.11, compared to net income of $158 million, or earnings per share of $0.87, for the corresponding quarter one year earlier. Net income climbed $34 million, or 22%, while earnings per share were up $0.24 or 28%.

During the quarter, the Bank reversed $35 million of its general allowance for credit risk, which increased earnings per share for the quarter by $0.13. Furthermore, the specific allowances for credit losses were $27 million for the quarter, compared to $50 million for the fourth quarter of 2003. This reduction added $0.09 to earnings per share for the fourth quarter of 2004 compared to the corresponding quarter of 2003.

Total revenues for the quarter, on a taxable equivalent basis[1], stood at $932 million versus $934 million in the year-earlier period. Trading revenues, which were particularly high in the fourth quarter of 2003, were down $55 million. This decline was offset by gains on investment account securities.

Operating expenses for the quarter totalled $625 million, compared to $623 million for the same quarter of 2003. Variable compensation related to trading activities, which were down during the quarter, explains the modest increase in operating expenses.

(1) See "Financial Reporting Method" on page 14.

ANALYSIS OF CONSOLIDATED CASH FLOWS

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed, especially in trading activities which impact several assets and liabilities such as trading account securities, securities sold short and securities sold under repurchase agreements.

Year ended October 31 (millions of dollars)	2004	2003
Cash flows from:		
Operating activities	282	(4,711)
Financing activities	2,587	6,473
Investing activities	(4,139)	(1,579)
Increase (decrease) in cash and cash equivalents	(1,270)	183
Cash and cash equivalents at beginning	7,047	6,864
Cash and cash equivalents at end	5,777	7,047

Cash and cash equivalents were down $1.3 billion for the 2004 fiscal year, after having increased $183 million in the preceding year. As at October 31, 2004, cash and cash equivalents totalled $5.8 billion, compared to $7.0 billion one year earlier.

As in 2003, changes in trading account securities resulted in significant movement in cash flows from operating activities, which rose approximately $5 billion. Trading account securities actually grew by only $1.4 billion in 2004, compared to $6 billion in 2003.

Cash flows from financing activities represented cash inflows of $2.6 billion in fiscal 2004, whereas in 2003 they were up $6.5 billion. The improvement in 2004 was essentially due to higher deposits ($2 billion) and securities sold short ($1.7 billion). One year earlier, the increase stemmed from securities sold short and securities sold under repurchase agreements.

Finally, investing activities in 2004 required $4.1 billion in cash flows, primarily due to the increase in loans, whereas in 2003, $1.6 billion had been invested chiefly because of securities purchased under reverse repurchase agreements.

ANALYSIS OF CONSOLIDATED BALANCE SHEET

The Bank's total assets rose $3.9 billion, or 5%, to $88.8 billion as at October 31, 2004, compared to $84.9 billion as at year-end 2003.

Cash Resources

Cash resources, comprised primarily of deposits with financial institutions, totalled $5.8 billion as at October 31, 2004, compared to $7 billion a year earlier, down 17%. A description of the Bank's liquidity management practices is presented on page 65 of the Annual Report.

As at October 31 *(billions of dollars)*	2004	2003	Change %
Assets			
Cash resources	5.8	7.0	(17)
Securities	32.5	30.1	8
Loans	41.5	38.4	8
Acceptances	3.1	3.3	(6)
Other	5.9	6.1	(3)
	88.8	84.9	5
Liabilities and shareholders' equity			
Deposits	53.4	51.5	4
Acceptances	3.1	3.3	(6)
Other	26.3	24.1	9
Subordinated debentures	1.4	1.5	(7)
Non-controlling interest	0.4	0.4	-
Shareholders' equity	4.2	4.1	2
	88.8	84.9	5

Securities

Securities amounted to $32.5 billion as at October 31, 2004, or 37% of total assets, for a year-over-year increase of $2.4 billion, or 8%. Investment account securities, i.e., those generally held long term, totalled $7.4 billion as at October 31, 2004, up $400 million, or 6%, since the previous fiscal year-end. Trading account securities advanced by $1.4 billion, or 7%, over the previous year. The Bank ensures that its trading activities are diversified in order to capitalize on the potential of specialized niches. The Bank's market risk management policies are described on page 63 of the Annual Report. Finally, securities purchased under reverse repurchase agreements stood at $4.5 billion as at October 31, 2004, up $500 million.

Loans and Acceptances

Accounting for half of total assets, loans and acceptances were up substantially by $2.9 billion, or 7%, to $44.6 billion as at October 31, 2004.

Residential mortgage loans grew 11%, to total $15.5 billion as at October 31, 2004, compared to $14.0 billion as at October 31, 2003, an increase of $1.5 billion. This growth was sustained by a strong performance from the residential real estate market, especially in the primary market served by the Bank.

Personal loans and credit card receivables totalled $7.8 billion at the end of fiscal 2004, compared to $6.1 billion a year earlier, an increase of 28%. Credit card receivables, at $1.7 billion before securitization, were up 13% over October 31, 2003, and consumer loans, at $7.5 billion before securitization, were ahead 19% from the previous year. This strong growth was partially due to the volumes generated by the various partnership agreements recently entered into by the Bank. As at October 31, 2004, the Bank had securitized $1.4 billion of personal loans and credit card receivables, as against $1.8 billion as at October 31, 2003.

Totalling $18.2 billion as at October 31, 2004, loans to businesses and government were relatively stable compared to fiscal 2003. As was the case last year, small and medium-sized businesses cut back sharply on their borrowing. As for corporate financing transactions, most new volumes were syndicated with other financial institutions. Table 10 on page 75 shows that business loans are well diversified by industry type. The breakdown of loans by industry is substantially unchanged, except for manufacturing loans, which accounted for 5.9% of all loans as at September 30, 2004, compared to 8.5% in 2003.

Net impaired loans

Net of specific and general allowances, impaired loans were negative $190 million as at October 31, 2004, compared to a negative balance of $154 million as at October 31, 2003, a 23% improvement.

As at October 31 *(millions of dollars)*	2004	2003	Change %
Individuals	16	16	-
Commercial and real estate	95	125	(24)
Corporate	49	107	(54)
Other	-	3	-
Net impaired loans	160	251	(36)
General allowance	(350)	(405)	14
Impaired loans, net of specific and general allowances	(190)	(154)	(23)

Gross private impaired loans totalled $388 million as at October 31, 2004, versus $454 million as at October 31, 2003, a decrease of $66 million, or 15%. These loans represented 11% of tangible capital and provisions, compared to 13% a year earlier. Net of specific allowances, impaired loans were down 36% year over year to $160 million.

Net impaired corporate loans experienced the deepest drop, falling by 54% to $49 million as at October 31, 2004. Net impaired commercial and real estate loans were down $30 million, which is one-quarter less than at the end of the previous year. Finally, impaired loans to individuals stood at only $16 million at fiscal year-end.

A detailed description of the Bank's risk management practices is presented on page 61 of the Annual Report.

Other Assets

As at October 31, 2004, other assets amounted to $5.9 billion, compared to $6.1 billion as at the corresponding date in 2003.

Deposits

Deposits, which totalled $53.4 billion as at October 31, 2004, were up 4% over the preceding year. Personal deposits, at $23.4 billion, as presented in Table 6 on page 72 of the Annual Report, represented 44% of total deposits. This is relatively stable compared to year-end 2003. A breakdown of total personal savings appears on page 53 of the Annual Report.

Commercial deposits decreased 3% compared to October 31, 2003, to $15.1 billion. Purchased funds grew $2.3 billion to $15 billion as at year-end 2004.

Other Liabilities

Comprised mainly of obligations related to securities sold short and securities sold under repurchase agreements, other liabilities climbed $2.2 billion from October 31, 2003, to $26.3 billion as at October 31, 2004. Changes in this heading are generally attributable to trading activities.

Subordinated Debentures and Non-Controlling Interest

Subordinated debentures were down $108 million from October 31, 2003, to $1.4 billion at the end of fiscal 2004. Two debentures matured during the year for a total of $79 million. The appreciation of the Canadian dollar accounted for the remainder of the year-over-year change.

Non-controlling interest is composed primarily of US $300 million (CDN $365 million) preferred shares issued by a wholly owned subsidiary of the Bank.

Shareholders' Equity

As at October 31, 2004, shareholders' equity totalled $4.2 billion, the same level as in 2003. The Consolidated Statement of Changes in Shareholders' Equity, which appears on page 88 of the Annual Report, details the components of shareholders' equity.

During fiscal 2004, the Bank repurchased 8.7 million of its common shares under a normal course issuer bid at a cost of $382 million, $80 million of which was applied against capital stock and $302 million allocated to retained earnings.

As at October 31, 2004, the Bank had 167.4 million shares outstanding, compared to 174.6 million a year earlier. In addition, two series of preferred shares were trading: 7 million Series 13 shares with a par value of $175 million and 8 million Series 15 shares with a par value of $200 million. There has been no change in preferred shares since October 31, 2003.

Regulatory Capital

The Tier 1 and total regulatory capital ratios calculated according to the standards of the Bank for International Settlements and the Superintendent of Financial Institutions Canada were 9.6% and 13.0% respectively as at October 31, 2004, versus 9.6% and 13.4% as at October 31, 2003. Because of weak growth in commercial loans during the 2004 fiscal year, risk-weighted assets varied little during 2004. Furthermore, the increase in regulatory capital attributable to available net income for the year was offset in large part by the common share repurchase program.

Contractual Obligations

(millions of dollars)

	Less than 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total
Long-term financing	–	2,052	671	650	3,373
Subordinated debentures	–	–	–	1,408	1,408
Obligations under operating leases	105	180	144	422	851
Purchase obligations	192	362	334	390	1,278
Total	297	2,594	1,149	2,870	6,910

Capital management standards and procedures are explained in more detail on page 67 of the Annual Report.

Related Party Transactions

The Bank grants loans to its directors and officers under various conditions. The balance of loans granted amounted to:

(millions of dollars)

	2004	2003
Mortgage loans	3	2
Other loans	71	83

Since January 1, 2003, loans to eligible officers have been granted under the same conditions as those applicable to loans granted to any other employee of the Bank. The principal conditions are as follows: the employee must meet the same credit requirements as a client; mortgage loans are granted at the market rate less 2%; personal loans and credit card advances bear interest at the client rate divided by 2; and personal lines of credit bear interest at the Canadian prime rate less 3%, but never lower than Canadian prime divided by 2.

For personal loans, credit card advances and personal lines of credit, employees may not borrow more than 50% of their annual salary at the reduced rate. The Canadian prime rate is applied to the remainder.

Loans granted to officers before January 1, 2003 are administered according to the conditions previously in effect, for a transitional period ending December 31, 2005. These conditions are as follows: loans to directors are granted under market conditions for similar risks; residential mortgage loans to officers are granted at the market rate divided by 3 for the first $50,000 and at the lower of the market rate divided by 3 and the market rate less 5% for the remainder; and other loans granted to officers, mainly personal lines of credit, bear interest at the prime rate divided by 2 for the first $10,000 to $20,000 and at the lower of prime less 3% and prime divided by 2 for the remainder, to an aggregate maximum of 50% of the officer's annual salary.

ANALYSIS OF OFF-BALANCE SHEET ITEMS AND ARRANGEMENTS

In addition to the assets and liabilities that appear on the balance sheet, the Bank manages assets for its clients that are not recorded on the balance sheet. These off-balance sheet items include derivatives and other instruments for the purpose of risk management and efficient use of capital.

Assets Under Administration and Assets Under Management

Table 9 on page 75 of the Annual Report shows assets under administration and management. As at October 31, 2004, total assets under administration and management amounted to $181 billion, for a one-year increase of $26 billion, or 17%.

Client assets administered by the brokerage subsidiary National Bank Financial posted the largest gains, accounting for $12 billion of the $26 billion growth. Assets under administration at National Bank Trust surged $9 billion, or 22%, while assets managed by Natcan Investment Management were up $3 billion or 14%. Improved performance by stock markets helped fuel the increase in assets under administration or management.

At the end of fiscal 2004, personal savings administered by the Bank were up $5.8 billion to $81.1 billion. The assets of National Bank Financial clients accounted for almost half of these savings and bank deposits, 30%.

As at October 31
(billions of dollars)

	2004	2003	Change %
Deposits	23.7	23.5	1
Full-service brokerage	38.8	35.8	8
Mutual funds	9.0	7.8	15
Online brokerage	6.7	6.2	8
Other	2.9	2.0	45
Total personal savings	81.1	75.3	8

In monetary terms, the strongest gains were in savings administered by National Bank Financial, which were ahead $3 billion, or 8%, more than half of the total growth in personal savings. Successful mutual fund sales efforts resulted in 15% growth for a total of $9 billion in assets under administration. The $900 million increase in savings at Private Investment Management explains the 45% rise in the "Other" heading.

Special Purpose Entities

The Bank uses special purpose entities principally to securitize financial assets in order to obtain funding, reduce credit risk and manage capital. From time to time, the Bank acts as an intermediary for clients who want to use special purpose entities to securitize their financial assets.

National Bank's securitization programs

Securitization involves selling receivables to a trust, which funds the purchase by issuing term bonds or commercial paper. Sales of receivables are most often accompanied by a credit enhancement, so that the bonds or commercial paper benefit from higher credit ratings. This enhancement takes the form of first loss protection at the expense of the party selling the receivables, and second loss protection assumed by a third party. First loss protection is usually composed of two elements: the excess interest, i.e., the difference between the interest received on the receivables and the interest due to investors plus expenses related to the securitization program in question, and an escrow account deposit. Second loss protection may be assumed directly by a loan guarantor or indirectly by a subordinate class.

Securitization programs often feature interest exchange agreements and liquidity guarantee arrangements in order to guarantee, respectively, interest payments and payment of principal to investors. It should be noted that in Canada, liquidity guarantees, which are always an integral part of commercial paper programs, do not offer protection against credit risk for the underlying receivables; these liquidity guarantees can be invoked only if, following a disruption of financial markets, the trust that issued the commercial paper cannot meet principal maturities through new commercial paper issues. The seller of the receivables is frequently also the servicer.

Securitization of National Bank financial assets

National Bank has set up four securitization programs for its own assets: Canadian Credit Card Trust, VISION Trust, MOTION Trust and DPL Trust. These trusts are qualifying special purpose entities under the terms of CICA Accounting Guideline No. 12 "Transfers of Receivables" and are thus expressly exempt from consolidation under CICA Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15), which will apply to the Bank as of November 1, 2004. The Bank also participates in two CMHC securitization programs: NHA Mortgage-Backed Securities and Canada Mortgage Bonds. These programs are tools for managing liquidity, capital and risk.

In all the securitization programs for its own assets, National Bank acts as the servicer of the receivables sold and, if necessary, also provides first loss protection. Furthermore, it administers the securitization programs and ensures that all related procedures are stringently followed and that investors are paid according to the provisions of these programs. Depending on the program, the Bank may also be asked to act as counterparty in interest exchange agreements and liquidity guarantee arrangements.

A detailed description of the asset securitization programs of National Bank is given below.

Securitization of credit card receivables

As at October 31, 2004, National Bank had sold to Canadian Credit Card Trust (CCCT) a credit card receivables portfolio representing $1.5 billion of receivables outstanding of which $0.9 billion was financed by the issue of two certificates sold to third parties and $0.6 billion through the participation of National Bank.

National Bank provides first loss protection, which is composed of two elements: the excess interest and an escrow account deposit, which is currently 0.5% of the amount of the certificates issued by CCCT, i.e., $4.5 million. Second loss protection in this instance takes the form of a guarantee offered by a third party and corresponds to 5% of the amount of the certificates, or $45 million. This securitization program does not feature interest exchange agreements or liquidity guarantee arrangements.

Securitization of uninsured mortgage loans on residential properties with five or more units

The Bank has securitized a portfolio of uninsured mortgage loans on residential properties with five or more units. This commercial paper program, VISION Trust, represented outstandings of $293 million as at October 31, 2004. First loss protection, which is provided by National Bank, consists of the excess interest (1.05% of commercial paper outstanding) and an escrow account deposit (2% of the initial amount). Second loss protection is provided by a subordinated class, in the amount of $26 million, sold to third parties.

This program features a liquidity guarantee arrangement and an interest exchange agreement for which National Bank assumes 75% and 100% respectively of the inherent risks.

Securitization of consumer loans

National Bank has set up two securitization programs for its consumer loans: MOTION Trust and DPL Trust. Under the provisions of the deed of sale signed with MOTION Trust, the Bank terminated the program in March 2004 when outstanding loans totalled less than 10% of the portfolio originally sold. The DPL program amounted to $515 million as at October 31, 2004.

The three series of certificates issued by DPL Trust are backed by a portfolio of direct consumer loans. For each senior certificate in a given series, there is a junior certificate subordinate to it that represents 3% of the senior certificate. The excess interest represents 3% and the escrow account, 6%. An interest exchange agreement assumed by National Bank completes the program.

NHA Mortgage-Backed Securities and Canada Mortgage Bond programs
The Bank participates in the NHA Mortgage-Backed Securities (NHA-MBS) Program and, since its inception in June 2001, has participated in the Canada Mortgage Bond (CMB) Program. Under the CMB Program, lenders sell NHA securities to Canada Housing Trust (CHT), which finances the purchase through the issue of mortgage bonds guaranteed by Canada Mortgage and Housing Corporation (CMHC). Moreover, these mortgage bonds feature an interest exchange agreement under which a CMHC-certified counterparty pays CHT the interest due to investors and receives the interest on the NHA securities.

As at October 31, 2004, the outstanding amount of NHA mortgage-backed securities issued by National Bank and sold to third parties was $3.3 billion. Furthermore, the Bank is the counterparty for the interest exchange agreements on the NHA securities sold to CHT, which are made up of mortgage loans granted by National Bank.

The NHA-MBS Program and the CMB Program do not use liquidity guarantee arrangements. In accordance with the NHA-MBS Program, National Bank advances the funds required to cover late payments and eventually obtains reimbursement from CMHC or GE Capital, depending on which entity insured the loan in default.

Impact of securitization programs on regulatory capital ratios
Since NHA mortgages have a weighting factor of 0% and substantially all of the NHA securities issued by the Bank are backed by CMHC-insured mortgages, the sale of NHA mortgage-backed securities issued by the Bank has no significant impact on the Bank's risk-weighted assets and, consequently, on regulatory capital ratios. However, the CCCT, VISION Trust and DPL Trust programs have an impact on the Bank's capital ratios, since the underlying assets have a weighting factor of 100%.

Securitization of third-party financial assets
The Bank periodically acts as an intermediary to assist its clients in utilizing special purpose entities (SPEs) to achieve access to capital market funding, minimize credit risk and manage capital. The SPEs used are considered multi-seller asset-backed commercial paper conduits.

The multi-seller SPEs purchase or fund various financial assets from clients and finance themselves through the issuance of highly rated asset-backed commercial paper. The Bank's clients continue to manage the financial assets funded by the SPEs and generally provide some form of first loss protection. The Bank's primary role with respect to these multi-seller SPEs is to act as administrative agent or financial services agent. As financial services agent, the Bank provides transaction structuring and conduit administrative services. The Bank does not provide any credit protection to the SPEs; it does, however, provide some of the required market disruption liquidity facilities and act as principal placement agent for the commercial paper issued. The Bank is paid market rates for the provision of these services.

The Bank does not have any ownership position in these SPEs and, under current accounting guidelines, is not required to consolidate the SPEs into the accounts of the Bank. CICA Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15), which will apply to the SPEs used by the Bank, will take effect on November 1, 2004. As at October 31, 2004, these SPEs have been structured to ensure that they will continue to not be consolidated on the Bank's consolidated financial statements, in accordance with AcG-15.

As at October 31, 2004, the total assets funded by these SPEs was $2.3 billion.

Derivative Financial Instruments

The Bank offers various types of derivatives to accommodate the needs of its clients in managing their risk exposure and investment and trading activities. It also uses derivatives in its own risk management and trading activities.

All derivatives, except those held for non-trading purposes and which qualify for hedge accounting, are recorded on the balance sheet at fair value. Although derivative transactions are calculated based on notional principal amounts because they serve as a reference for calculating payments, they are not presented on the balance sheet and do not reflect the credit risk related to derivative financial instruments.

The total notional principal amount of the Bank's derivative products was $292 billion as at October 31, 2004, compared to $285 billion as at year-end 2003. The fair value of assets related to derivative financial instruments held for trading and non-trading purposes totalled $2,735 million and $403 million, compared to $2,560 million and $592 million respectively as at October 31, 2003, while the fair value of liabilities related to derivative financial instruments held for trading and non-trading purposes totalled $2,386 million and $234 million, compared to $2,327 million and $372 million respectively as at October 31, 2003. Changes in the fair value of derivative financial instruments held for trading and non-trading purposes which do not qualify for hedge accounting are recognized in "Other income."

Note 1 and Note 19 to the consolidated financial statements, presented on page 90 and pages 118 to 122 respectively, provide additional details on the types of derivative products and their accounting basis.

Guarantees

In the normal course of business, the Bank enters into guarantee agreements that satisfy the definition in CICA Accounting

Guideline No. 14 "Disclosure of Guarantees" (AcG-14). The principal types of guarantees are letters of guarantee, liquidity facilities under asset-based commercial paper conduit programs further to securitization transactions, and certain derivative financial instruments and indemnification agreements. Note 18 to the consolidated financial statements on pages 115 to 118 provides detailed information on these guarantees, including the amounts presented in the Consolidated Balance Sheet related to these activities and the maximum payments the Bank could be required to make under these commitments.

Credit-Related Agreements

In the normal course of business, the Bank enters into various off-balance sheet credit commitments. The credit instruments used to meet the financing needs of Bank clients represent the maximum amount of additional credit the Bank could be obligated to extend if the commitments were fully drawn. Note 18 to the consolidated financial statements on pages 117 and 118 contains more information on these off-balance sheet credit instruments.

CRITICAL ACCOUNTING ESTIMATES

A summary of the significant accounting policies used by the Bank is presented in Note 1 and Note 2 to the consolidated financial statements on pages 90 to 97 of the Annual Report. Certain of these accounting policies are considered critical because they are important to the presentation of the Bank's financial condition and operating results and require difficult, subjective and complex judgments and estimates because they relate to matters that are inherently uncertain. Any change in these judgments and estimates could have a material impact on the consolidated financial statements of the Bank. Following are the Bank's critical accounting policies.

Allowance for Credit Losses

The allowance for credit losses reflects Management's best estimate, as at the balance sheet date, of probable credit-related losses related to on- and off-balance sheet financial instruments, primarily loans, deposits with other banks, loan substitute securities, derivative products, acceptances and other indirect credit commitments such as letters of credit and letters of guarantee. Management reviews portfolio credit quality on an ongoing basis to ensure the adequacy of the allowance for credit losses.

In assessing the adequacy of the allowance for credit losses, Management must use its judgment in establishing reasonable assumptions and subjective and significant estimates concerning the probability of default, probable losses in the event of default, the amount at risk in the event of default, the amount and dates of future cash flows, the value of the underlying security, and realization costs. Any changes in these estimates and assumptions, as well as the use of different, but equally reasonable, estimates and assumptions may have an impact on the allowance for credit losses and, consequently, on the provision for credit losses for the year.

A detailed description of the methods used to calculate the allowance for credit losses can be found in Note 1 to the consolidated financial statements on page 90 and under "Credit risk assessment models" in the "Credit Risk" section of this report on page 63.

All operating segments, except Wealth Management, are affected by this critical accounting estimate.

Fair Value of Financial Instruments

The Bank records at fair value trading securities and derivative financial instruments other than those held for non-trading purposes and which qualify for hedge accounting. Any change in fair value is recognized in income under "Trading revenues." Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between willing parties who are under no compulsion to act, based on quoted market prices. If quoted market prices are not available, fair value is determined using estimates. The valuation techniques used to make these estimates incorporate current market prices, the contractual prices of the underlying instruments, the time value of money, yield curves and volatility factors. If necessary, fair value is adjusted to take market, model and credit risks into account, as well as the related costs. Because of the role of judgment in estimating fair value amounts, fair values are not necessarily comparable between financial institutions and may not be indicative of net realizable value. Further information on the determination of fair value is presented in Note 19 and Note 22 to the consolidated financial statements on pages 118 and 124.

In the Consolidated Balance Sheet, the items affected by this critical accounting estimate are "Securities – Trading account," "Obligations related to securities sold short" and certain components of "Other assets" and "Other liabilities." As for the Consolidated Statement of Income, this critical accounting estimate affects "Trading revenues" in the Financial Markets segment.

Valuation of Investment Account Securities

Under Canadian GAAP, investment account equity securities are recorded at acquisition cost if the Bank does not have a significant influence, while debt securities are stated at unamortized acquisition cost. When an investment account security experiences an other-than-temporary impairment in value, its carrying value must be written down to its net realizable value. Determining whether or not

there has been an other-than-temporary impairment in value and establishing the net realizable value require judgment and estimates. Management examines the value of investment account securities on an ongoing basis in order to determine whether the securities have experienced an other-than-temporary impairment. This examination includes an analysis of the facts specific to each investment and an assessment of expected future returns.

As part of this exercise, Management assesses a variety of factors that could be indicative of an other-than-temporary impairment in value. These include the carrying value of the security being less than its market value for a prolonged period, substantial losses by the investee in the prior year or previous few years, continued losses by the investee for the previous few years, a suspension of trading for the security, liquidity and going concern problems of the investee, and fair value being less than carrying value. When Management determines that a security has experienced an other-than-temporary impairment, it must form a judgment as to the estimated net realizable value.

Any change in the judgment used to identify securities that have experienced an other-than-temporary impairment and in estimating realizable value could have an impact on the amount of losses recognized.

In the Consolidated Balance Sheet, the item affected by this accounting estimate is "Securities – Investment account." In the Consolidated Statement of Income, "Gains on investment account securities, net" could be affected for all business segments.

Securitization

Securitization is a process by which the Bank sells receivables to a trust which funds the purchase by issuing term bonds or commercial paper to investors.

Securitization operations are recorded as sales when the Bank surrenders control over the receivables sold and receives a consideration other than a beneficial interest in these assets. Additional details on the Bank's securitization operations can be found in Note 3 to the consolidated financial statements on page 98 of the Annual Report and in the section on "Special Purpose Entities," on page 54.

To calculate the gain or loss on securitization operations, the previous carrying value must be allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. Since quoted market prices are not available for retained interests, the Bank estimates fair value based on the present value of estimated discounted cash flows. The Bank therefore must use estimates and assumptions mainly for expected credit losses, prepayment rates, discount rates and the excess spread. The use of different estimates and assumptions could have a material impact on income. In this regard, Note 3 to the consolidated financial statements contains a sensitivity analysis of the current fair value of the retained interests to immediate 10% and 20% adverse changes in key assumptions. The analysis shows that a 10% change in the spread for securitized guaranteed mortgage loans would cause a $10 million reduction in retained interests, while a 20% decrease would cause a $20 million reduction. The balance of retained interests for securitized guaranteed mortgage loans was $99 million as at October 31, 2004.

This critical accounting estimate has an impact on the item "Investment account" under "Securities" in the Consolidated Balance Sheet and on the item "Securitization revenues" under the heading "Other" in the Consolidated Statement of Income for all business segments.

Goodwill and Intangible Assets

Under Canadian GAAP, goodwill and other intangible assets with an indefinite life are tested periodically for impairment to ensure that their fair value remains greater than or equal to their carrying value. The fair value of goodwill and intangible assets with indefinite lives is obtained using valuation models. These models take a number of factors into account, such as projected future cash flows and discount rates. The use of different estimates and assumptions in applying the impairment tests for goodwill and intangible assets with indefinite lives could have a material impact on income.

The Consolidated Balance Sheet items affected by this critical accounting estimate are "Goodwill" and "Intangible assets."

Any aggregate impairment loss would be recognized as operating expenses for the segment concerned and presented under the "Other" heading.

Refer to Note 8 to the consolidated financial statements on page 103 for additional information.

Pension Plans and Other Employee Future Benefits

The Bank's pension and other employee future benefit obligation as well as the related costs require the use of actuarial valuations and assumptions. The significant assumptions used to calculate these amounts include the discount rates for pension benefit and other employee future benefit obligations, the long-term rate of return on plan assets, the rate of compensation increase, mortality rates, the rate of employee turnover and changes in the cost of healthcare benefits. The use of different assumptions could have a material impact on the accrued benefit asset (liability) presented in the Consolidated Balance Sheet under "Other assets" ("Other liabilities") and on pension plan and other employee future benefit expenses presented in the Consolidated Statement of Income under "Salaries and staff benefits." All segments are affected by this critical accounting estimate. The significant actuarial assumptions (weighted average) used by the Bank are shown in the following table.

	Pension benefit plans		Other benefit plans	
	2004	2003	**2004**	2003
	%	%	**%**	%
Accrued benefit obligation as of October 31				
Discount rate	**6.25**	6.75	**6.50**	6.75
Rate of compensation increase	**4.00**	4.00	**4.00**	4.00
Defined benefit expense for years ended October 31				
Discount rate	**6.75**	7.00	**6.75**	7.00
Expected long-term rate of return on plan assets	**7.50**	7.75	**-**	-
Rate of compensation increase	**4.00**	4.25	**4.00**	3.25

For measurement purposes, a 7.7% annual rate of increase (2003: 8.3%) in the per capita cost of covered healthcare benefits was assumed for 2004. The rate was assumed to decrease gradually to 5.9% for 2008 and remain at that level thereafter.

A 1% change in the expected healthcare cost trend rate would have the following impact:

(millions of dollars)	1% increase	1% decrease
Sensitivity analysis of other benefit plans		
Impact on current service and interest cost	1	(1)
Impact on accrued benefit obligation	12	(10)

The table below shows the possible impact of changes in certain significant weighted average assumptions used to measure the accrued pension benefit obligation and related expense:

(millions of dollars)	Pension plans	
	Obligation	Expense
Impact of a 0.25% change in significant actuarial assumptions:		
Discount rate		
Decrease of 0.25%	51	6
Increase of 0.25%	(51)	(6)
Expected long-term rate of return on plan assets		
Decrease of 0.25%	-	3
Increase of 0.25%	-	(3)
Rate of compensation increase		
Decrease of 0.25%	(13)	(3)
Increase of 0.25%	13	3

The sensitivity analysis presented in the above table should be used with caution as the changes are hypothetical and the changes in each significant assumption may not be linear.

Additional information on the Bank's pension plans and other employee future benefits can be found in Note 13 to the consolidated financial statements on pages 106 to 109.

Income Taxes

The Bank formulates assumptions to estimate income tax expense as well as future income tax assets and liabilities. This process includes estimating the actual amount of income taxes payable and evaluating tax loss carry-forwards and temporary differences as a result of differences between the value of the items reported for accounting and for income tax purposes. Future income tax assets and liabilities, presented in the Consolidated Balance Sheet under "Other assets" and "Other liabilities," are calculated according to the tax rates to be applied in future periods. Previously recorded future income tax assets and liabilities must be adjusted when the expected date of the future event is revised based on current information. The Bank periodically evaluates future income tax assets for recoverability. In the Bank's opinion, based on current information, it is more likely than not that all future income tax assets will be realized prior to their expiration.

This critical accounting estimate affects the item "Income taxes" in the Consolidated Statement of Income for all business segments. For further information on income taxes, refer to Note 1 and Note 16 to the consolidated financial statements on pages 93 and 114.

Provision for Contingencies

In the normal course of business, the Bank is engaged in various legal proceedings, most of which are related to lending activities and arise when the Bank takes measures to collect delinquent loans. Recently, motions for authorization to institute class action suits were filed against various financial institutions, including the Bank, contesting, among other things, certain transaction fees. The subsidiary National Bank Financial is also engaged in various legal proceedings in the normal course of business. Most of these proceedings concern services to individual investors and may relate in particular to the suitability of investments. In Management's opinion, based on past experience, the related aggregate potential liability will not have a material impact on the Bank's financial position.

This critical accounting estimate has an impact on "Other liabilities."

CHANGES IN ACCOUNTING POLICIES

Recent Accounting Standards Adopted

Generally accepted accounting principles
On November 1, 2003, the Bank adopted the requirements of Section 1100 of the CICA Handbook, "Generally Accepted Accounting Principles." This Section establishes standards for financial reporting in accordance with generally accepted accounting principles ("GAAP") and identifies other sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The application of this standard eliminates certain practices that may have been used within a particular industry. The only material impact on the results of the Bank is that mortgage loan prepayment fees are no longer amortized. Since November 1, 2003, certain prepayment fees have been recognized in the Consolidated Statement of Income under "Lending fees" when earned. Prior to November 1, 2003, these fees were deferred and amortized to interest income over the term of the loan. An unamortized balance of mortgage loan prepayment fees, which amounted to $25 million as at October 31, 2003 ($16 million net of income taxes), was recorded during fiscal 2004 in the Consolidated Statement of Income under "Lending fees." Furthermore, following the adoption of Section 1100, net amounts receivable from financial institutions related to cheques and other items in the clearing process are presented as assets in the Consolidated Balance Sheet, while net amounts payable to individual financial institutions are presented as liabilities. As at October 31, 2003, the net balance for all financial institutions was presented as an asset in the Consolidated Balance Sheet.

Hedging relationships
On November 1, 2003, the Bank adopted CICA Accounting Guideline No. 13 "Hedging Relationships" (AcG-13). This Guideline identifies the circumstances in which hedge accounting is appropriate and discusses the identification, designation, documentation and effectiveness of hedging relationships and the discontinuance of hedge accounting, but does not cover hedge accounting techniques. Monetary or derivative financial instruments used in risk management that satisfy the conditions for hedge accounting are recorded using the hedge accounting methodology described in Note 1 to the consolidated financial statements on page 90.

When the hedging relationship ceases to be effective, hedge accounting will be discontinued prospectively, and the financial instrument will be carried at fair value on the Consolidated Balance Sheet as of the date hedge accounting was discontinued. Any subsequent changes in fair value will be recognized in "Other income" in conformity with EIC-128 "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments." Should the financial instrument once again qualify as a hedging relationship, hedge accounting will take effect again on the new date of designation.

Derivative financial instruments that do not qualify for hedge accounting under AcG-13 are carried at fair value on the Consolidated Balance Sheet as at November 1, 2003. The resulting $16 million net transitional gain is deferred and recognized in income over the remaining life of the hedged item.

Impairment of long-lived assets
Effective November 1, 2003, the Bank adopted the recommendations of CICA standard "Impairment of Long-Lived Assets," which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. This standard stipulates that an impairment loss should be recognized when the carrying value of a long-lived asset intended for use exceeds the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is to be measured as the excess of the carrying value of the asset over its fair value. The adoption of this standard had no impact on the consolidated financial statements for the fiscal year ended October 31, 2004.

Equity-linked deposit contracts
On November 1, 2003, the Bank adopted CICA Accounting Guideline No. 17 "Equity-Linked Deposit Contracts" (AcG-17). Under this Guideline, the Bank may record at fair value certain deposit obligations for which the obligation varies according to the return on equities or an equity index and which entitle investors, after a specified period of time, to receive the higher of a stated percentage of their principal investment and a variable amount based on the return on equities or an equity index. Any subsequent changes in fair value are recognized in the Consolidated Statement of Income as they arise.

The adoption of this Guideline did not have a material impact on the consolidated financial statements for the fiscal year ended October 31, 2004.

Recent Accounting Standards Pending Adoption

Variable interest entities
On November 1, 2004, the Bank will adopt CICA Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15). This Guideline is harmonized with new FASB Interpretation No. 46 (FIN 46R) of the same name and provides guidance on the application of the standards set out in CICA Handbook Section 1590 "Subsidiaries" for certain entities defined as variable interest entities ("VIEs"). VIEs are entities in which equity investors do not have controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial

support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, i.e., the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity's expected losses. Based on information currently available, the application of the provisions of AcG-15 on November 1, 2004 will result in the consolidation of certain mutual funds in which the Bank has a significant investment and the consolidation of the VIE that leases the Bank's head office building under a capital lease. The estimated impact of this standard will be an increase in "Premises and equipment" of $84 million, "Securities" of $54 million, "Other assets" of $3 million, "Other liabilities" of $93 million, "Non-controlling interest" of $45 million, and "Retained earnings" of $3 million. The Bank continues to assess the impact of this new Guideline on its consolidated financial statements.

Investment companies

In January 2004, the CICA issued Accounting Guideline No. 18 "Investment Companies." Under this Guideline, investment companies are required to account for all their investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The Guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value.

The provisions of the Guideline will apply to the Bank as of November 1, 2004. They will be applied prospectively. The Bank is currently evaluating the impact of this new Guideline.

FINANCIAL DISCLOSURE

In March 2004, the adoption of Multilateral Instrument 52-109 by the Canadian Securities Administrators confirmed their resolve to restore investor confidence in financial markets. Under the Multilateral Instrument, chief executive officers and chief financial officers are required to file a quarterly certificate on the quality of their financial reporting and an annual certificate on the effectiveness of the internal control structure for the financial reporting process. Multilateral Instrument 52-111, currently in preparation, will require, for fiscal years ending after June 30, 2006 at the earliest, not only a certificate from management on the adequacy of the internal control structure for each phase in the preparation of financial information, but also a certificate from the external auditors on the quality of the certification process and the quality of the control structure.

In fiscal 2004, the Disclosure Committee of the Bank and that of the subsidiary NB Capital Corporation, which is subject to the *Sarbanes-Oxley Act*, reviewed the quarterly disclosure controls and procedures in place at the Bank since April 30, 2004 so that the required certificates could be signed. The Bank's Committee also supervised the preparatory work for documenting the expanded internal control structure in readiness for the filing of the annual certificate in October 2005 pursuant to Multilateral Instrument 52-109, as well as any filings that could be required in 2006.

To ensure maximum efficiency and effectiveness in gathering this information, the Operational Risk and Compliance departments have joined forces with the financial certification process project team to use a common control model applicable to their respective objectives. They have adopted a recognized control framework and a common automated tool for documenting controls that is accessible to all parties involved.

The financial certification project team, made up of audit and control professionals, has established a methodology for intervention with business unit managers which minimizes the impact on their operating activities while ensuring that their role in implementing and maintaining the necessary controls is formally identified.

A 16-member team will continue the documentation work in 2005.

STRUCTURE OF THE BANK

Board of Directors

The Board of Directors supervises the management of the Bank. Its role is to safeguard the Bank's assets and ensure its viability, profitability and development. The Board is assisted in its role by three committees: the Audit and Risk Management Committee, the Conduct Review and Corporate Governance Committee, and the Human Resources Committee.

Specifically, the Board oversees the implementation of prudent and effective controls to assess and manage risks, reviews the Bank's business objectives and approves the strategies to achieve them, makes sure that the necessary financial and human resources are in place, and assesses Management's performance. The Board also sets appropriate values and standards to ensure that the Bank meets its obligations to its shareholders, clients, employees and the general public.

Audit and Risk Management Committee of the Board

The Audit and Risk Management Committee assists the Board of Directors by reviewing the financial statements, financial reporting processes, internal controls, audit processes and management information systems in order to determine their integrity and effectiveness. In addition, it acts as an intermediary between the Board of Directors and the independent oversight functions: internal audit, external audit and compliance. It also conducts a detailed review of the Bank's risk management and control practices.

The Committee oversees the implementation of effective policies and procedures designed to ensure adequate internal control, and manages the external audit process. It also determines whether the Bank and its subsidiaries are in compliance with applicable regulations and reviews the attestations and reports relating to compliance with the Standards of Sound Business and Financial Practices, as well as any other reports as may be required by regulatory authorities.

Conduct Review and Corporate Governance Committee of the Board

The Conduct Review and Corporate Governance Committee assists the Board of Directors by overseeing the implementation of corporate governance rules, procedures and policies, ensuring compliance with the Code of Professional Conduct and monitoring transactions between related parties.

The Conduct Review and Corporate Governance Committee establishes and regularly reviews the composition and mandate of each committee of the Board, the Board itself and the Chairman of the Board. It also periodically reviews the report on corporate governance to be submitted to shareholders, the share ownership guidelines, the criteria and procedures for the selection and succession of directors, conflicts of interest, the size of the Board of Directors and the policies regarding terms of office. The Committee establishes a process to assess the performance and effectiveness of the Board and its committees and reviews the orientation and education programs for new directors.

The Committee ensures that there are proper procedures in place for the disclosure of information to clients and supervises the application of a review procedure for claims from clients who have acquired products or services in Canada.

Human Resources Committee of the Board

The Human Resources Committee assists the Board of Directors by reviewing and approving the Bank's human resources practices and policies.

The Committee annually reviews the Bank's salary policy and its approach to total compensation and other employment conditions. It ensures that there is a human resources management program in place that includes, among other things, a recruiting process and a succession plan, the allocation of decision-making authority, the separation of incompatible functional responsibilities, an employee communications program and effective employee supervision.

The Committee annually evaluates the performance of executive officers and the prudence with which they manage the Bank's activities and the risks to which the Bank is exposed. It evaluates the profiles of directors, competency requirements and the management succession plan of the Bank and its subsidiaries. Lastly, it reviews and approves the mandate of the Retirement Committee, annually receives and examines reports on the decisions of that committee, the financial situation, the returns on the pension plans and the performance of the pool fund.

Executive Committee

The Executive Committee, which consists of the President and Chief Executive Officer and the officers responsible for the Bank's major lines of business, defines the culture and philosophy of the Bank, approves and monitors the strategic initiatives of the Bank group as a whole, manages the succession process, and ensures a balance between employee engagement and client and shareholder satisfaction.

The Committee carries out its responsibilities as a team, thereby ensuring consistency as well as information and knowledge sharing among the Bank's business units.

RISK MANAGEMENT

In the normal course of its operations, the Bank is exposed to different types of risk, including credit risk, market risk, liquidity risk and operational risk. To manage these risks effectively and in a targetted manner, it has developed a management framework to identify, measure and monitor the various risks inherent in its business activities. This risk management framework has been established so that i) a rigorous, judicious culture underlies decision making and ensures an appropriate risk-return balance while creating shareholder value, and ii) operational business decisions comply with the target degree of tolerance set by the Bank while optimizing overall shareholder return. Communication concerning risk and the appetite for risk within the organization is assured by this management framework in order to keep the decision-making levels regularly informed about risk. By recognizing and understanding risk factors throughout the processes or activities that may trigger risk, the Bank is able to take these factors into account in its business operations.

Competent, experienced risk management professionals, acting independently or in cooperation with business units according to risk category, also contribute to sound risk management. These professionals foster a strong corporate culture by emphasizing rigorous control processes and measures. They apply risk management standards and use proven management processes and models to ensure insightful decision making. Investing in the management capacity of these resources enables the organization to maintain high risk supervision standards.

The risk management framework is built into a governance model that ensures general and direct management of the various aspects of risk and helps improve the efficiency and responsiveness of key processes and policies.

Risk Governance

To convey the institution's risk culture and optimize shareholder return, risk governance is based on a set of components and an operational structure, which is shown below. This governance model ensures that revenue-generating activities are in compliance with both the degree of risk that the Bank is willing to take and its risk standards.


Board of Directors
Audit and Risk Management Committee
Internal Audit
Compliance
Credit Committee
Market Risk Management Committee
Operational Risk Management Committee
New Products Committee
NBF Risk Management Committee

Heading the risk management structure at National Bank is the Board of Directors, which is responsible for establishing risk management policies. The Board delegates a portion of its responsibilities in this regard to the Audit and Risk Management Committee, which recommends policies and, once they are adopted, oversees their application. This Committee also makes all exceptional risk-related decisions. The Audit and Risk Management Committee is assisted by Internal Audit, Compliance and three committees, the Credit Committee, the Market Risk Management Committee and the Operational Risk Management Committee, all of which are composed of members of Management. Internal Audit, whose Senior Vice-President reports directly to the Audit and Risk Management Committee, provides an independent and objective assessment of the effectiveness of processes, policies, procedures and control measures implemented by managers. Moreover, Internal Audit recommends solutions designed to improve the effectiveness of the risk management, internal control and operating activities of the Bank and its subsidiaries.

Global Risk Management

Global risk management entails establishing, developing and maintaining effective processes and models to ensure uniform and stringent treatment of risk. Processes are reassessed periodically; risk models are evaluated separately.

Economic capital constitutes a dynamic measure of risk that permits a comparison of different activities and risk categories. It forms the basis of risk-aligned capital management and is used to assign a capital cost to the relative risk of the various business segments.

In its operations, the Bank is exposed to four main risk categories: credit risk, market risk, liquidity risk and operational risk. Global risk management therefore includes assessment of the possible consequences of each risk and establishment of policies and processes to effectively reduce the incidence of each risk. Global risk management converges toward a unique measure, i.e., economic capital, which defines the ultimate risk the Bank must take in its business activities.

Credit Risk

The Bank is exposed to credit risk in its lending activities and operations, which involve settlements between the Bank and counterparties. These activities and operations include direct loans, commitments to extend credit, risk of non-settlement, derivative transactions, and securities held for extended periods.

The Bank supervises and manages credit risk at every level of the organization using an advanced management process governing activities associated with credit risk, namely:

- A prudent credit-approval process based on policies governing the philosophy, principles and conduct of lending operations
- An advanced process establishing limits and monitoring, ranging from the policy on maximum credit per borrower group to sector limits for credit commitments
- A credit committee that supervises and approves credit

An efficient lending process has long been in place at the Bank. This process requires competent, experienced lenders, a transparent line authority structure, a high degree of personal accountability, account monitoring, and dynamic portfolio management. Credit decisions are made on a case-by-case basis by the various risk management authorities and Management, at the level corresponding to the

size and the degree of risk inherent in the transaction. Decisions are based on client creditworthiness, available security and compliance of the transaction with standards and procedures as well as the Bank's overall risk-adjusted return objective.

Credit risk is the possibility of financial loss should a borrower or counterparty fail to honour its obligations.

Establishment of limits

Credit risk governance policies ensure credit risk is diversified. The degree of portfolio diversification is achieved by applying and monitoring limits according to country risk, sector risk, single-holder risk and transaction risk. The Audit and Risk Management Committee of the Board of Directors reviews the limits at least once a year. The Bank's credit risk governance structure ensures that these limits are respected and that any exception is detected and rapidly reported so it can be resolved effectively.

Standards and procedures

To manage credit risk, each year the Board of Directors adopts, on the recommendation of the Audit and Risk Management Committee, a comprehensive policy that defines the main standards, procedures and control methods for credit granted by the Bank. The policy is applied by the Bank's Credit Committee, which is chaired by the Senior Vice-President – Risk Management. The Credit Committee's decisions are supported by sector analyses performed by the Bank's economists and Risk Management Group. The credit policy established by the Board of Directors and the administrative measures adopted by the various units of the Bank in applying the policy define acceptable risk, portfolio diversification criteria, economic and geographic sector-specific constraints, as well as allocation and authorization line levels. All standards and policies are reviewed by the Audit and Risk Management Committee. The higher the credit amount or risk inherent in the application, the higher the line authority within the Bank needed for approval. Exceptionally, decisions may even be referred to the Board of Directors. In addition, specific standards apply to individuals or companies related to the Bank.

When an application for credit is made to the Bank, it is subject to a procedure that becomes increasingly rigorous depending on the amount requested or the degree of risk of the industry sector, region or borrower. Once the application is completed and after the required information and documents have been provided, it is analyzed according to a sophisticated credit scoring system. The decision to approve credit is made by a credit officer or by the Bank's Credit Committee. Any deviation from the procedure must be submitted to the Audit and Risk Management Committee.

Credits and borrowers are continuously monitored according to the degree of risk they represent. Ongoing analyses attempt to foresee potential problems in an industry or region or with a borrower before these become apparent in the form of past due payments. Any loan on which interest is in arrears for 90 days or more is classified as impaired and a loss provision must be taken for it. Moreover, loans that are not past due but where repayment of principal or interest is not reasonably assured are also deemed impaired. The Bank's policies set out detailed provisioning criteria and, where required, write-off criteria for irrecoverable debts. The credit policies also define recovery practices, the intent of which is to minimize losses by recovering the largest possible portion of the amounts owing. A team of internal auditors ensures the standards are respected at all times.

Credit risk assessment models

The Bank assesses credit risk using various models adapted to portfolio type. In all cases, the risk correlation is a key piece of information and enters into the estimate of the risk of the various credit portfolios. Expected and unexpected losses are calculated for major transactions and for all portfolios that involve credit risk. These estimates are used in forecasting loss provisions and the level of the general allowance for credit risk. Expected and unexpected losses are based on experience, portfolio monitoring, market data and statistical modelling. The material factors are:

- Probability of default
- Outstanding credit at the time of default
- Potential loss in the event of default
- Impact of economic and sector cycles on asset quality

Expected and unexpected losses enter into the estimate of economic capital for each of the Bank's relevant business segments. Measures of credit-related economic capital, like all measures of risk capital, are based on a 99.95% confidence interval over a one-year holding period.

The Bank also carries out stress tests to gauge, as a function of specific shocks, the amount of economic capital that would be required in adverse situations. These sensitivity tests show, in a crisis, the degree of solvency that is closely related to the amount of capital needed to absorb the resulting potential losses. Credit risk modelling and quantification result in improved internal risk management since they broaden risk oversight.

Market Risk

Market risk is the risk of financial loss incurred by the Bank as a result of unfavourable changes in underlying market factors, including interest rates, foreign exchange rates, equity prices, commodity prices and credit.

Consequently, market risk is inextricably linked with the Bank's participation on financial markets, in both its trading operations and asset/liability management. Market risk management is a core focus at the Bank. In managing market risk, the Bank does not seek to neutralize market risk but rather to maximize the risk-return trade-off within carefully defined limits.

Standards, procedures and controls
On the recommendation of its Audit and Risk Management Committee, the Bank's Board of Directors has adopted detailed policies as well as limits for managing the four components of market risk: interest rate risk, foreign exchange risk, equity risk and commodity risk. The policies adopted by the Board of Directors set out standards, procedures and controls aimed at optimizing the risk-return trade-off and ensuring oversight of financial transactions.

The Audit and Risk Management Committee oversees the Market Risk Management Committee, which heads the risk management structure for the entire Financial Markets segment. The New Products Committee and the Risk Management Committee of National Bank Financial also report to this committee. The Market Risk Management Committee plays a key role in establishing market risk policies and practices, including risk assessment, maximum limits, simulation and oversight processes, as well as operational compliance with Bank policies.

The Risk Management Group is an independent team that is responsible for day-to-day monitoring of market risk exposure, including ensuring that maximum limits and authorization procedures are respected. The Group also develops risk measurement procedures and models used for simulations.

Value-at-Risk
The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in the Bank's financial market activities. The VaR measure is based on a 99% confidence level, which is an estimate of the maximum potential trading loss in 99 out of 100 days, or, to put it another way, actual losses will probably exceed VaR on only one day out of 100. VaR is calculated on an ongoing basis for the major categories of financial instruments (including derivatives) and all of the Bank's portfolios. Insofar as is possible, it ensures that trading and investment decisions do not entail risks that exceed set limits. The computerized VaR calculation model is based on two years of historical data.

Outstanding value at risk in comparison with established limits is monitored regularly for each product, portfolio and business unit, as well as by type of activity: trading, investment and asset/liability management. As a result, risk management of structural interest rates (management of asset and liability maturities) has a VaR limit approved by the Board of Directors. Moreover, the Bank has an overall limit, covering all its market-related operations. Other limits complement VaR to control the associated residual risks, primarily concentration, volatility and liquidity.

Stress tests and sensitivity analyses
The VaR model simulates losses in a market situation similar to that observed from historical data. To simulate the impact of improbable events, the Bank also runs stress tests, exploring events such as the stock market crash of 1987, and performs sensitivity analyses related to wide market movements, for interest rates, prices and currencies. Stress tests are established jointly by the Risk Management Group and line managers and are reviewed regularly to reflect changes in market conditions, new products and trading strategies. Each day the Bank performs more than 80 scenarios and analyses, and all financial market-related activities are covered. Maximum potential loss limits have been approved by the Board for stress tests and sensitivity analyses.

Trading activities
The Bank maintains trading portfolios for market-making, arbitrage for its own account, liquidity for its institutional clients or the sale of financial products.

The table below shows the VaR distribution of the trading portfolios by risk category while demonstrating the diversification effect.

Trading Activities[1]

Year ended October 31
(millions of dollars)
Global VaR by Risk Category

				2004				2003
	At end	High	Average	Low	At end	High	Average	Low
Interest rate	(3.7)	(7.1)	(4.3)	(2.1)	(3.8)	(5.3)	(3.4)	(2.0)
Foreign exchange	(0.9)	(3.2)	(1.3)	(0.2)	(0.8)	(2.2)	(0.9)	(0.2)
Equity	(3.6)	(5.6)	(2.8)	(1.1)	(1.7)	(4.8)	(2.3)	(1.2)
Commodity contracts	(1.0)	(1.0)	(0.5)	(0.2)	(0.2)	(0.5)	(0.4)	(0.2)
Correlation effect[2]	3.6	9.3	3.9	0.9	2.7	6.9	3.1	0.7
Global VaR	(5.6)	(7.6)	(5.0)	(2.7)	(3.8)	(5.9)	(3.9)	(2.9)

(1) Amounts are shown before income taxes and represent one-day VaR.
(2) The correlation effect results from diversification by risk type.

The breakdown of trading revenues by risk type is as follows:

Trading Revenues

Year ended October 31
(taxable equivalent basis)[1]
(millions of dollars)

	2004	2003
Financial Markets		
Interest rate	43	86
Equity	190	145
Commodities and foreign exchange	30	96
	263	327
Other segments	8	13
Total	271	340

Trading revenues generated by Financial Markets stood at $263 million, down $64 million from 2003. The decline is due to fixed-income, foreign exchange and commodities trading.

Backtesting

(millions of dollars)


VaR (CAD)
Theoretical results (CAD)
8
4
0
(4)
(8)
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
June-04
Jul-04
Aug-04
Sept-04
Oct-04

Backtesting
The above chart gives the results of backtesting, which each day compares the VaR projected by the Bank's simulations with the theoretical revenues obtained. This type of testing, done on a daily basis, validates the usefulness and integrity of the VaR model used to estimate the maximum risk of market losses.

Interest rate risk in asset/liability management
Managing assets (investments, including loans) and liabilities (debt, including deposits) exposes the Bank to interest rate risk. Interest rate fluctuations give rise to changes in interest income and interest expense. Although these changes move in the same direction, the impact of their relative weighting on net interest income and the economic value of shareholders' equity will be favourable or unfavourable. The extent of the impact depends on several factors, including asset and liability matching and the interest rate curve. Assets and liabilities are managed in such a way as to optimize the impact of changes in interest rates taking into account anticipated interest rate movements.

Interest Rate Sensitivity

As at October 31
(millions of dollars)

	2004	2003
100 basis point increase in interest rates		
Impact on net interest income	(14)	(11)
Impact on shareholders' equity	(70)	(67)

The Bank's Treasury is responsible for managing assets and liabilities in accordance with the policies adopted by the Board of Directors and overseen by the Audit and Risk Management Committee. The Asset and Liability Management Committee works closely with Treasury in this activity. Simulations are carried out regularly to assess the impact of various scenarios on net interest income and the economic value of shareholders' equity and to provide guidance for the management of the assets and liabilities portfolio.

Liquidity Risk

Objective
The objective of the Bank's liquidity management is to honour daily cash outflow commitments and to avoid having to purchase funds rapidly, possibly at an excessively high premium, or having to sell readily traded securities. Liquidity risk arises from two sources: mismatched cash flows related to assets and liabilities; and liquidity risk due to the characteristics of certain products, such as credit commitments and demand deposits.

The Bank therefore constantly strives to spread the maturities of its deposit liabilities, to maintain diversified sources of liabilities and to hold sufficient liquid assets. It maintains constant contact with institutional and corporate depositors to ensure diverse sources of funds.

Policy
The Bank has a liquidity and funding management policy and has prepared a contingency plan in the event of a liquidity or funding crisis. The policy establishes ratios and limits to restrict the Bank's dependence on any particular depositor or to avoid an undue concentration of deposits from a single depositor. In this way, the concentration of purchased funds (wholesale market) is limited to a percentage of total deposits, and a maximum amount per depositor is established. Any amount over and above these limits reduces the liquidity ratios. Similarly, the Bank regularly assesses its survival period and measures the liquidity of its assets in relation to a predetermined liquidation horizon. The policy is approved by the Board of Directors on the recommendation of the Audit and Risk Management Committee.

Responsibilities
The President – Financial Markets, Treasury and Investment Bank is responsible for overseeing the liquidity and funding management policy. Treasury assumes daily responsibility for managing liquid assets and ensures compliance with ratios and limits. Similarly, Treasury coordinates funding for all of the Bank's centres abroad.

(1) See "Financial Reporting Method" on page 14.

The Audit and Risk Management Committee is regularly informed of the liquidity situation at the Bank.

Contingency plan
The Bank has also put in place a liquidity contingency plan setting out the steps to be taken in a crisis. The Bank has adopted mitigation strategies that can be applied in a crisis, defined the responsibilities of senior management and established the procedures to be applied by the Bank in assessing its liquidity needs. The Liquidity Crisis Committee is mandated by the Board to assume day-to-day management of the Bank in a liquidity crisis.

The scenarios and types of crises are reviewed and updated annually to take into account the Bank's new products and operations.

Operational Risk

Operational risk is the potential loss resulting from inadequacy or breakdown related to processes, technology or human performance, or external events.

For instance, fraud or unauthorized activities, system outages, human error, non-compliance with legal, regulatory or contractual requirements, lawsuits involving clients and property damage are events likely to give rise to financial loss or other inconvenience for the Bank, including damage to its reputation.

While operational risk can never be fully eliminated, it must be managed in a disciplined, transparent manner to keep it at an acceptable level. To that end, the Bank continues to implement its management framework, which includes a governance model, as well as standards and procedures to identify, measure and monitor operational risks.

Governance
Policies
The Bank's governance model includes a Board-approved policy that applies to the Bank and its subsidiaries and sets out the operational risk management framework as well as the responsibilities of the various parties.

In addition, support units, such as Compliance, Human Resources, Finance and Information Technology, develop other specific policies and standards.

Responsibilities of parties
- The Bank's business units are responsible for the daily management of the operational risks to which they are exposed and must allocate resources for that purpose. Each unit has introduced a process for identifying and monitoring operational losses and is in the process of implementing a program for self-assessment of operational risks and appointing a committee composed of senior managers of the unit to oversee and monitor operational risk.
- The central operational risk unit develops the standards and procedures used to identify, measure and monitor operational risk. It provides support and assistance to the business units for implementation of and compliance with these standards and procedures. Finally, it gathers and compiles information on the business units' level of risk and reports on this matter.
- The Operational Risk Management Committee approves the relevant standards and procedures, coordinates implementation of the management framework, oversees and monitors the Bank's level of operational risk, and reports to the Board on such matters.

Finally, the Internal Audit Department and the Compliance Department give the Board of Directors assurance on the measurement of the quality and effectiveness of the internal controls put in place by the business units.

Standards and procedures used to identify, measure and monitor operational risk
Guidelines
The business units must draw on a set of guidelines for sound operational risk management, including the following:
- Competent, well-trained personnel
- Segregation of incompatible duties and delegation of decision-making authority
- Monitoring of technology development and information security
- A planning process for resumption of activities in the event of business interruption
- Identification and assessment of risks created by the introduction of new products

Self-assessment of risks and controls
A methodology for self-assessment of risks and controls is being deployed. Using this methodology, each business unit can identify the most significant operational risks to which it is exposed, assess and document the corresponding control environment and establish residual risk, i.e., the risk that remains after the control environment has been taken into account. Action plans are then developed to establish an acceptable level for residual risks deemed too high.

Operational loss database
The operational risk management group has implemented a process to collect operational loss data across the Bank and its subsidiaries using a centralized database to carry out segment or consolidated analyses. The data collected include type and amount of loss, as well as a description of the triggering events, so as to provide a better understanding of the causes of these losses and establish mitigation strategies. No material operational loss occurred during the year.

Business continuity
The Bank has adopted a program with an integrated corporate policy and governance model to ensure continuity of operations in the event of an unexpected interruption in its activities.

Regulatory capital
Pursuant to the Basel Accord, the Bank intends to qualify for the standardized approach when new regulatory capital standards are introduced in 2007-2008.

Current initiatives
The Bank carefully monitors changes in operational risk practices within the financial industry and plans initiatives to ensure proactive management of operational risk, such as implementation of risk indicators and economic capital.

Compliance

Regulatory framework
National Bank operates in a highly regulated industry. The diversity of its activities and its geographical reach add to this complexity, since its operations are overseen by various regulatory bodies and self-regulatory organizations.

Regulatory risk
Regulatory risk arises when the Bank does not comply with established laws, regulations, rules and practices and with ethical standards applicable to its operations internationally.

Regulatory risk is present in the Bank's daily activities. Failure to comply with regulatory requirements can have a negative impact on the Bank's reputation and result in penalties and sanctions.

Regulatory risk management and compliance
To ensure sound management of regulatory risk, the Bank uses a proactive approach, emphasizing integration of regulatory requirements in its daily operations as well as ongoing communication to remind its employees of the importance of complying with laws and regulations.

The Bank's Compliance Department has stewardship for implementing a regulatory risk management framework across the organization. This department:

- Ensures that regulatory compliance policies and procedures are in place in all jurisdictions where the Bank carries on business
- Develops compliance training and information programs for Bank employees
- Oversees the Bank's compliance with policies and procedures
- Refers compliance matters to the Bank's Board of Directors

In order to exercise oversight at every level of the Bank, the Compliance Department relies on an organizational structure with functional links to the Bank's major operating segments.

The Bank's Compliance Department is an independent function. Its Vice-President has direct access to the Chair of the Audit and Risk Management Committee as well as to the President and Chief Executive Officer.

The Compliance Department also has the authority to communicate directly with the officers and directors of the Bank and its subsidiaries, obtain unrestricted access to files, reports, records and data, and require employees of all the entities in the National Bank group to provide the information deemed necessary for effective oversight.

The managers of the business units are responsible for putting in place daily mechanisms to control regulatory risks arising from the operations under their responsibility. The Compliance Department exercises independent oversight to assist managers in managing these risks effectively.

The control framework comprises the following:
- Identification of laws that impose compliance requirements, namely, those laws that oblige the Bank to take certain measures or to act or to carry out activities in a specific manner
- Evaluation of significant compliance requirements
- Identification of the business units affected by compliance requirements
- Communication of compliance requirements to managers of the business units so that they can manage legal and regulatory risks effectively
- Oversight of compliance with policies and procedures
- Reporting, on an annual basis, to the Audit and Risk Management Committee of the Board on the major results of compliance oversight

The Bank has high regulatory risk management standards in order to earn the trust of its clients, its shareholders, the market and the general public.

CAPITAL MANAGEMENT

Structure

As is the case with risk management, the Bank's capital management structure is headed by the Board of Directors, which establishes its capital management policies. The Board delegates certain responsibilities to the Audit and Risk Management Committee, which recommends capital management policies and oversees their application. The Audit and Risk Management Committee is assisted by the Capital Management Committee and the Capital and Balance Sheet Management unit. The Capital Management Committee, which is chaired by the Senior Vice-President – Finance, Technology and Corporate Affairs, consists of officers from the Bank's main business segments as well as representatives from Finance and Risk Management. The Capital and Balance Sheet

Management unit, which reports to the Capital Management Committee, ensures that the Bank continues to have a solid capital structure and supervises the use of capital for the Bank as a whole.

Standards, Procedures and Controls

Capital management strives to balance the risk-adjusted capital needed to maintain capital ratios that meet the minimum requirements of a well-capitalized financial institution, as defined by the Office of the Superintendent of Financial Institutions Canada (OSFI), with the need to offer the Bank's shareholders a competitive return.

Each year, the Board of Directors, on the recommendation of the Audit and Risk Management Committee, approves a comprehensive capital management policy and the Bank's capital plan. The capital management policy sets out the principles and practices that the Bank incorporates into its capital management strategy as well as the basic criteria that it adopts to ensure it has adequate capital at all times and prudently manages its future capital requirements.

The capital plan establishes operational targets and takes into account the forecast levels for risk-weighted assets, assessed according to the regulatory approach. Moreover, the capital plan analyzes the various strategies the Bank can adopt to optimize capital management such as the dividend policy and the issuance and redemption of equity capital and subordinated debt securities.

The Capital Management Committee meets monthly to assess the regulatory capital ratios as well as events that could affect capital management. Moreover, a compliance report on regulatory capital ratios is submitted quarterly to the Audit and Risk Management Committee. Finally, the team of internal auditors and the Bank's Compliance Department ensure compliance with regulatory capital standards set by OSFI.

Capital Management Activities in 2004

In applying the capital management policy and the annual capital plan, the Bank repurchased 8.7 million common shares and twice increased the quarterly dividend on its common shares in fiscal 2004.

The Bank also obtained authorization from OSFI to raise the asset/equity ratio from 20 to 23. This increase, made necessary by the sustained growth of certain types of activities that have a low risk weighting factor, reflects a trend observed in the Canadian banking industry. The Bank also lowered its capital cost from 13% to 11%.

Economic Capital

Economic capital is calculated in order to quantify the hypothetical impact of the risks to which the Bank is exposed, i.e., credit, market and operational risks. Economic capital thus helps determine the equity capital required by the Bank to protect itself against these risks and ensure its long-term viability. The method used to assess economic capital is regularly reviewed so as to accurately quantify these risks.

Concomitantly with the assessment of required economic capital, risk-adjusted return on capital (RAROC) and shareholder value added (SVA) are calculated quarterly for each of the Bank's operating segments. Submitted to the Bank's Executive Committee, the results help the Committee determine the allocation of capital among the different operating segments.

Available Capital and Active Capital Management

As part of the active capital management process, the concepts of available capital (equity capital), regulatory capital and economic capital are emphasized in order to maximize shareholder value. This process leads first to the development of the capital plan, which helps determine the optimal level and structure of equity capital to comply with the regulatory ratios determined by OSFI. It also leads to the allocation of capital among the different operating segments so as to optimize SVA creation without unduly impacting the Bank's regulatory capital ratios.

New Basel Accord

In June 2004, the Bank for International Settlements (BIS) published the final version of the Basel Accord. Also known as "Basel II," the Accord will amend the rules governing the calculation of regulatory capital. The coming into force of the Accord was pushed back one year and is now slated for fiscal 2007-2008.

The new rules include several key changes:

- Review of the method for calculating capital requirements for credit risk which will take greater account of counterparty risks and place more importance on internal risk management models
- Introduction of a capital requirement for operational risk
- Heightened disclosure of bank risk profiles

In order to be able to comply with the requirements of the new Accord, the Bank created a group dedicated to implementing the new rules. The group is working closely with different parties at the Bank to ensure timely completion of required projects. It is also playing an active role in shaping industry positions and is cooperating with Canadian regulatory bodies to streamline the transition to the new regime.

Table 1 – Overview of Results

Year ended October 31 (taxable equivalent basis)[1] (millions of dollars and as a percentage of average assets)	2004 $	2004 %	2003 $	2003 %	2002 $	2002 %	2001 $	2001 %	2000 $	2000 %
Net interest income	**1,445**	**1.84**	1,366	1.90	1,473	2.13	1,389	2.01	1,232	1.76
Other income	**2,212**	**2.81**	2,093	2.91	1,641	2.37	1,858	2.68	1,940	2.78
Provision for credit losses	**86**	**0.11**	177	0.25	490	0.71	205	0.30	184	0.26
Operating expenses	**2,392**	**3.04**	2,257	3.14	2,040	2.95	1,989	2.87	2,120	3.03
Income taxes	**426**	**0.54**	374	0.52	236	0.34	398	0.58	343	0.49
Non-controlling interest	**28**	**0.04**	27	0.03	30	0.04	28	0.04	26	0.04
Income before discontinued operations and goodwill charges	**725**	**0.92**	624	0.87	318	0.46	627	0.90	499	0.72
Discontinued operations	**–**	**–**	–	–	111	0.16	(45)	(0.07)	29	0.04
Income before goodwill charges	**725**	**0.92**	624	0.87	429	0.62	582	0.83	528	0.76
Goodwill charges	**–**	**–**	–	–	–	–	19	0.03	19	0.03
Net income	**725**	**0.92**	624	0.87	429	0.62	563	0.80	509	0.73
Average assets[2]	**78,672**		71,810		69,292		69,197		69,840	

(1) See "Financial Reporting Method" on page 14.
(2) Excluding discontinued operations

Table 2 – Changes in Net Interest Income

Year ended October 31 (taxable equivalent basis)[1] (millions of dollars and as a percentage of average assets)	2004 Average Volume $	2004 Rate %	2004 Interest $	2003 Average Volume $	2003 Rate %	2003 Interest $	2004-2003 Average Volume $	2004-2003 Rate %	2004-2003 Interest $	$ Change due to: Average Volume	$ Change due to: Rate
Assets											
Deposits with financial institutions	**7,404**	**1.54**	**114.0**	6,421	2.05	131.4	983	(0.51)	(17.4)	15.1	(32.5)
Securities	**21,162**	**3.13**	**663.0**	18,861	3.01	566.8	2,301	0.12	96.2	72.0	24.2
Residential mortgage loans	**15,073**	**5.01**	**755.0**	13,752	5.49	755.3	1,321	(0.48)	(0.3)	66.2	(66.5)
Personal loans	**6,647**	**5.70**	**379.0**	5,646	6.51	367.3	1,001	(0.81)	11.7	57.1	(45.4)
Business and other loans	**20,447**	**3.61**	**738.6**	20,169	4.16	839.5	278	(0.55)	(100.9)	10.1	(111.0)
Impaired loans, net	**(167)**	**(0.42)**	**0.7**	(174)	(0.46)	0.8	7	0.04	(0.1)	–	(0.1)
Earning assets	**70,566**	**3.76**	**2,650.3**	64,675	4.11	2,661.1	5,891	(0.35)	(10.8)	220.5	(231.3)
Other assets	**8,106**	**–**	**–**	7,135	–	–	971	–	–	–	–
Total assets	**78,672**	**3.37**	**2,650.3**	71,810	3.71	2,661.1	6,862	(0.34)	(10.8)	220.5	(231.3)
Liabilities and shareholders' equity											
Personal deposits	21,470	2.47	529.9	21,038	2.69	566.6	432	(0.22)	(36.7)	10.7	(47.4)
Deposit-taking institutions	5,789	1.72	99.8	5,488	1.80	98.8	301	(0.08)	1.0	5.2	(4.2)
Other deposits	22,927	2.06	472.2	21,678	2.70	585.9	1,249	(0.64)	(113.7)	25.7	(139.4)
	50,186	2.20	1,101.9	48,204	2.60	1,251.3	1,982	(0.40)	(149.4)	41.6	(191.0)
Subordinated debentures	1,469	6.71	98.6	1,553	6.77	105.2	(84)	(0.06)	(6.6)	(5.6)	(1.0)
Liabilities other than deposits	12,826	2.66	340.6	10,363	1.87	193.4	2,463	0.79	147.2	65.5	81.7
Other[2]	(35)	–	(335.6)	239	–	(254.8)	(274)	–	(80.8)	–	(80.8)
Interest-bearing liabilities	**64,446**	**1.87**	**1,205.5**	60,359	2.15	1,295.1	4,087	(0.28)	(89.6)	101.5	(191.1)
Other liabilities	**10,105**	**–**	**–**	7,431	–	–	2,674	–	–	–	–
Shareholders' equity	**4,121**	**–**	**–**	4,020	–	–	101	–	–	–	–
Total liabilities and shareholders' equity	**78,672**	**1.53**	**1,205.5**	71,810	1.80	1,295.1	6,862	(0.27)	(89.6)	101.5	(191.1)
Impact of non-interest bearing assets and liabilities	–	–	–	–	–	–	–	–	–	7.0	(7.0)
Net interest income		**1.84**	**1,444.8**		1.91	1,366.0		(0.07)	78.8	126.0	(47.2)

(1) See "Financial Reporting Method" on page 14.
(2) Other interest income and interest expense including hedging operations.

Table 3 – Other Income

Year ended October 31 (taxable equivalent basis)[1] (millions of dollars)	**2004**	2003	2002	2001	2000
Financial market fees	**633**	544	539	493	566
Deposit and payment service charges	**200**	192	186	160	155
Trading revenues	**234**	381	123	227	281
Gains (losses) on investment account securities, net	**102**	8	(98)	71	37
Card service revenues	**49**	49	47	86	85
Lending fees	**238**	204	181	175	171
Acceptances, letters of credit and guarantee	**65**	63	63	65	60
Securitization revenues	**180**	204	204	157	99
Foreign exchange revenues	**72**	66	67	61	52
Trust services and mutual funds	**244**	210	160	96	87
Other	**195**	172	169	267	347
	2,212	2,093	1,641	1,858	1,940
Domestic	**2,108**	1,934	1,595	1,856	1,927
International – United States	**32**	58	(3)	6	6
– Other	**72**	101	49	(4)	7
Other income as a percentage of total revenues on a taxable equivalent basis[2]	**60.5%**	60.5%	54.7%	56.2%	59.4%

(1) See "Financial Reporting Method" on page 14.
(2) In 2002, the $137 million impairment charge on an investment was excluded. In 2001, the $76 million gain (taxable equivalent basis) on the sale of merchant payment solutions was excluded. In 2000, the $136 million gain (taxable equivalent basis) on the sale of a subsidiary was excluded.

Table 4 – Provision for Credit Losses

Year ended October 31 *(millions of dollars)*	2004	2003	2002	2001	2000
Provision for credit losses					
Domestic					
Personal and small business	**39**	61	186	72	88
Commercial	**49**	46	154	102	69
Corporate	**52**	64	44	26	13
Real estate	**1**	7	23	12	15
Other	**–**	(1)	(13)	(6)	(2)
Domestic – Private risks	**141**	177	394	206	183
International					
Real estate – United States	**–**	–	(3)	(1)	(7)
Corporate	**–**	–	129	–	–
Other	**–**	–	–	–	8
International – Private risks	**–**	–	126	(1)	1
General allowance for credit risk	**(55)**	–	(30)	–	–
Provision for credit losses charged to income before discontinued operations	**86**	177	490	205	184
Provision for credit losses charged to discontinued operations	**–**	–	(51)	120	16
Total provision for credit losses charged to income	**86**	177	439	325	200
Net average loans and acceptances					
Domestic	**40,209**	38,443	37,543	38,308	39,345
International – United States	**771**	778	663	677	851
– Other	**120**	103	188	291	301
Discontinued operations	**–**	–	–	3,925	3,967
Total	**41,100**	39,324	38,394	43,201	44,464
Provision for credit losses as a percentage of net average loans and acceptances					
Domestic	**0.35 %**	0.46 %	1.05 %	0.54 %	0.47 %
International – United States	**– %**	– %	19.00 %	(0.15) %	(0.83) %
– Other	**– %**	– %	– %	– %	2.66 %
Discontinued operations	**– %**	– %	– %	3.06 %	0.40 %
Total	**0.21 %**	0.45 %	1.14 %	0.75 %	0.45 %
Allowance for credit losses					
Balance at beginning	**634**	666	896	965	989
Transfer from allowance for assets held for disposal	**–**	–	(45)	–	–
Provision for credit losses charged to income:					
Related to ongoing operations	**86**	177	490	205	184
Related to discontinued operations	**–**	-	(51)	120	16
Write-offs[1]	**(199)**	(259)	(673)	(402)	(257)
Recoveries	**59**	50	49	8	33
Balance at end	**580**	634	666	896	965
Composition of allowances					
Designated countries					
Portion related to loans	**–**	19	22	38	35
Portion related to securities	**2**	4	4	17	17
Specific	**228**	206	235	341	413
General allocated	**272**	300	296	306	-
General unallocated	**78**	105	109	194	500

(1) Including exchange rate fluctuations

Table 5 – Operating Expenses

Year ended October 31 *(millions of dollars)*	2004	2003	2002	2001	2000
Salaries and staff benefits	**1,359**	1,287	1,147	1,064	1,129
Occupancy costs, computers and equipment, including amortization	**534**	504	496	483	465
Other					
Messenger services and communications	**77**	80	77	69	71
Professional fees	**118**	112	99	92	85
Advertising and external relations	**75**	62	50	42	45
Stationery	**26**	26	28	27	26
Travel expenses	**20**	21	17	16	15
Security and theft	**14**	16	24	16	13
Capital and payroll taxes	**65**	60	57	63	64
Other	**104**	89	45	117	207
	499	466	397	442	526
Total	**2,392**	2,257	2,040	1,989	2,120
Domestic	**2,198**	2,082	1,999	1,956	2,083
International – United States	**123**	121	18	16	20
– Other	**71**	54	23	17	17
Operating expenses as a percentage of total revenues on a taxable equivalent basis[1]	**65.4 %**	65.3 %	62.8 %	62.7 %	65.8 %

(1) In 2002, the $137 million impairment charge on an investment was excluded from other income. In 2001, the $76 million gain (taxable equivalent basis) on the sale of merchant payment solutions was excluded. In 2000, the $136 million gain (taxable equivalent basis) on the sale of a subsidiary and $120 million in non-recurring charges were excluded.

Table 6 – Deposits

As at October 31	2004		2003		2002		2001		2000	
(millions of dollars)	$	%	$	%	$	%	$	%	$	%
Personal	**23,355**	**43.7**	23,301	45.3	22,306	43.2	21,485	41.8	20,497	40.6
Commercial	**15,072**	**28.2**	15,477	30.1	14,183	27.4	11,667	22.7	9,726	19.3
Purchased funds	**15,005**	**28.1**	12,685	24.6	15,201	29.4	18,284	35.5	20,250	40.1
Total	**53,432**	**100.0**	51,463	100.0	51,690	100.0	51,436	100.0	50,473	100.0
Domestic	**45,636**	**85.4**	43,809	85.1	40,959	79.2	38,161	74.2	35,383	70.1
International – United States	**957**	**1.8**	877	1.7	2,814	5.5	4,315	8.4	6,935	13.7
– Other	**6,839**	**12.8**	6,777	13.2	7,917	15.3	8,960	17.4	8,155	16.2
Total	**53,432**	**100.0**	51,463	100.0	51,690	100.0	51,436	100.0	50,473	100.0
Personal deposits as a percentage of total assets		**26.3**		27.4		29.3		28.3		27.0

Table 7 – Sources of Capital

As at October 31 *(millions of dollars)*	2004	2003	2002	2001	2000
Non-controlling interest	**370**	398	486	487	468
Subordinated debentures	**1,408**	1,516	1,592	1,647	1,361
Shareholders' equity					
Preferred shares	**375**	375	300	492	492
Common shares	**1,545**	1,583	1,639	1,668	1,653
Contributed surplus	**7**	2	–	–	–
Unrealized foreign currency translation adjustments	**(10)**	6	17	19	11
Retained earnings	**2,287**	2,131	1,945	1,937	1,672
	4,204	4,097	3,901	4,116	3,828
Total capital	**5,982**	6,011	5,979	6,250	5,657
Internally generated capital					
Net income	**725**	624	429	563	509
Other amounts affecting retained earnings	**(1)**	(4)	(2)	(107)	(3)
Contributed surplus	**5**	2	–	–	–
Unrealized foreign currency translation adjustments	**(16)**	(11)	(2)	8	4
Dividends	**(266)**	(218)	(195)	(191)	(170)
	447	393	230	273	340
External financing					
Non-controlling interest	**(28)**	(88)	(1)	19	25
Subordinated debentures	**(108)**	(76)	(55)	286	326
Preferred shares	**–**	75	(192)	–	175
Common shares	**(340)**	(272)	(253)	15	12
	(476)	(361)	(501)	320	538
Increase (decrease) in capital	**(29)**	32	(271)	593	878

Table 8 – Capital Ratios

As at October 31 (millions of dollars) (in accordance with BIS guidelines)	2004	2003	2002	2001	2000
Tier 1 capital					
Common shareholders' equity	**3,829**	3,722	3,601	3,624	3,336
Non-cumulative permanent preferred shares	**375**	375	300	492	492
Innovative instruments	**365**	396	467	477	457
Non-controlling interest	**5**	2	19	10	11
Less: goodwill	**(662)**	(660)	(661)	(305)	(325)
	3,912	3,835	3,726	4,298	3,971
Tier 2 capital					
Subordinated debentures	**1,408**	1,437	1,524	1,595	1,290
General allowance for credit risk	**350**	350	341	391	343
	1,758	1,787	1,865	1,986	1,633
Less: investments in companies subject to significant influence	**(296)**	(174)	(181)	(326)	(329)
Less: first loss protection	**(55)**	(79)	(116)	(82)	(54)
Total capital	**5,319**	5,369	5,294	5,876	5,221
Risk-weighted balance sheet items					
Cash resources	**1,070**	1,363	1,421	1,187	1,160
Securities	**2,317**	2,688	2,336	2,686	1,921
Mortgage loans	**5,420**	4,634	3,971	3,486	2,816
Other loans	**18,849**	18,360	19,478	23,030	25,328
Other assets	**4,876**	5,692	5,117	6,572	5,528
	32,532	32,737	32,323	36,961	36,753
General allowance for credit risk	350	350	341	391	343
	32,882	33,087	32,664	37,352	37,096
Risk-weighted off-balance sheet items[1]					
Letters of guarantee and documentary credit	**874**	606	751	1,180	1,292
Commitments to extend credit	**4,431**	4,075	3,872	4,415	4,747
Interest rate contracts	**129**	100	161	106	84
Foreign exchange contracts	**166**	230	221	374	331
Equity and commodity contracts	**309**	256	161	148	187
	5,909	5,267	5,166	6,223	6,641
Market risk items	**2,032**	1,707	1,148	1,121	2,098
Total risk-weighted assets	**40,823**	40,061	38,978	44,696	45,835
Assets-to-capital multiple[2]	**16.8**	15.9	14.5	13.1	14.8
Ratios					
Tier 1 capital	**9.6 %**	9.6 %	9.6 %	9.6 %	8.7 %
Total capital	**13.0 %**	13.4 %	13.6 %	13.1 %	11.4 %

(1) Since 2002, items are as at October 31. For 2001, letters of guarantee and documentary credit and commitments to extend credit are as at October 31; all other information is as at September 30. Off-balance sheet items prior to 2001 are as at September 30.

(2) The assets-to-capital multiple corresponds to total balance sheet assets and direct credit substitutes divided by total capital as defined according to capital adequacy requirements.

Table 9 – Assets under Administration and Management

As at October 31 (millions of dollars)	National Bank Trust	National Bank Financial	National Bank Securities	Altamira Investment Services	Natcan Investment Management	National Bank Discount Brokerage	Bank excluding subsidiaries	2004	2003
Assets under administration									
Institutional	37,498	5,664	–	–	–	–	–	**43,162**	36,348
Personal	–	73,854	–	–	–	7,854	–	**81,708**	70,525
Mutual funds	8,028	–	6,477	4,087	–	–	–	**18,592**	13,474
Mortgage loans sold to third parties	–	–	–	–	–	–	4,033	**4,033**	4,217
Total assets under administration	45,526	79,518	6,477	4,087	–	7,854	4,033	**147,495**	124,564
Assets under management									
Personal	3,196	–	–	–	–	–	–	**3,196**	2,334
Managed portfolios	–	1,960	–	–	14,442	–	–	**16,402**	13,975
Mutual funds	–	–	–	–	13,505	–	–	**13,505**	14,475
Total assets under management	3,196	1,960	–	–	27,947	–	–	**33,103**	30,784
Total assets under administration/management – 2004	48,722	81,478	6,477	4,087	27,947	7,854	4,033	**180,598**	155,348
Total assets under administration/management – 2003	39,838	69,532	5,507	4,527	24,541	7,186	4,217		

Table 10 – Allocation of Loans by Borrower Category

As at September 30 (millions of dollars)	2004 $	2004 %	2003 $	2003 %	2002 $	2002 %	2001 $	2001 %	2000 $	2000 %
Personal[1]	**7,704**	**18.4**	5,947	15.3	5,859	15.3	6,100	15.0	7,415	18.4
Residential mortgage	**15,272**	**36.4**	13,753	35.5	12,548	32.8	12,132	29.9	11,503	28.6
Non-residential mortgage	**1,042**	**2.5**	911	2.4	836	2.2	779	1.9	756	1.9
Agricultural	**1,686**	**4.0**	1,653	4.3	1,486	3.9	1,286	3.2	1,169	2.9
Financial institutions	**2,415**	**5.8**	1,277	3.3	1,583	4.1	1,231	3.0	973	2.4
Manufacturing	**2,458**	**5.9**	3,282	8.5	5,050	13.2	5,733	14.1	5,132	12.8
Construction and real estate	**1,247**	**3.0**	1,291	3.3	1,707	4.5	1,301	3.2	1,388	3.4
Transportation and communications	**453**	**1.1**	515	1.3	632	1.6	1,041	2.6	1,013	2.5
Mines, quarries and energy	**763**	**1.8**	774	2.0	601	1.6	742	1.8	585	1.4
Forestry	**185**	**0.4**	264	0.7	252	0.7	293	0.7	289	0.7
Governments	**1,080**	**2.6**	1,286	3.3	921	2.4	819	2.0	908	2.3
Wholesale	**612**	**1.5**	558	1.4	807	2.1	1,682	4.2	1,839	4.6
Retail	**1,108**	**2.6**	1,296	3.3	1,281	3.3	1,423	3.5	1,481	3.7
Services	**4,774**	**11.4**	4,059	10.5	3,518	9.2	4,033	9.9	4,022	10.0
Other	**1,101**	**2.6**	1,912	4.9	1,169	3.1	2,011	5.0	1,754	4.4
	41,900	**100.0**	38,778	100.0	38,250	100.0	40,606	100.0	40,227	100.0

(1) Includes consumer loans, credit card loans and other personal loans

Table 11 – Real Estate Loans

As at October 31 (millions of dollars)	2004 $	2004 %	2003 $	2003 %	2002 $	2002 %	2001 $	2001 %	2000 $	2000 %
Geographic distribution										
Canada										
Ontario	59	9	69	12	73	13	81	15	101	16
Quebec	544	85	456	80	399	73	350	64	371	58
Other	–	–	–	–	3	1	3	1	16	2
	603	94	525	92	475	87	434	80	488	76
United States										
California	–	–	–	–	2	–	29	6	58	9
New York	–	–	5	1	6	2	7	1	15	2
Illinois	–	–	–	–	–	–	7	1	7	1
Other	37	6	42	7	61	11	68	12	78	12
	37	6	47	8	69	13	111	20	158	24
	640	100	572	100	544	100	545	100	646	100
By type of project										
Retail	117	18	123	22	147	27	148	27	183	28
Office	100	16	148	26	202	37	202	37	235	37
Residential	329	51	245	43	101	18	68	12	93	14
Industrial	18	3	14	2	31	6	31	6	45	7
Land	1	–	2	–	5	1	15	3	25	4
Other	75	12	40	7	58	11	81	15	65	10
	640	100	572	100	544	100	545	100	646	100
Allowance for credit losses	10		14		37		42		53	
Real estate loans, net	630		558		507		503		593	
As a percentage of shareholders' equity		15		14		13		12		15
As a percentage of total loans and acceptances		2		1		1		1		1

Table 12 – Designated Countries

As at October 31 (millions of dollars)	2004	2003	2002	2001	2000
Loans and securities, gross					
Brazil	–	33	39	40	38
Ivory Coast	–	12	14	15	14
Sudan	–	–	–	15	13
Nicaragua	–	–	–	14	13
Peru	–	12	14	14	13
Other	1	10	12	11	12
	1	67	79	109	103
Country risk allowance	–	23	26	55	52
Loans and securities, net of allowance	1	44	53	54	51
Allowance as a % of loans and securities	– %	34.3 %	32.9 %	50.5 %	50.5 %
Loans and securities, net, as a % of shareholders' equity	– %	1.2 %	1.4 %	1.3 %	1.3 %

Table 13 – Impaired Loans

As at October 31 *(millions of dollars)*	2004	2003	2002	2001	2000
Private impaired loans, net					
Domestic					
Personal and small business[1]	**35**	46	62	214	194
Commercial	**63**	68	99	210	233
Corporate	**49**	107	36	15	23
Real estate	**11**	25	44	29	26
Other	**–**	–	–	–	1
	158	246	241	468	477
International					
Real estate – United States	**–**	–	–	3	12
Other	**2**	2	3	3	4
Discontinued operations	**–**	–	–	117	51
	2	2	3	123	67
Total private impaired loans, net[2]	**160**	248	244	591	544
Total impaired loans, designated countries					
Gross	**–**	22	24	38	35
Allowance	**–**	19	22	38	35
Total impaired loans, designated countries, net	**–**	3	2	–	–
Total impaired loans, net	**160**	251	246	591	544
Private impaired loans, gross	**388**	454	479	932	957
Allowance for credit losses	**228**	206	235	341	413
Private impaired loans, net	**160**	248	244	591	544
Provisioning rate	**58.8 %**	45.4 %	49.1 %	36.6 %	43.2 %
As a percentage of net loans and acceptances					
Domestic – Private	**0.4 %**	0.6 %	0.6 %	1.2 %	1.1 %
International – Private	**– %**	0.1 %	0.1 %	1.7 %	0.9 %
International – Designated countries	**– %**	0.1 %	0.1 %	– %	– %
Total	**0.4 %**	0.6 %	0.6 %	1.2 %	1.1 %
As a percentage of common shareholders' equity	**4.2 %**	6.7 %	6.8 %	16.3 %	16.3 %

(1) Including $15 million in net consumer loans in 2004 (2003: $16 million; 2002: $22 million; 2001: $108 million; 2000: $80 million)
(2) The Bank has no loans classified as past-due loans (90 days and over) other than those already designated as impaired.

Table 14 – Interest on Impaired Loans

Year ended October 31 *(millions of dollars)*	2004	2003	2002	2001	2000
Interest on impaired loans					
Domestic	**6**	6	5	(4)	(6)
International	**–**	–	–	–	–
	6	6	5	(4)	(6)
Average impaired loans					
Domestic	**(182)**	(203)	(129)	30	30
International	**5**	18	12	37	15
	(177)	(185)	(117)	67	45
Interest as a percentage of average impaired loans, net					
Domestic	**(3.3)%**	(3.0)%	(3.9)%	(13.3)%	(20.0)%
International	**– %**	– %	– %	– %	– %
Total	**(3.4)%**	(3.2)%	(4.3)%	(6.0)%	(13.3)%

Quarterly Results

(millions of dollars, except per share amounts)

	2004				
	Total	Q4	Q3	Q2	Q1
Income statement data					
Net interest income	$ 1,383	$ 387	$ 390	$ 328	$ 278
Other income	2,166	507	468	556	635
Total revenues	3,549	894	858	884	913
Provision (recovery) for credit losses	86	(8)	31	19	44
Operating expenses	2,392	625	586	602	579
Income taxes	318	77	68	76	97
Non-controlling interest	28	8	6	7	7
Income before discontinued operations	725	192	167	180	186
Discontinued operations	–	–	–	–	–
Net income	725	192	167	180	186
Earnings per common share					
before discontinued operations	4.10	1.11	0.95	1.01	1.03
before discontinued operations - diluted	4.05	1.09	0.94	1.00	1.02
net	4.10	1.11	0.95	1.01	1.03
net - diluted	4.05	1.09	0.94	1.00	1.02
Dividends *(per share)*					
Common	1.4200	0.3800	0.3800	0.3300	0.3300
Preferred					
Series 11	–	–	–	–	–
Series 12	–	–	–	–	–
Series 13	1.6000	0.4000	0.4000	0.4000	0.4000
Series 15	1.4625	0.3657	0.3656	0.3656	0.3656
Return on common shareholders' equity	18.8 %	19.7 %	17.2 %	19.0 %	19.0 %
Total assets		88,807	85,555	86,498	83,107
Long-term financial liabilities[1]		1,408	1,474	1,488	1,473
Impaired loans					
Net private		$ 160	$ 199	$ 219	$ 232
Designated countries					
Gross outstanding		–	–	10	10
Allowances		–	–	9	8
Net total		160	199	220	234
Number of common shares *(thousands)*					
Average	170,918	167,671	169,332	172,023	174,669
End of period	167,430	167,430	168,058	169,730	173,569
Diluted	173,276	169,936	171,634	174,520	177,008
Per common share					
Book value		$ 22.87	$ 22.30	$ 21.94	$ 21.81
Stock trading range					
High		48.78	45.50	47.93	45.00
Low		42.31	42.72	43.27	40.17
Number of employees		16,555	16,673	16,366	16,914
Number of branches in Canada		462	472	474	476

(1) Corresponds to subordinated debentures

Quarterly Results

2003					2002				
Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
$ 1,324	$ 321	$ 305	$ 343	$ 355	$ 1,444	$ 361	$ 346	$ 356	$ 381
2,038	582	546	430	480	1,584	434	311	458	381
3,362	903	851	773	835	3,028	795	657	814	762
177	50	45	41	41	490	53	62	130	245
2,257	623	557	529	548	2,040	540	508	491	501
277	66	80	58	73	150	56	50	63	(19)
27	6	7	7	7	30	7	8	8	7
624	158	162	138	166	318	139	29	122	28
–	–	–	–	–	111	(4)	(3)	–	118
624	158	162	138	166	429	135	26	122	146
3.37	0.87	0.89	0.73	0.88	1.59	0.73	0.13	0.62	0.11
3.34	0.86	0.88	0.72	0.88	1.59	0.73	0.13	0.62	0.11
3.37	0.87	0.89	0.73	0.88	2.18	0.71	0.12	0.62	0.73
3.34	0.86	0.88	0.72	0.88	2.18	0.71	0.12	0.62	0.73
1.0800	0.2800	0.2800	0.2600	0.2600	0.9300	0.2400	0.2400	0.2400	0.2100
–	–	–	–	–	0.5000	–	–	–	0.5000
0.8125	–	–	0.4063	0.4062	1.6250	0.4063	0.4063	0.4062	0.4062
1.6000	0.4000	0.4000	0.4000	0.4000	1.6000	0.4000	0.4000	0.4000	0.4000
1.1480	0.3657	0.3656	0.4167	–	–	–	–	–	–
16.5 %	16.4 %	17.3 %	14.8 %	17.6 %	11.3 %	14.5 %	2.3 %	13.1 %	15.0 %
	84,931	80,474	77,852	74,630		76,031	72,300	74,670	75,970
	1,516	1,543	1,553	1,581		1,592	1,600	1,630	1,645
	$ 248	$ 230	$ 225	$ 228		$ 244	$ 279	$ 311	$ 307
	22	23	23	24		24	24	23	9
	19	20	22	22		22	22	21	9
	251	233	226	230		246	281	313	307
177,751	174,585	175,363	178,348	182,728	186,608	183,124	184,134	188,794	190,450
174,620	174,620	174,507	175,670	181,563	182,596	182,596	183,256	185,109	190,500
179,235	176,347	177,038	179,666	183,905	187,727	184,168	185,439	190,260	191,350
	$ 21.32	$ 20.77	$ 20.28	$ 20.22		$ 19.72	$ 19.29	$ 19.53	$ 19.56
	41.19	37.41	35.15	33.10		32.50	33.73	34.93	30.07
	34.50	34.55	31.26	29.95		27.00	29.01	29.14	24.70
	16,935	17,214	16,961	17,153		17,285	17,235	16,957	16,962
	477	480	488	491		507	544	544	543

GLOSSARY OF FINANCIAL TERMS

Acceptance | Short-term debt security traded on the money market which a bank guarantees on behalf of a borrower for a stamping fee.

Allowance for credit losses | Allowance taken to absorb expected credit losses (loans, acceptances, letters of guarantee, letters of credit, deposits with other banks and derivatives). The allowance for credit losses comprises the country risk allowance and specific and general allowances for credit risk. It is increased by the annual provision for credit losses less write-offs, net of recoveries.

Asset/liability management | Management of maturities of assets and liabilities as well as off-balance sheet items to minimize interest rate risk and foreign exchange risk through appropriate matching.

Assets under administration | Assets in respect of which a financial institution provides administrative services such as custodial services, collection of investment income, settlement of purchase and sale transactions and record-keeping. Assets under administration, which are beneficially owned by clients, are not reported on the balance sheet of the institution offering such services.

Assets under management | Assets managed by a financial institution that are beneficially owned by clients. Management services are more comprehensive than administrative services, and include selecting investments or offering investment advice. Assets under management, which may also be administered by the financial institution, are not reported on the financial institution's balance sheet.

Average assets | Daily average of balance sheet assets.

Basis point | Unit of measure equal to one one-hundredth of a percentage point (0.01%).

Capital | Amount which would be owed to the holders of shares and subordinated debentures if assets had to be liquidated to reimburse depositors and other creditors. Capital consists of bank debentures, shareholders' equity and non-controlling interest.

Capital ratio | The ratio of regulatory capital to risk-adjusted assets, expressed as a percentage. The Bank for International Settlements (BIS) distinguishes between two types of capital: Tier 1 capital, or base capital, consists of common shareholders' equity, non-cumulative preferred shareholders' equity and non-controlling interests in subsidiaries; Tier 2, or supplementary capital, consists of the book value of other preferred shares and the eligible portion of subordinated debentures as well as the general allowance for credit risk. Total regulatory capital, or total capital, is the sum of the various types of capital less investments in companies subject to significant influence and first loss protection with respect to asset securitization. In accordance with BIS rules, the Superintendent of Financial Institutions Canada defines a third tier of capital intended specifically to cover market risk, which must also be covered by Tier 1 capital.

Commodity risk | Potential loss due to movements in the price of commodities for which the Bank holds derivatives in its trading portfolio.

Credit derivative | Derivative instrument based on credit instruments and offering protection against credit risk (credit swaps, for example).

Credit risk | Potential loss resulting from the inability or unwillingness of a counterparty to honour its contractual obligations with respect to a loan or other type of credit. Credit risk can arise because of specific counterparty conditions or be a consequence of market risk.

Derivative instruments (derivatives) | Financial contracts whose value is "derived" from interest rates, foreign exchange rates or equity prices. Derivatives are used in treasury operations as well as for hedging regular financial instruments. Derivatives include foreign currency or interest rate futures, swaps, options and credit derivatives.

Documentary letters of credit | Documents, issued by the Bank and used in international trade, authorizing a third party to draw drafts on the Bank up to a certain amount under specific terms and conditions and secured by the delivery of related goods.

Earnings per share | Net income available to holders of common shares, i.e., net income less dividends on preferred shares, divided by the average number of common shares outstanding during the reporting period.

Equity risk | Potential loss due to movements in the price of shares held by the Bank or its subsidiaries.

Foreign currency future | Contractual obligation to buy or sell, on or before a specified future date, a given quantity of foreign currency at a given exchange rate.

Foreign currency or interest rate option | The right, but not the obligation, to buy (call option) or sell (put option), on or before a set date, a given amount of foreign currency or securities at a set price (strike price).

Foreign exchange risk | Potential loss caused by currency price movements and the resulting decline in the value of a security or other financial instrument held by the Bank.

Forward rate agreement | Contractual obligation to buy or sell, on or before a specified future date, a given quantity of securities at a given interest rate.

Hedging | A technique by which derivatives or other financial instruments are used to reduce or offset exposure to changes in interest rates, foreign exchange rates, and equity or commodity prices.

Impaired loan | A loan is considered impaired when, in the opinion of Management, there is reasonable doubt as to the payment of principal or interest. Any loan where payments are 90 days past due is considered impaired, unless there is no doubt as to the collectibility of principal and interest.

Interest rate risk | Potential loss due to interest rate fluctuations resulting in mismatched maturities of earning assets and liabilities or, more generally, reduction in the value of a financial instrument held by the Bank.

Letter of guarantee | Irrevocable commitment by the Bank to make payments in the event that its client cannot meet its financial obligations to third parties.

Liquidity risk | Potential difficulty in obtaining cash or cash equivalents in a timely manner in order to meet financial obligations.

Market risk | Potential loss due to changes in the value of financial instruments as a result of changes in interest rates, foreign exchange rates, equity prices or commodity prices. Changes in these rates or prices result in exposure to four main categories of market risk: interest rate risk, foreign exchange risk, equity risk and commodity risk.

Mark-to-market | Valuation of securities and derivatives at market rates at the balance sheet date.

Net interest income | Difference between interest and dividends earned on total assets and interest expense paid on total liabilities. Specifically, net interest income is the difference between what the Bank earns on assets such as loans and securities and what it pays on liabilities such as deposits. Net interest margin corresponds to the ratio of net interest income to average assets.

Notional principal amount | Principal amount used to calculate payments for instruments such as forward rate agreements and interest rate swaps. It is considered "notional" because, in most cases, the principal amount never changes hands.

Operational risk | Potential loss resulting from inadequate or failed processes, technology or human performance, or from external events.

Other income | Includes all revenue except for interest and dividend income. Other income consists of such items as deposit and payment service charges, lending fees, financial market revenues, card service revenues, investment management and custodial fees, mutual fund revenues and securitization revenues.

Provision for credit losses | Amounts added annually to the allowance for credit losses to bring it to a level deemed adequate, taking into account write-offs and recoveries with respect to specific loans.

Return on common shareholders' equity (or ROE) | Net income, less dividends on preferred shares, expressed as a percentage of the average value of common shareholders' equity.

Risk weighting | Risk-weighting factors are applied to the face value of certain assets in order to present comparable risk levels. This procedure is also used to recognize the risk in off-balance sheet instruments by adjusting the notional value to balance sheet (or credit) equivalents before applying the appropriate risk-weighting factors. Total risk-weighted assets are used in calculating the various capital ratios according to the rules of the Bank for International Settlements (BIS).

Securities purchased under reverse repurchase agreements | Securities purchased by the Bank from a client pursuant to an agreement under which the securities will be resold to the same client on a specified date and at a specified price. Such an agreement is a form of short-term collateralized lending.

Securities sold under repurchase agreements | Financial obligations related to securities sold pursuant to an agreement under which the securities will be repurchased on a specified date and at a specified price. Such an agreement is a form of short-term funding.

Securitization | Transaction in which certain assets, such as mortgages or credit card receivables, are sold to an entity which finances their acquisition by issuing negotiable securities.

Swap | Transaction in which counterparties agree to exchange, for a specified period, currencies and/or interest payment streams (generally by exchanging a fixed rate for a floating rate) based on a notional principal amount.

Taxable equivalent basis | Calculation method used to gross up certain tax-exempt income (primarily dividends) by the income tax that would have otherwise been payable. The gross-up of such income permits a uniform comparison of the yield on the various types of assets, regardless of their tax treatment, such as net interest income.

Value-at-risk (VaR) | Value-at-risk is one of the Bank's principal market risk management tools. This simulation model calculates maximum daily losses, based on a confidence level of 99%, for the Bank's major categories of financial instruments and its aggregate portfolio.

Yield curve | Graphic representation of interest rates in effect on a given date for different maturities. Interest rates vary according to the risks factored in by the market. Interest rates for short-term maturities are generally lower than those for long-term maturities. The curve may be inverted, i.e., rates for short-term maturities may be higher than those for long-term maturities.

National Bank of Canada

12g3-2(b) Submission

English summary of the report of exempt issuer bid

SECTION 189.1.3 OF THE REGULATION RESPECTING SECURITIES (QUÉBEC)

NORMAL COURSE ISSUER BID

AUTORITÉ DES MARCHÉS FINANCIERS

---

1. NAME AND ADDRESS OF THE OFFEREE COMPANY:

National Bank of Canada (the "Bank")
600 de La Gauchetiere Street West, 4th Floor
Montreal (Québec) CANADA H3B 4L2

2. NAME AND ADDRESS OF THE OFFEROR:

National Bank of Canada
600 de La Gauchetiere Street West, 4th Floor
Montreal (Québec) CANADA H3B 4L2

3. DESIGNATION OF THE SECURITIES THAT ARE SUBJECT TO THE BID:

Common shares of the Bank ("Common Shares")

4. DATE OF THE BID:

The normal course issuer bid (the "Bid") will last from January 13, 2005 until the first of

(i) the date on which the Bank will have acquired the maximum number of Common Shares; or

(ii) it will have been decided not to make other acquisitions; or

(iii) January 12, 2006.

5. **MAXIMUM NUMBER OF SECURITIES OF THE CLASS SUBJECT TO THE BID WHICH ARE SOUGHT BY THE OFFEROR:**

The Bank intends to acquire, in connection with and during the period specified in paragraph 4 above, pursuant to normal course purchases on the market, up to 8,400,000 Common Shares, being a number of Common Shares representing at most 5% of the issued and outstanding Common Shares.

6. **VALUE OF THE CONSIDERATION OFFERED:**

The market price on the Toronto Stock Exchange of the Common Shares subject to the Bid at the time of the issuer bid. The price of the Common Shares listed on the Toronto Stock Exchange on the day preceding the filing of the notice of intention, being January 7, 2005, was $48.25 per share.

7. **FEE PAYABLE IN RESPECT OF THE BID:**

In accordance with Section 271.4 of the Regulation:

0.02% * ¼ * $48.25 * 8,400,000 shares – 15% discount = $17,225.25

THIS NOTICE DOES NOT CONTAIN ANY FALSE DECLARATION OR OMISSION

MONTREAL, February ●, 2005

NATIONAL BANK OF CANADA

By: (signed) "*Linda Caty*"

Name: Linda Caty

Title: Vice-President and Corporate Secretary

BANQUE NATIONALE DU CANADA

ARTICLE 189.1.3 DU RÈGLEMENT
SUR LES VALEURS MOBILIÈRES (QUÉBEC)

OFFRE PUBLIQUE DE RACHAT DANS LE
COURS NORMAL DES ACTIVITÉS

AUTORITÉ DES MARCHÉS FINANCIERS

1. DÉNOMINATION ET ADRESSE DU SIÈGE SOCIAL DE LA SOCIÉTÉ VISÉE :

Banque Nationale du Canada (la « **Banque** »)
600, rue de La Gauchetière Ouest, 4ième étage
Montréal (Québec)
H3B 4L2

2. NOM ET ADRESSE DE L'INITIATEUR :

Banque Nationale du Canada
600, rue de La Gauchetière Ouest, 4ième étage
Montréal (Québec)
H3B 4L2

3. DÉSIGNATION DES TITRES QUI FONT L'OBJET DE L'OFFRE :

Actions ordinaires de la Banque (« **actions ordinaires** »).

4. DATE DE L'OFFRE :

L'offre publique de rachat dans le cours normal des activités (l' « **offre** ») s'étend du 13 janvier 2005 jusqu'à la première des dates suivantes, soit i) la date à laquelle la Banque aura acquis le nombre maximum d'actions ordinaires, ou ii) aura autrement décidé de ne pas faire d'autres acquisitions, ou iii) le 12 janvier 2006.

5. NOMBRE DE TITRES DE LA CATÉGORIE SUR LAQUELLE PORTE L'OFFRE QUE L'INITIATEUR COMPTE ACQUÉRIR :

La Banque a l'intention d'acquérir, à l'occasion et durant la période spécifiée au paragraphe 4 ci-haut, au moyen d'achats normaux sur le marché, jusqu'à concurrence de 8 400 000 actions ordinaires, soit un nombre d'actions ordinaires représentant au maximum 5 % des actions ordinaires émises et en circulation.

6. VALEUR DE LA CONTREPARTIE OFFERTE :

Le cours du marché sur la Bourse de Toronto des actions ordinaires visées par l'offre au moment du rachat.

Le cours de clôture des actions ordinaires à la Bourse de Toronto le jour précédant le dépôt de l'avis d'intention, soit le 7 janvier 2005, était de 48,25 $ par action.

7. **DROITS PAYABLES SUR L'OFFRE :**

Conformément à l'article 271.4 du Règlement :

0,02 % * ¼ * 48,25 $ * 8 400 000 actions – 15% rabais : 17 225,25$

CET AVIS NE CONTIENT AUCUNE FAUSSE DÉCLARATION OU OMISSION

MONTRÉAL, le 19 janvier 2005

BANQUE NATIONALE DU CANADA

(signé) « *Linda Caty* »

Par : Linda Caty
Vice-présidente et secrétaire corporative

RECEIVED
2005 MAR - 1 A 10: 33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NATIONAL BANK OF CANADA

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

CANADIAN SECURITIES ADMINISTRATORS

1. NAME OF ISSUER

National Bank of Canada (the "Bank").

2. SECURITIES SOUGHT

The Bank has the intention to acquire, from time to time during the period set out below, on The Toronto Stock Exchange up to a maximum of 8,400,00 common shares (symbol: NA) representing approximately 5% of the issued and outstanding common shares. As at January 5, 2005, 168,518,104 common shares were issued and outstanding. The common shares acquired pursuant to the Normal Course Issuer Bid will be cancelled.

The Bank presently intends to acquire the common shares pursuant to this Normal Course Issuer Bid.

3. TIME PERIOD

The Normal Course Issuer Bid for the common shares will commence on or about January 13, 2005 and will terminate on the first of the following dates: (i) when the Bank will have acquired the maximum amount of common shares stipulated above or (ii) will have decided not to buy any more common shares or (iii) on January 12, 2006.

4. METHOD OF ACQUISITION AND PAYMENT FOR SECURITIES

The purchase of common shares will be effected on the open market through the facilities of The Toronto Stock Exchange. The purchase and payment of common shares will be made by the Bank in accordance with the by-laws and rules of The Toronto Stock Exchange.

5. CONSIDERATION OFFERED

The price that the Bank will pay for any common shares acquired by it will be the market price of the common shares at the time of acquisition. The funds for the purchase of the common shares will be provided from the working capital of the Bank.

The Bank and the vendors of the common shares will be responsible for the payment of commissions to their respective brokers through which the purchases and sales will be made at the applicable prevailing rate at the moment of the acquisition.

6. REASONS FOR THE NORMAL COURSE ISSUER BID

In the opinion of the Board of Directors of the Bank, the acquisition of the common shares represents a proper utilization of its available funds.

7. ACCEPTANCE BY INSIDERS, AFFILIATES AND ASSOCIATES

To the knowledge of the Bank, its Directors and Senior Officers, after reasonable inquiry, none of the Directors or Senior Officers or any person holding 10% or more of any class of equity securities of the Bank, or any person acting jointly or in concert with the Bank, or any associate of a Director or Senior Officer of the Bank, intends to sell common shares during the course of this Normal Course Issuer Bid.

8. BENEFITS FROM THE NORMAL COURSE ISSUER BID

Not applicable.

9. MATERIAL CHANGES IN THE AFFAIRS OF THE BANK

To the knowledge of the Bank, its Directors and Senior Officers, after reasonable inquiry, there are no previously undisclosed material changes or plans or proposals for material changes in the affairs of the Bank.

10. SIGNATURE

The purchase of common shares in accordance with the present notice has been duly authorized by the Board of Directors of the Bank who has also authorized any Member of the Executive Committee or Directors or the Undersigned or any Assistant Secretary to sign the present notice.

Montréal, January 19, 2004.

(signé) « *Linda Caty* »
Linda Caty
Vice-President and Corporate Secretary
National Bank of Canada

File No. 82-3764

RECEIVED
2005 MAR -1 A 10:33

National Bank of Canada

12g3-2(b) Submission

English summary of the cover letter for the filing of the issuer bid report required under Section 189.1.2 of the Regulation respecting securities (Québec)

We are acting as legal counsel to the National Bank of Canada for the purposes of its normal course issuer bid and file on its behalf the issuer bid report required under Section 189.1.2 of the Regulation respecting securities, containing the information required under Section 189.1.3 of the Regulation respecting securities.

Please note that a copy of this notice has been filed on SEDAR. A check in the amount of $17,225.25 has been filed via SEDAR to cover the applicable fees.

Sincerely,

DESJARDINS DUCHARME STEIN MONAST, LLP

(signed) *Stéphanie Raymond-Bougie*



DESJARDINS DUCHARME STEIN MONAST
SOCIÉTÉ EN NOM COLLECTIF
AVOCATS

STÉPHANIE RAYMOND-BOUGIE
☎ : (514) 878-5592
FAX.: (514)878-4891
STEPHANIE.RAYMOND@DDSM.CA

Montréal, le 20 janvier 2005

PAR MESSAGER

PAR SEDAR

Autorité des marchés financiers
800, Place Victoria
22e étage
C.P. 246, Tour de la Bourse
Montréal (Québec) H4Z 1G3

Objet: Banque Nationale du Canada
Offre publique de rachat dans le cours normal en vertu de l'article 147.21 de la *Loi sur les valeurs mobilières* (Québec)
Notre dossier: 119025

Nous agissons à titre de conseillers juridiques de la Banque Nationale du Canada pour les fins de son offre publique de rachat dans le cours normal et en son nom déposons l'avis d'offre publique de rachat exigé en vertu de l'article 189.1.2. du *Règlement sur les valeurs mobilières*, contenant l'information prévue à l'article 189.1.3 du *Règlement sur les valeurs mobilières*.

Veuillez noter qu'une copie de cet avis sera déposée sur SEDAR. À cet effet, un chèque au montant 17 225,25$ couvrant les frais exigibles a été déposé via SEDAR.

Espérant le tout conforme, veuillez recevoir l'expression de nos salutations les meilleures.

DESJARDINS DUCHARME STEIN MONAST, S.E.N.C.

(Signé) Stéphanie Raymond-Bougie
Stéphanie Raymond-Bougie

SR/jb
p.j.

MONTRÉAL
600,RUE DE LA GAUCHETIÈRE OUEST
BUREAU 2400, MONTRÉAL
(QUÉBEC) H3B 4L8
TÉLÉPHONE :(514) 878-9411
TÉLÉCOPIEUR :(514) 878-4800

QUÉBEC
1150, RUE DE CLAIRE-FONTAINE
BUREAU 300, QUÉBEC
(QUÉBEC)G1R 5G4
TÉLÉPHONE : (418) 529-6531
TÉLÉCOPIEUR :(418) 523-5391

MEMBRE DE
LEX MUNDI, CHEF DE FILE
MONDIAL DES ASSOCIATIONS
DE CABINETS D'AVOCATS
INDÉPENDANTS

INTERNET
SITE WEB : WWW.DDSM.CA
COURRIER ÉLECTRONIQUE :
AVOCAT@DDSM.CA

This pricing supplement together with the short form shelf prospectus dated July 14, 2003, to which it relates, as amended or supplemented, and each document incorporated by reference therein (the "Prospectus") constitutes a public offering of securities pursuant to the Prospectus only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence.

The Notes to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and, subject to certain exemptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

Pricing Supplement No.16 dated January 18, 2005.

(to the short form shelf prospectus dated July 14, 2003)



NBC Ex-Tra Total Return Linked Notes Due 2015

Capitalized terms not otherwise defined in this pricing supplement have the meanings attributed to them in the Prospectus.

SERIES:	Series 2005-01 Notes	CUSIP No.: ISIN No.:	633067533 CA 6330675332
ISSUE SIZE:	Minimum 80,000 Notes (CDN$8,000,000) Maximum 160,000 Notes (CDN$16,000,000)		
INITIAL INDEX VALUE:	CDN$99 per Note		
ISSUE AND DELIVERY DATE:	January 25, 2005		
NET PROCEEDS TO BANK:	Minimum CDN$ 7,920,000 Maximum CDN$15,840,000 (if all the Notes are sold and excluding expenses of issue)		
NUMBER OF NOTES OF ALL SERIES OUTSTANDING:	2,526,657 (excluding those described in this Pricing Supplement)		
MATURITY DATE:	January 26, 2015		
MANAGEMENT FEE:	1.00% per annum		
SERVICE FEE:	1.00% per annum		

National Bank Financial Inc., the Agent, is an indirect wholly-owned subsidiary of National Bank of Canada (the "Bank"). As a result, the Bank is a related issuer of National Bank Financial Inc. In connection with this offering, no benefit other than the Agent's fee will be received by National Bank Financial Inc.

Recent Development Relating to the Program

Under the heading "The Program – Determination of the Net Asset Value of the Program and the Net Asset Value per Unit" of the Prospectus, the Bank has indicated that an independent auditor has been retained on behalf of Noteholders to audit, on a semi-annual basis, the financial statements of the Program, the NAV per Unit and the Index Value. The scope of the audit with respect to the Program has been amended by the Bank; only the NAV per Unit and the Index Value will continue to be subject to a semi-annual audit. The semi-annual audits of the financial statements of the Program have been discontinued.

Documents Incorporated by Reference

There are no documents, other then those specifically listed in the Prospectus or any amendment or supplement delivered herewith, filed with the Superintendent of Financial Institutions and the securities regulatory authorities in each province and territory of Canada which need to be incorporated by reference and form an integral part of the Prospectus other than the Audited Consolidated Financial Statements of the Bank for the year ended October 31, 2004, together with the Auditors' Report thereon, which include comparative audited consolidated financial statements for the year ended October 31, 2004.

For immediate release



Press Release

National Bank of Canada announces buyback of a maximum of 5 per cent of its common shares

Montreal, January 10, 2005 - National Bank of Canada today announced its intention to make a normal course issuer bid to buy back up to 5% of its issued and outstanding common shares. The notice of intention has been filed with, and approved by, the Toronto Stock Exchange.

The notice provides that the Bank may, during a maximum period of 12 months commencing January 13, 2005 and ending January 12, 2006, purchase on the Toronto Stock Exchange up to 8,400,000 common shares in total. The Bank will pay the market price for the shares at the time of acquisition. The actual number of common shares which may be purchased, and the timing of any such purchases, will be determined by the Bank. The common shares acquired pursuant to the normal course issuer bid will be cancelled.

There were 168,518,104 common shares of the Bank issued and outstanding as at January 5, 2005. Under its previous normal course issuer bid, the Bank has purchased and cancelled 8,700,000 of its common shares.

The normal course issuer bid represents a proper use of the Bank's surplus funds and is being established to enhance shareholder value.

About National Bank of Canada

National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. National Bank has assets of about $89 billion and, together with its subsidiaries, employs close to 17,000 people. National Bank's securities are listed on the Toronto Stock Exchange (TSX:NA). For more information, visit National Bank's website at www.nbc.ca.

-30 -

Information *(the following telephone number and e-mail address are intended solely for the use of journalists and other media representatives)*:

Denis Dubé
Director of Public Relations
National Bank of Canada
Tel.: (514) 394-8644
E-mail: denis.dube@bnc.ca



For immediate release

Press Release

National Bank of Canada announces buyback of a maximum of 5 per cent of its common shares

Montreal, January 10, 2005 - National Bank of Canada today announced its intention to make a normal course issuer bid to buy back up to 5% of its issued and outstanding common shares. The notice of intention has been filed with, and approved by, the Toronto Stock Exchange.

The notice provides that the Bank may, during a maximum period of 12 months commencing January 13, 2005 and ending January 12, 2006, purchase on the Toronto Stock Exchange up to 8,400,000 common shares in total. The Bank will pay the market price for the shares at the time of acquisition. The actual number of common shares which may be purchased, and the timing of any such purchases, will be determined by the Bank. The common shares acquired pursuant to the normal course issuer bid will be cancelled.

There were 168,518,104 common shares of the Bank issued and outstanding as at January 5, 2005. Under its previous normal course issuer bid, the Bank has purchased and cancelled 8,700,000 of its common shares.

The normal course issuer bid represents a proper use of the Bank's surplus funds and is being established to enhance shareholder value.

About National Bank of Canada
National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. National Bank has assets of about $89 billion and, together with its subsidiaries, employs close to 17,000 people. National Bank's securities are listed on the Toronto Stock Exchange (TSX:NA). For more information, visit National Bank's website at www.nbc.ca.

-30 -

Information: *(The following telephone number is intended solely for the use of journalists and other media representatives)*:

Denis Dubé
Director of Public Relations
National Bank of Canada
Tel.: (514) 394-8644

Public Relations Department
National Bank of Canada
600 rue de La Gauchetière West
10th Floor
Montréal Quebec H3B 4L2

This pricing supplement, together with the short form base shelf prospectus dated March 4, 2004, and each document incorporated by reference therein, (the "Prospectus") constitutes a public offering of securities pursuant to the Prospectus only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

The medium term notes (subordinated indebtedness) to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933 (the "Notes"), as amended and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

PRICING SUPPLEMENT NO. 1 DATED DECEMBER 15, 2004
(to short form base shelf prospectus dated March 4, 2004)



NATIONAL BANK OF CANADA

SERIES 3 MEDIUM TERM NOTES
(Subordinated Indebtedness)

CUSIP No.:	63306ZBZ3
CURRENCY:	Canadian Dollars
PRINCIPAL AMOUNT:	$350,000,000
ISSUE PRICE:	$100.00
ORIGINAL ISSUE DATE:	December 20, 2004
INTEREST RESET DATE:	December 22, 2014
MATURITY DATE:	December 22, 2019
NET PROCEEDS TO THE BANK:	$348,600,000 (if the aggregate principal amount of the Notes is distributed)
INTEREST PAYMENT DATES:	From the date of issue to, but excluding, the Interest Reset Date, interest will be payable at the Initial Interest Rate semi-annually in arrears on the 22nd day of each of June and December. The initial interest payment payable on June 22, 2005 in respect of the period from the Original Issue Date to, but excluding, June 22, 2005 will be $24.83 for each $1,000.00 principal amount of Notes. From the Interest Reset Date to, but excluding, the Maturity Date, interest will be payable at the Floating Rate quarterly in arrears on the 22nd day of each of March, June, September and December with the first such payment on March 22, 2015.
INITIAL INTEREST RATE:	4.926% per annum.
YIELD TO INTEREST RESET DATE:	4.926%.
FLOATING RATE:	90-day Bankers' Acceptance Rate plus 1.00%

The "90-day Bankers' Acceptance Rate", for any quarterly floating rate interest period, means the average bid rate of interest (expressed as an annual percentage rate) rounded to the nearest one-hundred thousandth of 1.00% (with .000005 per cent being rounded up) for Canadian dollar bankers' acceptances with maturities of three months which appears on the Reuters Screen CDOR Page (as defined below) as of 10:00 am., Montreal time, on the first business day of such quarterly interest period. If such rate does not appear on the Reuters Screen CDOR Page on such day, the 90-day Bankers' Acceptance Rate for such period will be the average of the bid rates of interest (expressed and rounded as set forth above) for

Canadian dollar bankers' acceptances with maturities of three months for same-day settlement as quoted by such of the Schedule I banks (as defined in the Bank Act (Canada)) as may quote such a rate as of 10:00 a.m., Montreal time, on the first business day of such quarterly interest period.

The "Reuters Screen CDOR Page" means the display designated as page "CDOR" on the Reuters Monitor Money Rates Service (or such other page as may replace the CDOR page on that Service) for purposes of displaying Canadian dollar bankers' acceptance rates.

REDEMPTION:

The Bank may, at its option, with the prior approval of the Superintendent of Financial Institutions Canada (the "Superintendent"), redeem the Notes in whole at any time or in part from time to time by giving prior notice of not less than 30 days and not more than 60 days at a redemption price which, if the Notes are redeemed prior to December 22, 2014, is equal to the greater of the Canada Yield Price (as defined below) and the principal amount, or, if the Notes are redeemed on or after December 22, 2014, at the principal amount, together in each case with accrued and unpaid interest to but excluding the date fixed for redemption. In cases of partial redemption, the Notes to be redeemed will be selected by the Trustee by lot or in such other manner as the Trustee may deem equitable. Any Notes redeemed by the Bank will be cancelled and will not be re-issued.

"Canada Yield Price" means a price equal to the price of the Notes, calculated on the business day preceding the day on which the redemption is authorized, to provide a yield from the date fixed for redemption to, but excluding, December 22, 2014 equal to the Government of Canada Yield, plus 17 basis points.

"Government of Canada Yield" means the yield from the date fixed for redemption to, but excluding, December 22, 2014 assuming semi-annual compounding, which an issue of non-callable Government of Canada bonds would carry on the remaining term to, but excluding, December 22, 2014. The Government of Canada Yield will be calculated by two independent Canadian investment dealers selected by the Trustee and approved by the Bank.

EXCHANGE OPTION:

A holder of Notes will be entitled, but only upon notice from the Bank which may be given at various times only with the prior approval of the Superintendent, to exchange, without payment of additional consideration, all but not less than all, of such holder's Notes on the date specified in the notice for an equal aggregate principal amount of senior notes of the Bank, together with accrued and unpaid interest to the date of exchange. The material attributes of the senior notes will be the same as those of the Notes except that the senior notes will rank in priority to the Notes and equally with the other deposit liabilities of the Bank and will include events of default related to default in the payment of the principal or interest due thereon. Any such notice from the Bank must be given not less than 30 days but not more than 60 days prior to the date fixed for the exchange.

CONVERSION OPTION:

A holder of Notes will be entitled, but only upon notice from the Bank which may be given at various times only with the prior approval of the Superintendent, to convert, without payment of additional consideration, all but not less than all, of such holder's Notes on the date specified in the notice for an equal aggregate principal amount of new notes issued by the Bank, together with accrued and unpaid interest to the date of conversion. Any such notice from the Bank must be given not less than 30 days but not more than 60 days prior to the date fixed for the conversion.

OPEN MARKET PURCHASES:	The Bank may at its option, with the approval of the Superintendent, purchase the Notes in the market or by tender or by private contract at such price or prices and upon such terms and conditions as the Bank in its absolute discretion may determine, subject however, to any applicable law restricting the purchase of Notes.	
RATINGS:	The Notes have been assigned a rating of A– by Standard & Poor's Rating Services, A (low) with a stable trend by Dominion Bond Rating Service Limited and A2 with a positive outlook by Moody's Investors Service, Inc.	
DEALERS:	National Bank Financial Inc., CIBC World Markets Inc., RBC Capital Markets, Scotia Capital Inc., BMO Nesbitt Burns Inc., TD Securities Inc., Merrill Lynch Canada Inc., Laurentian Bank Securities Inc., HSBC Securities (Canada) Inc. and Casgrain and Company Limited.	
DEALERS' COMPENSATION:	0.40%	
FORM: (X) Book Entry Only ( ) Fully Registered	METHOD OF DISTRIBUTION	(X) Agency ( ) Principal for Resale ( ) Direct

National Bank Financial Inc., one of the Dealers, is a wholly-owned subsidiary of the Bank. As a result, the Bank is a related and connected issuer of National Bank Financial Inc. under applicable securities legislation. The decision to distribute the Notes and the determination of the terms of the distribution were made through negotiations between the Bank on the one hand and the Dealers on the other hand. CIBC World Markets Inc., a dealer in respect of which the Bank is not a related or connected issuer, has participated in the structuring and pricing of the offering, and in the due diligence activities performed by the Dealers for the offering. National Bank Financial Inc. will not receive any benefit in connection with this offering other than a portion of the Dealers' fee payable by the Bank.

DOCUMENTS INCORPORATED BY REFERENCE

In addition to this pricing supplement, the following documents (which are not specifically listed in the Prospectus or any amendment or supplement delivered herewith) which have been filed by the Bank with the Superintendent and securities regulatory authorities in each province of Canada, are specifically incorporated by reference in the Prospectus as of the date of the pricing supplement:

(a) the Bank's comparative unaudited consolidated financial statements for the quarter ended October 31, 2004 and the comparative unaudited consolidated financial statements for the year ended October 31, 2004 included in the Bank's Report to Shareholders for the Fourth Quarter 2004 (the ''2004 Fourth Quarter Report'');

(b) the Bank's Management's Discussion and Analysis of the financial conditions and results of operations contained in the 2004 Fourth Quarter Report at pages 3-6; and

(c) the Bank's Material Change Report dated October 1, 2004 concerning the appointment of Louis Vachon as Senior Vice-President — Treasury and Financial Markets and Member of the Executive Committee.

AUDITORS' CONSENT

We have read the pricing supplement No. 1 dated December 15, 2004, relating to the offering of $350,000,000 Series 3 Medium Term Notes (Subordinated Indebtedness), to the Short Form Base Shelf Prospectus of National Bank of Canada (the ''Bank'') dated March 4, 2004 relating to the sale and issue of Medium Term Notes of the Bank in an aggregate principal amount of up to $ 2,000,000,000 (the ''Prospectus''). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the shareholders of the Bank on the consolidated balance sheets of the Bank as at October 31, 2003 and 2002 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the two-year period ended October 31, 2003. Our report is dated November 28, 2003.

SAMSON BÉLAIR/DELOITTE & TOUCHE S.E.N.C.R.L.
Chartered Accountants
Montreal, Canada

December 15, 2004

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Montreal, Canada

December 15, 2004